Exhibit 99.2

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES

Together with

MANAGEMENT INFORMATION CIRCULAR

FOR A SPECIAL SHAREHOLDERS MEETING OF TASEKO MINES LIMITED

TO BE HELD ON TUESDAY, MAY 10, 2016

IN NORTH VANCOUVER, BRITISH COLUMBIA, CANADA

YOUR VOTE HAS NEVER BEEN MORE IMPORTANT.

THE BOARD OF TASEKO RECOMMENDS VOTING ONLY THE YELLOW PROXY:

☒               AGAINST THE RESOLUTION TO REMOVE RUSS HALLBAUER, RON THIESSEN & ROBERT DICKINSON AS DIRECTORS

☒               AGAINST THE RESOLUTION TO FIX THE BOARD AT NINE AND ELECT FOUR RAGING RIVER CAPITAL (“RRC”) NOMINEES

☒               AGAINST THE RESOLUTION TO FIX THE BOARD AT TWELVE AND ELECT FOUR RRC NOMINEES

☒               WITHHOLD YOUR VOTE ON THE FOUR RRC NOMINEES

THE FUTURE OF YOUR INVESTMENT

WILL BE DETERMINED BY THE OUTCOME OF THIS VOTE.

According to information provided to Taseko by its transfer agent, you were a shareholder as of March 11, 2016. This document contains a legal notice of a special shareholders meeting together with important information about Taseko and your rights to vote as a shareholder in connection with certain actions taken by a dissident Taseko shareholder. This document is time sensitive and requires your immediate attention. If in doubt about the meaning or any of the contents of this document please contact Taseko’s proxy solicitors Laurel Hill Advisory Group at the contact information herein or consult with your legal or financial advisor. This document solicits your vote on behalf of management and the current Board. No securities regulatory authority has reviewed this document.

This document is dated March 28, 2016 and is issued under the authority of the Board of Directors of Taseko.

Shareholders should vote AGAINST Raging River because it failed to fully and promptly disclose:

•	The extent of its bondholdings and the conflicts that it causes

•	The Golden Leash bonuses only its Nominees will receive based on bond performance

•	That the only publicly declared RRC supporter is also a bondholder

•	The disturbing conflict involving RRC’s spokesperson as a director and lender to a company that went bankrupt

•	That a major RRC investor previously sought to invest in our Florence Copper Project

Summary Contents

A detailed Table of Contents appears on page 44 of this Information Circular.

For more current information please see Taseko’s Proxy Contest website:

tasekomines.com/proxy-contest

1040 West Georgia, Suite 1500

Vancouver, British Columbia, V6E 4H1

This Information Circular and enclosed Notice of Meeting is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (“Taseko” or the “Company”) for use at the special meeting (the “Meeting”) of its shareholders to be held at 10:00 a.m. (Pacific Daylight time) on Tuesday, May 10, 2016 at The Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia. The Meeting has been called as a result of a requisition made by Raging River Capital LP (“Raging River” or “RRC” or “Dissident”) to consider RRC’s proposal to remove three of Taseko’s directors and replace them with four of RRC’s nominees (the “RRC Nominees”). Information herein is provided as at March 28, 2016 unless otherwise noted. See “Definitions” for certain defined terms used in this Circular.

REASONS TO VOTE AGAINST THE RRC NOMINEES

Taseko’s Board Already has the Experience and Strategic Vision to Create Value: the RRC Nominees are Conflicted and Their Strategy will Destroy Shareholder Value

Everyone knows that the past several years have been challenging for the mining industry. Your current Board consists of mining professionals with decades of experience in all facets of the mining industry, including extensive experience on the boards of publicly traded mining companies. They have weathered many commodities cycles and their challenges. Throughout this downturn they have remained focused on what counts:

•	Maintaining Taseko’s financial stability in a weak market while laying the foundation for solid shareholder returns when markets improve. That means buying and selling assets at the right time, and advancing development projects.

•	Creating a culture focused on safety, environmental performance and positive community relations at projects and at Taseko’s cornerstone asset, the Gibraltar Mine.

But now RRC, a dissident investor with a greater financial interest in Taseko’s bonds than shares, is asking you to remove three trusted directors who have been instrumental in the Company’s success and replace them with the RRC Nominees. RRC proposes two board-changing options, each of which would be disruptive to management and destructive to shareholder value.

First, RRC is pushing to replace three of the most experienced members of your board: Russ Hallbauer, Ron Thiessen and Bob Dickinson (“Russ, Ron and Bob”). Failing this, RRC’s fall back proposal is to elect the RRC Nominees as a voting block on an unwieldy board expanded to twelve directors.

Once you understand the facts, especially the RRC Nominees’ conflicts of interest, we believe you, like your Board, will reject both options. This is done by voting AGAINST removing Russ, Ron and Bob, AGAINST expanding the Board and WITHHOLD on the RRC Nominees.

Your current Board is the better option to lead Taseko and to increase shareholder returns with a turn-around in the cyclical commodities market. Taseko has committed to adding two new independent directors but will NOT appoint directors who are also bondholders. While bondholders are important stakeholders in Taseko, their representatives should not be in the boardroom.

This Proxy Contest is About Trust

About the only thing we agree with RRC about is that this proxy contest is about who Shareholders should trust. RRC has tried to cast doubt on Taseko’s arrangements with mining services supplier Hunter Dickinson Inc. (“HDI”) simply because Russ, Ron and Bob have an interest in HDI. RRC’s claims regarding HDI are a red herring to distract Shareholders from RRC’s own conflicts and its troubling plan for your Company’s assets. We will show you in great detail why the HDI relationship is a beneficial and well-managed one for Taseko. RRC wants you to ignore the good governance practices we have had in place for HDI long before RRC appeared and RRC wants you to overlook the new voting procedures we have added that will make our relationship with HDI one of the most transparent and closely managed of any supplier relationship in the mining industry.

So HDI is not the issue. The issue is that you cannot trust RRC. Its interests are simply not aligned with your interests as Shareholders.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Reasons to Vote Against the Dissidents

Why should trusting RRC be an issue for Taseko Shareholders? RRC has consistently omitted, delayed or camouflaged crucial information that Shareholders need to know. Its original news releases and proxy circular (“RRC Circular”) do not tell you about:

•	the Golden Leashes (see: Definitions) that put the interests of the RRC Nominees at odds with the interests of Shareholders;

•	the spotty track records of the RRC Nominees;

•	the bankruptcy trustee who questioned the conduct of, and fiduciary duties performed by, RRC Nominee Mark Radzik when he served as both a director and lender representative of a bankrupt company[1]; and

•	an affiliate of off-shore controlled Wanxiang Group is bank-rolling an RRC entity and in 2011 another Wanxiang Group affiliate signed a confidentiality agreement to review our Florence Copper project (also known as the Curis project) with a view to investing in it and having board representation. This is the same project that RRC today describes as worthless.

Moreover, you cannot trust RRC because it was not upfront about its bondholding. RRC waited two months to tell you that it held Bonds, and only after we took legal steps to force them to. The only Shareholder that publicly supports RRC, Vertex One Asset Management Inc., is also a bondholder – but RRC has not told you that either. Shareholders should be very concerned that two bondholders have joined forces to try to dramatically change the composition of your board of directors and the direction of your Company.
RRC’s bond ownership gives its Nominees plenty of opportunity to make money from bond price increases even if the share price declines.
Six Main Reasons to Vote Against the RRC Resolutions and the RRC Nominees
In this Circular we provide the following six main reasons to support Russ Hallbauer, Ron Thiessen and Robert Dickinson and to vote against the RRC Nominees:

1. Taseko has posted a copy of the Bankruptcy Settlement Agreement to its website (http://www.tasekomines.com/assets/docs/pdf/may-6-13-support-plus-bankruptcy-settlement-agreement-20160225045050.pdf) so that Shareholders can judge for themselves. Mr. Radzik however does not acknowledge any of the trustee’s allegations.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

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01	Each of Russ Hallbauer, Ron Thiessen and Bob Dickinson is far better qualified than any of the RRC Nominees

Mining is a challenging business, where success is achieved on the ground, not on a spreadsheet. It requires a management team of proven project operators and knowledgeable, industry-focused directors with deep mining experience across multiple commodity cycles. It requires people who have demonstrated that they can create asset value, buy assets when prices are low and sell or enter into joint ventures with respect to such assets when prices are high.

None of the RRC Nominees can match the experience of Russ, Ron or Bob as directors of publicly traded mining companies. In fact, two of the four RRC Nominees have NO direct management or board experience with publicly traded operating mining companies at all. That fact alone is a significant reason to keep them off your Board.

RRC wrongly claims that Russ, Ron, and Bob don’t have the necessary mining experience. “They are developers and hence have a development strategy,” says RRC. It is true that Russ, Ron and Bob are outstanding project developers. But they are also very capable mine operators. The Gibraltar Mine, now in its 12th year of successful operation by Taseko, is the proof of that.

RRC wrongly claims that Russ, Ron and Bob have no capital markets expertise. But, the fact is they have collectively raised approximately $1.4 billion in the capital markets over many years to finance mining projects around the world. Many of these projects continue to operate as stand-alone public enterprises, such as Detour Gold Corp., Rockwell Diamonds Inc. and Atlatsa Resources Corp. (formerly Anooraq Resources Corp.).

In addition, Russ, Ron and Bob have a proven track record as creators of shareholder value. Ron and Bob were instrumental in assisting in the growth, development and advancement of Detour Gold Corp. into a well-regarded mid-tier gold producer, with

Two of the four RRC Nominees have NO direct management or board experience with publicly traded operating mining companies.

a current market capitalization of approximately $3.29 billion. They also have created a total of $1.25 billion dollars in shareholder value by

The five HDI related mining companies sold to majors

Company	Year	Sold for Million
North American Metals Ltd.	1988	$87 M
Continental Gold Corp.	1991	$185 M
El Condor Resources Ltd.	1996	$133 M
Farallon Mining Ltd.	2011	$410 M
Continental Minerals Corp.	2011	$430 M

financing, advancing and selling five mining companies to major mining companies from 1988 to 2011.

What’s more, Russ, Ron and Bob each also have long-term experience on Taseko’s Board. It was Ron who, in 1999, negotiated Taseko’s acquisition of Gibraltar for just one dollar after the former owner lost patience with the down cycle and decided to shut the mine permanently. Ron and Bob put their personal net worth on the line by assuming potential personal liability to meet Gibraltar’s reclamation obligations if they had been unable to restart the mine. Ron and Bob then developed an innovative financing package, in part by selling a 10-year self-funding royalty on production, to restart the mine while avoiding shareholder dilution.

In 2010, after turning Gibraltar into Canada’s second largest open pit copper producer, Russ, Ron and Bob led the Board to sell a 25% interest in Gibraltar for $187 million to a Japanese smelter group that also provided copper concentrate off-take guarantees. In doing so the Board maximized value in the context of strong market conditions. The proceeds were invested in Gibraltar’s third phase of expansion which further increased the asset’s value by lowering operating costs, increasing output and increasing reserve life, again without shareholder dilution.

Together with the other Board members, Russ, Ron and Bob have built a financially stable mining enterprise that generates sufficient cash flow to weather extended periods of low commodity prices. They have also diversified and expanded

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Reasons to Vote Against the Dissidents

Taseko’s project pipeline while managing its asset base with common sense, including realizing a profit of $11 million from the purchase and re-sale of smaller investments.

The mining industry has bestowed prestigious awards on Russ, Ron and Bob in recognition of their achievements. They have been re-nominated and elected to the Board year-after-year on the strength of their knowledge and contribution to Taseko.

And yet, buried in a table on page 16 of the RRC Circular, RRC proposes that its nominees Randy Davenport and Paul Blythe take the place of Russ and Ron as CEO and Chair, respectively. As we will show below, Mr. Davenport and Mr. Blythe are not nearly as qualified for these roles as are Russ and Ron.

Unlike the RRC Nominees, Russ, Ron and Bob’s interests are clearly aligned with Shareholders.

Each of Russ, Ron and Bob have significant personal holdings of

Taseko shares, with a combined position amounting to 8.5 million Shares (4.0% of the Shares outstanding). They bought these shares at significantly higher prices and so have soldiered on through the downturn with the rest of Shareholders. As a result, their interests are aligned with Taseko shareholder. Compare that with the RRC Nominees, none of whom have any disclosed direct personal ownership of Taseko shares.

We don’t dispute that the RRC Nominees represent a group that we understand owns about 6.3% of Taseko’s shares. But the RRC Nominees have not disclosed their actual interests in those Shares or the RRC bondholding, so unlike Russ, Ron and Bob, there is no way to know how much each RRC Nominee has directly or even indirectly invested in Taseko. What we do know is that Russ, Ron and Bob have personally invested a lot more money into Taseko’s shares than RRC and have no side deals with bondholders.

What’s more, the RRC Nominees have serious conflicts that put them at odds with Shareholders’ interests:

•	they represent RRC which has invested more in Taseko bonds than in Taseko Shares; and

•	they have agreed to accept indirect incentive payments – known as “Golden Leashes” – from RRC and a related entity. These Golden Leashes include incentive payments specifically tied to the performance of Taseko’s bonds.

RRC is a recently created entity with no mining assets or operations. RRC only began accumulating Taseko shares on December 29, 2015, a mere two weeks before requisitioning the Meeting. RRC is just a short-term focused raider that will place shareholder value at risk over the long term. This is no time to let opportunists impose an unrealistic u-turn in Taseko’s strategy to maximize their own performance incentives.

The RRC Nominees have serious conflicts that put them at odds with Shareholders’ interests

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

RUSS HALLBAUER
CEO and Director

Shares: 3,670,025 (1.7%)
all owned personally
Bonds: None

Awards

2007

Selwyn Blaylock Award for Advancement and Development of the Mineral Industry in Western Canada / *Canadian Institute of Mining, Metallurgy & Petroleum*

2010

Pacific Entrepreneur of the Year for Leadership in the Mining Industry / *Ernst & Young*

2012

Fellowship (Fcim) for Outstanding Continuous Contributions to the Canadian Institute of Mining, Metallurgy and Petroleum and/or the Mining, Metallurgical and Petroleum Industries / *Canadian Institute of Mining, Metallurgy, and Petroleum*

Biographies: What you need to know about Russ Hallbauer, Ron Thiessen and Bob Dickinson

Russ, a Professional Mining Engineer, has been an integral part of the mining industry for the past 35 years and has more than 20 years of experience on the boards of publicly traded North American mining companies.

Ron and Bob recruited Russ to take charge of Taseko in 2005. Since then, Russ has assembled the team that rebuilt Gibraltar, nearly tripling the daily processing capacity and making it Canada’s second-largest open pit copper producer. Russ oversees the highest possible safety standards at Gibraltar while delivering positive cash flow even at the bottom of the copper market. Under his leadership, Gibraltar won the 2013 Mining and Sustainability Award from the Mining Association of British Columbia and the Government of British Columbia.

Prior to joining Taseko, Russ was General Manager of Base Metal Joint Ventures at Teck Cominco Ltd., one of Canada’s largest mining companies, where he oversaw the Highland Valley Copper mine in British Columbia and Compañía Minera Antamina in South America. Russ has also served as Teck Cominco’s General Manager of Coal Operations, in charge of Quintette and Elkview – two of the largest metallurgical coal mines in North America, both located in British Columbia. He took over the operations, successfully restructured the mines out of bankruptcy, and returned them to profitability.

Russ is a graduate of the British Columbia Institute of Technology and the Colorado School of Mines. He is the past Chairman of the Mining Association of British Columbia and was the President of the Canadian Institute of Mining and Metallurgy for 2005-2006.

Russ’ board experience includes more than 10 years as a Taseko director. He is not currently a director of any other publicly traded company. Russ is also a director and shareholder of HDI.

RON THIESSEN, Chairman of the Board

Shares: 1,290,795 (0.6%) all owned personally

Bonds: None

Ron is a Chartered Public Accountant (CPA) with more than 25 years of experience developing venture capital financing for emerging public and private mining companies. He has decades of experience as a director of publicly traded companies. It is thanks to Ron that Taseko owns and operates our successful Gibraltar mine today.

Ron’s principal occupation is President, Chief Executive Officer and a director of Northern Dynasty Minerals Ltd. (TSX:NDM). He also serves in the management of Quartz Mountain Resources Ltd., currently not active, and as a director of Amarc Resources Ltd. (TSX-V:AHR).

At HDI, Ron and his associates have completed in excess of 20 property or project acquisitions, raised over $1.4 billion in equity financing, and built an impressive portfolio of advanced mineral exploration, development and mining projects. Under Ron’s leadership, HDI has grown from a small service company to a firm providing comprehensive development and mining-related services with a multidisciplinary team of more than 60 employees and subcontractors that support private and publicly-listed companies by providing technical, financial, administrative, and management services.

Ron holds a Bachelor of Commerce degree from the University of Saskatchewan.

BOB DICKINSON, Director

Shares: 3,535,105 (1.7%) all owned personally

Bonds: None

Bob is an economic geologist with more than 40 years of experience in mineral exploration and development. He has decades of experience on the boards of publicly traded mining companies.

It was with Bob’s support on the Board that Ron negotiated the purchase of Gibraltar for Taseko back in 1999. Other than Taseko, all of his current work with publicly-traded companies involves exploration and development projects. These are his roles:

•	Executive Chairman and a director of Northern Dynasty Minerals Ltd. (TSX:NDM);

•	director of Heatherdale Resources Ltd. (TSX-V:HTR);

•	director of Northcliff Resources Ltd. (TSX:NCF);

•	director of Amarc Resources Ltd. (TSX-V:AHR); and

•	director of Quartz Mountain Resources Ltd. (TSX:QZM).

Each of these companies has a services agreement with HDI, of which Bob is also a director.

Bob holds B.Sc. (Economic Geology) and M.Sc. (Finance) degrees from the University of British Columbia.

Awards

2004   Pacific Entrepreneur of the Year (with associates at HDI) / Ernst & Young

2007   Thayer Lindsley International Discovery Award (with associates at Northern Dynasty Minerals) / Prospectors and Developers Association of Canada

2007  Edgar A Scholz award for Excellence in Mine Development / Association for Mineral Exploration British Columbia

2013   William Lawrence Saunders Gold Medal / Society for Mining, Metallurgy & Exploration

2013   Fellowship (FCA) for having rendered exceptional services to the accounting profession or for achievements in their careers or in the community that have earned them distinction and brought honour to the profession / Institute of Chartered Accountants of British Columbia

Awards

1990  Canada’s Mine Developer of the Year / Prospectors and Developers Association of Canada

2000  British Columbia’s Mining Person of the Year / Mining Association of British Columbia

2004  Pacific Entrepreneur of the Year (with associates at HDI) / Ernst & Young

2007  Thayer Lindsley International Discovery Award (with associates at Northern Dynasty Minerals) / Prospectors and Developers Association of Canada

2008   A.O. Dufresne Award for his contributions to exploration and mining in British Columbia / Canadian Institute of Mining, Metallurgy and Petroleum

2010  Charles F. Rand Memorial Gold Medal for distinguished achievement in mining administration / Society of Petroleum Engineers

2012  Canadian Mining Hall of Fame Inductee, in recognition of his outstanding lifetime achievement in the Canadian minerals industry / Canadian Mining Hall of Fame

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

What the RRC Nominees’ Biographies Omit or Obscure

The biographies of the RRC Nominees, that accompanied the meeting requisition supplied by RRC are attached as Schedule A to this Circular, uncorrected. Below is information that RRC has not told you:

Mark Radzik acts as RRC’s spokesperson, and his company, Granite Creek, LLC, is the largest owner of the general partnership that controls RRC. He is the one who signed RRC’s misleading US Schedule 13D filings on behalf of RRC.

As RRC’s spokesperson, Shareholders should be especially concerned about Mr. Radzik’s lack of experience in, and lack of knowledge of, the mining industry. He is not a mining professional. He is instead a financial professional with a focus on debt, distressed situations and insolvency. He is a self-described “opportunist”[2] and it is increasingly clear that he sees an opportunity in you, Taseko’s Shareholders.

The bankruptcy trustee questioned whether Mr. Radzik and other conflicted directors violated their fiduciary duties of care and loyalty

Because he is RRC’s spokesperson, we think the most important omission among the biographies of all of the RRC Nominees is the omission of Mr. Radzik’s role as a conflicted director of, and lender to, a company in a bankruptcy. This case is important because the bankruptcy trustee signed a settlement agreement that recited a number of troubling allegations which could have been made, including that Mr. Radzik and other conflicted directors may have “violated their fiduciary duties of care and loyalty” and “Lenders ... improperly benefited from the actions of the directors”.[3]

Now Mr. Radzik is leading the RRC Nominees into the same conflicted roles as director and lender at Taseko. Can Taseko’s Shareholders trust Mr. Radzik to meet his fiduciary duties this time?

Mr. Radzik has disclosed neither his personal ownership of Taseko bonds or shares nor the extent of his financial interest in RRC’s ownership of Taseko’s bonds or shares. In addition, he has not disclosed any experience as a director of a publicly traded mining company.

Henry Park’s biography does not disclose any previous board or management experience with a mining company. In fact, Mr. Park served on the board of the Vancouver-based junior issuer Tintina Resources Inc. from May 2011 until March 2013. Tintina’s share price dropped by 62% during his tenure.

2. See Mark Radzik biography within RRC Press Release dated January 13, 2016 entitled “Raging River Capital LP Requisitions Shareholder Meeting of Taseko Mines”

3. Mr. Radzik has not acknowledged the trustee’s allegations

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

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Reasons to Vote Against the Dissidents

RRC’s biography describes Mr. Park as a mining and commodities investor but provides no record as to his success or failure in that role. Mr. Park has disclosed neither his personal ownership of Taseko bonds or shares nor the extent of his financial interest in RRC’s ownership of Taseko’s bonds or shares.

Randy Davenport’s biography omits two recent executive positions. Mr. Davenport held executive roles, including VP and COO and subsequently CEO, for Nord Resources Corporation from January 2009 until November 2010. During his tenure as CEO, Nord suspended operations at its Johnson Camp mine in Arizona and was delisted from the Toronto Stock Exchange. A few years after Mr. Davenport departed, Nord declared bankruptcy.

Mr. Davenport has not disclosed if he personally owns any Taseko bonds. Nor has he disclosed the extent of his financial interest in RRC’s ownership of Taseko bonds and shares. In addition, he has no disclosed experience on the boards of publicly traded mining companies.

Paul Blythe’s biography omits his previous dissident campaign to topple another mining company’s board. The stock price of the company he targeted – Dayton Mining Corp (“Dayton”) – fell by 94% during his tenure on the board.

On December 4, 2000, while Mr. Blythe was on the board of Dayton, Dayton announced the permanent closure of its operating mine, the Andacollo Gold Mine in Chile, which was owned by a wholly-owned Chilean subsidiary, Compañia Minera Dayton. The Chilean courts approved a creditors’ plan in May 2001 which provided for the orderly disposal of Compañia Minera Dayton’s assets. Dayton wrote off its entire investment in Compañia Minera Dayton and deconsolidated it from Dayton’s financial statements effective December 1, 2000.

While Mr. Blythe was lucky enough to ride the wave of the commodities price cycle boom with Quadra FNX, his biography does not disclose his difficulties in executing mining acquisitions, project development and operations.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

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Raymond Goldie, a Toronto-based analyst at Salman Partners Inc. stated: “The market had treated [Mr. Blythe’s Quadra FNX] management as a serial disappointer and they heavily punished the price of the company’s shares.”

The table below provides details of five disappointing projects in which Mr. Blythe played a role, including three (Lomas Bayas, Carlota and Sierra Gorda) that his biography inappropriately cites as achievements.

Mr. Blythe’s Former Projects: Achievements or Disappointments?

Project	Role Played	Another View of Results

Carlota Mine, Arizona	President and CEO, Quadra	Quadra purchased Carlota for US$40 million in 2005 based on a 10 year life of mine plan producing 600 million pounds of copper for $0.99/pound operating cost. After spending an additional US$245 million the mine reached commercial production at the beginning of 2009. The project ran for six years and only produced 158 million pounds of copper at an average operating cost of $2.60/pound. In November 2011 Quadra FNX recorded an impairment loss of US$122 million to reduce its carrying value in Carlota to zero[4] while copper was still well above US$3/pound.

Malmbjerg Molybdenum Project, Greenland	President and CEO, Quadra	Quadra purchased 82.5% of Malmbjerg in 2007 for US$40 million with another 15.7% purchased in 2008 for US$16 million (total US$56 million). Following further development expenditures of US$21 million the project was suspended and written down to a carrying value of US$5 million at the end of 2008.[5]

Franke Mine, Chile	President and CEO, Quadra	Quadra purchased Franke in 2009 for US$67 million with the mine facilities essentially completed. As a result of operating issues, Franke required an additional US$80 million in capital during the first three years of production and has averaged only 60% of predicted copper production since start up. As a result of low production combined with higher than anticipated acid consumption, unit operating costs at Franke are more than 200% above projections.[6] The value of the mine was written down by US$126 million in 2011.

Lomas Bayas Mine, Chile	President and CEO, Minera Gibraltar Limitada	Mr. Blythe was transferred to the Lomas Bayas project with the goal of bringing it into production. According to Boliden, the owner in 2000, contaminants in the ore that affected metallurgical performance were not considered in the design and development of the project causing delays and additional capital. Production in the first two years was 80% of plan, which did not meet the lender completion test, and the project was sold in 2001.[7]

Sierra Gorda Copper Molybdenum Project, Chile	President and CEO, Quadra FNX; transition to KGHM	The Sierra Gorda project was the main asset of Quadra FNX when it was acquired in 2011 by KGHM, 32% owned by the Polish government. The project has performed far below expectations and KGHM and its joint venture partner recently announced a combined write down of US$866 million on Sierra Gorda.[8] The Polish government has stated that it will perform an audit of the assumptions and analysis of its purchase of Quadra FNX.

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4. Data and comments derived from Quadra FNX 2011 Third Quarter Earnings Report, November 10, 2011.

5. Data and comments for Malmbjerg derived from Quadra MD&A 2007 and 2008.

6. Data and comments for Franke derived from Franke Technical Report 2009, from Quadra MD&A 2009 and 2010, and from KGHM MD&A 2011 to 2014.

7. Data and comments for Lomas Bayas derived from Boliden Annual Reports for the years 1998, 1999, and 2000.

8. Data and comments on Sierra Gorda’s writedown derived from Bloomberg Business News, February 8, 2016. http://www.bloomberg.com/news/articles/2016-02-08/kghm-takes-494-million-copper-asset-charge-keeps-dividend-plan.

Reasons to Vote Against the Dissidents

Tellingly, Mr. Blythe’s experience does not include running a public mining company during tough financial markets. As Warren Buffet once said “only when the tide goes out do you discover who’s been swimming naked.”

On RRC’s website Mr. Blythe claims he can build bridges to mining opponents, but he has no disclosed track record for mine permitting in British Columbia or negotiating with British Columbia’s First Nations.

Mr. Blythe has disclosed neither his personal ownership of Taseko bonds or shares nor the extent of his financial interest in Raging River’s ownership of Taseko’s bonds and shares.
Russ, Ron and Bob Have More Experience as Directors of Publicly Traded Mining Companies
As the bar chart below indicates, Russ, Ron and Bob have far more experience on the boards of publicly traded mining companies than the RRC Nominees.

Taseko shareholders should expect that each member of the Board have appropriate depth as directors of publicly traded mining companies. Russ, Ron and Bob have that experience in abundance. Two RRC Nominees have no such experience and a third RRC Nominee has less than two years.

Based on the incumbent directors’ qualifications compared with the RRC Nominees, we urge you to support Russ, Ron and Bob, and to vote AGAINST the RRC Nominees.

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02	Under current leadership, Taseko is a mining success story and has developed a strong foundation for growth

Taseko has Delivered Financial Stability

Despite weak copper prices, Taseko’s current Board and management team have delivered positive cash flow from the Gibraltar Mine by expanding production and lowering operating costs. The accompanying graph illustrates the continued positive margins at Gibraltar even as the price of copper has declined to the range of approximately US$2 per pound from more than US$3 per pound in November 2014.

Gibraltar has now operated successfully for 12 continuous years under Taseko’s ownership. This is an impressive performance for a mine that was inoperative in 1998 when the former owner lost patience during a downward commodity cycle. And due to support for exploration and development drilling from Taseko’s Board, Gibraltar is estimated to have a 23-year mine life assuming the worst of the copper price declines are behind us.

Over the past eight years, Taseko has invested $750 million into the Gibraltar Mine to make it the state-of-the-art mine it is today. The infographic below helps illustrate the improvements that we have achieved. Contrary to RRC’s accusations, Taseko has invested wisely, for the benefit of all Shareholders.

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Reasons to Vote Against the Dissidents

Taseko has effectively managed its liquidity and maintained a strong balance sheet with $500 million of cash flow from operations over the last ten years as well as the following timely transactions to support growth and stability:

•	US$200 million raised from a bond issue bearing interest at 7.75%, in 2011;

•	$187 million of cash proceeds from the sale of a 25% interest in the Gibraltar Mine in 2010. This transaction was completed in a strong copper market;

•	US$70 million credit facility completed in early 2016 at a cost of capital of less than 10% (unless copper prices improve, in which case the facility’s cost will be higher but so will Taseko revenue); and

•	$11 million in profit from the purchase and subsequent re-sale of five smaller investments.

Taseko has sufficient liquidity to manage commitments through the current period of weak copper markets. Contrary to RRC’s claims, Taseko’s balance sheet is strong with $76 million cash on-hand as at Dec. 31, 2015. We generated $52 million in net operating cash flow in 2015 and even after debt service costs ($30 million), there was still $22 million of positive cash flow.

The balance sheet will get even stronger as copper prices recover. The current Board believes that if the copper market recovery is sustained, there will be opportunities to address Taseko’s 2019 debt maturities well before the due date.

The Board’s decision to sell a 25% stake of Gibraltar in 2010 when copper prices were high, and to invest the proceeds into modernization and expansion, has paid off in greater and more efficient steady-state production, positive margins and cash flow as copper prices declined. This is an example of the kind of prudent Board oversight that comes from years of experience in mining operations – experience that at least two of the RRC Nominees simply don’t have.

The sale of a 25% interest in Gibraltar for the reasons described above, along with Taseko’s profit of $11 million from the sale of certain smaller investments, demonstrates the Board’s willingness to divest or enter into joint ventures with respect to assets at the right time, and for the right reasons. Unlike RRC, the current Board does not intend to divest assets at fire sale prices during market lows.

Taseko’s Robust Project Pipeline

Taseko’s management, supported by the Board, continues to work towards its stated goal of developing a diversified portfolio of mining projects in North America. In addition to Gibraltar, Taseko has built a robust pipeline of advanced-stage development projects that offer diversity through mineral type, geography (while staying within North America) and development schedule.

As noted in the table on the next page Taseko’s top three development projects alone have the potential to deliver approximately $3.7 billion of net present value to Shareholders over a period of up to 25 years, based on estimates and assumptions contained in the publicly filed technical reports referenced below. Taseko’s current Board intends to take steps to unlock the value in these projects when the metals outlook improves and the timing is right.

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In the current challenging market conditions, Taseko’s strategy is to preserve the value of, and de-risk, its project pipeline with modest capital outlays. Taseko believes that shareholder value cannot be optimized through distressed sales at current commodity prices and that the RRC Nominees are wrong to advocate it.

Project (100%-owned)	Type	Potential Mine Life	Stage	Estimated Reserves	Estimated Net Present Value $millions[9,10,11]
New Prosperity (BC)[12]	Copper and gold open pit	20+ years	Environmental Assessment	830 million tonnes @ 0.41 g/t Au & 0.23% Cu13	$1,700
Florence Copper (Arizona)[14]	In-situ copper leach	25 years	Permitting (19 of 21 obtained)	340 million tonnes @ 0.36% Cu15	$1,100
Aley (BC)[16]	Niobium	24 years	Environmental Assessment	84 million tonnes @ 0.50 % Nb2 O5[17]	$860
Total					$3,660

Cautionary Note to US Investors Regarding Canadian Mineral Terminology Differences- Resources and Reserves18

Value of Taseko’s Florence Copper Project: to be Realized with Proven Technology

Florence Copper, acquired by Taseko when it acquired Curis Resources Ltd. in 2014, has large copper reserves and the potential to be a long-life, low cost copper producer as indicated by the chart below.

The project strengthens Taseko’s development project pipeline and its location in Arizona provides Taseko with geographic diversification in a stable jurisdiction. Taseko screened dozens of potential acquisition targets throughout the Americas and

9. Pre-tax, 8% discount rate for Aley and New Prosperity and 7.5% discount rate for Florence.

10. Metal price assumptions: Florence: Cu – US$3.00/lb; Aley: Nb – US$45/kg; New Prosperity – Cu: US$3.10/lb., Au: US$1,500/oz.

11. FX rates: Aley – C$1= US$0.90; New Prosperity – C$1= US$0.74. N/A for Florence.

12. Source: Technical Report on the 344 million Tonne increase in Mineral Reserves at the Prosperity Gold-Copper Project, British Columbia, Canada dated December 17, 2009. Effective date November 2, 2009 filed on SEDAR.

13. Proven Reserves (481 million tonnes @ 0.46 g/t Au & 0.26% Cu) & Probable (350 million tonnes @ 0.35 g/t Au & 0.18% Cu).

14. Source: Florence Copper Project Technical Report Pre-Feasibility Study, Florence, Pinal County, Arizona dated March 28, 2013 filed on the Curis Resources Ltd, SEDAR profile (see also page 23 for information about 2012 negotiations about Florence with Wanxiang, an RRC investor). The net present value for Florence Copper is converted at an exchange rate of C$1 = US$ 0.77.

15. Probable Reserves.

16. Source: Technical Report on Mineral Reserves at the Aley Project British Columbia dated October 30, 2014; effective date September 15, 2014 filed on SEDAR.

17. Proven Reserves (44 million tonnes @ 0.52%) & Probable Reserves (40 million tonnes @ 0.48%).

18. Canadian and US mineral terminology is not comparable; these would not be classified as reserves under US rules. See “Cautionary Notes Regarding Comparability of Canadian and US Mineral Terminology Relating to Resources and Reserves” on page 88.

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Reasons to Vote Against the Dissidents

concluded that Florence Copper represented the best project available, with the best valuation and low capital intensity requirements to meet Taseko’s strategic goals.

To date, Florence Copper has received 19 out of the requisite 21 permits and authorizations to proceed with the phase one production test facility. Taseko anticipates receiving the two final permits within the coming months.

Contrary to RRC’s criticism, Florence Copper’s in-situ leach technology has been shown to be technically feasible for copper recovery. It was successfully used for 15 years at the San Manuel project in Arizona, just 55 miles from Florence Copper. San Manuel copper was commercially produced at the rate of 40 million pounds of copper annually at an operational cost of US$0.40 per pound using the same technology. Also KGHM International’s Carlota project in Arizona, approximately 50 miles from Florence Copper, has been successfully producing copper since 2014 by using Florence Copper style injection well technology on its previously unsuccessful and abandoned leach dumps.

Moreover, this technology has been used extensively and successfully in commercial uranium mines for many years, which is where the current technology was developed. And at Florence Copper the technology was successfully piloted by BHP Billiton Ltd. when it owned the project in 1999.

The RRC Circular attacks the Florence technology as “unproven”. In a media interview Mr. Radzik was quoted as saying it was “a technology that’s not tested.”[19] These are troubling errors for a proposed director of a mining company, but should not be surprising to Shareholders given that

Mr. Radzik has no mining experience. Moreover, Mr. Radzik does not tell you that an affiliate of one of RRC’s large investors, Wanxiang America Corporation, tried to buy into Florence in 2011. Interestingly, the nature of the technology did not deter RRC’s own investor.	These are troubling errors for a proposed director of a mining company, but should not be surprising to Shareholders given that Mr. Radzik has no known mining company experience.
Aley: World’s Third Largest Known Niobium Deposit

Taseko’s Aley Niobium project is the world’s third largest known niobium deposit, after two operating mines in Brazil. Niobium is primarily used in the manufacturing of high strength, light-weight, and corrosion resistant steel and is found in turbines, aerospace and automobile machinery, and oil and gas pipelines, among other end-products. The project is poised to support growing niobium demand from increased use in steel production.

Taseko’s investment in Aley to date is $30 million. To put this in context, Shareholders should be aware that in 2014, Magris Resources Inc. purchased the Niobec Mine in Quebec from IAMGold for US$500 million. While this is an operating niobium mine, it contains considerably less mineral resources than Aley. In addition, in 2012, the owners of Brazil’s Niobium-focused Companhia Brasileira de Metalurgia e Mineracao sold a 15% interest in the company to a Japanese and South Korean consortium for US$1.8 billion and a further 15% interest to a Chinese consortium for US$1.95 billion.

19. National Post: March 4, 2016.

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Taseko’s New Prosperity Project: A Robust Copper and Gold Project with Increasing Local Support

Contrary to allegations in the RRC Circular, Taseko has received strong support for its New Prosperity copper and gold project from all elected City Councils of the Cariboo Region of British Columbia, where the proposed mine is located. In addition, an independent Taseko poll of a representative sample of the entire 60,000 person population of the Cariboo region shows 85% support for the project.

Taseko believes this support is a result of:

•	the success of the Gibraltar Mine;

•	recognition of the local economic benefit that New Prosperity would provide;

•	Taseko’s willingness to work with the local communities; and

•	a project amendment to protect and preserve Fish Lake, which has cultural importance for local First Nations.

New Prosperity has attained the requisite Environmental Assessment Certificate from the Government of British Columbia. Unfortunately, however, New Prosperity does not yet have the support of the Canadian Federal government. Taseko believes this is primarily due to the federal government’s inadequate procedural safeguards in its environmental review of the project, which resulted in an adverse ruling that Taseko believes is unsupported by the facts.

As a result, Taseko initiated judicial reviews of the environmental assessment process in Canadian federal court and has more recently initiated a lawsuit for damages in the Supreme Court of British Columbia. The actions have been taken in order to have the federal process examined for bias and an unsupported conclusion, and to seek redress for these actions.

New Prosperity is the seventh largest undeveloped porphyry copper and gold deposit of its kind in the world. It is an asset of national significance to Canada and Taseko’s current Board and management team intends to continue to pursue the project.

Shareholders should be sceptical of RRC’s suggestion that it can simply wave a magic wand and obtain permits and First Nations consent. The RRC Nominees have no experience with or understanding of the extremely complex issues involved. Resource extraction, land use and First Nations issues in British Columbia are extremely complex, politically and legally, with a history of extensive multilateral negotiations at the federal and provincial levels and attendant court challenges. This is highlighted by the recent five-year frame work for reconciliation negotiations recently entered into by the Province of B.C. and the Tsilhquot’in National Government (in whose claimed traditional territory the New Prosperity Project is located) in the February 2016 Nenqay Deni Accord.

RRC has unfairly criticized Taseko’s Board for defending Taseko with regard to inaccurate comments about New Prosperity by the Western Canada Wilderness Committee (“WCWC”). Taseko took legal action claiming the WCWC comments were defamatory after WCWC refused to correct or withdraw its comments. Taseko did not prevail at trial in its claims but has asked a higher court to review the case trial decision because Taseko remains of the view that the WCWC comments went well beyond fair comment in opposition to the project.

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Reasons to Vote Against the Dissidents

Taseko’s Share Price has Outperformed Its Peers

Contrary to the RRC Circular, Taseko’s share price has performed better than its closest peers over the last year and five years ending March 11, 2016. The peer performance is illustrated in the charts below and compares Taseko with its three most relevant peers, by market capitalization.

Taseko’s strongest performance against these three closest peers is over the past year, which makes sense because it covers the period when Gibraltar operated at the new processing capacity of 85,000 tons per day following eight years of modernization at a total cost of $750 million.

Taseko’s share price is strongly influenced by the price of copper, a factor beyond the control of copper producers. Like all producers, Taseko is said to be levered to the price of copper meaning its share price moves higher and lower than the corresponding price movements of copper itself. Share prices for Taseko and its peers have all declined during the comparison periods due to the lower price of copper. The price of copper as of March 11, 2016 was US$2.25 per pound, down 46% from US$4.17 five years earlier.

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Taseko’s Board has strategically positioned the Company to create shareholder value with the next copper price rebound. As a validation of this strategy, Taseko’s stock price more than doubled to $0.73 as of March 11, 2016 from its mid-January closing low of $0.36 in response to an increase of 16% in the price of copper following copper’s seven year low of US$1.94 per pound in mid-January.

The RRC Circular fails to tell the whole story by simply showing a graph of Taseko’s share price alone, without showing the price of copper and performance of Taseko’s peer group. It is a typical RRC tactic. RRC provides no copper price information and no evidence of peer performance to support their allegation that Taseko has underperformed its peers, because no such evidence exists. Taseko has outperformed its peers. Without this context, readers of the RRC Circular are led to the wrong conclusion that the Board, not the price of copper, is responsible for the stock price decline.

Equally inaccurate, is RRC’s claim in its proxy circular that “the only thing that has helped the share price has been Raging River’s involvement and the market’s hope for change.” Once again, RRC omits any mention of the strong copper price rebound since the mid-January 2016 low, which is the real reason for Taseko’s recent stock price gain.

RRC claims to have capital markets expertise, but its flawed share price analysis suggests otherwise. Or perhaps it knows better, but just wants to win votes.

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Reasons to Vote Against the Dissidents

Taseko has an Excellent Track Record for Safety, Environmental Performance and Community Relations.

These are the hallmarks of a well-run mining operation that doesn’t cut corners in hard times, and that has earned the social license to develop new projects. Shareholders should be proud of the Board and management team for its track record. Here are some examples of Taseko’s success:

■	Safety: Gibraltar was the safest mine in British Columbia in 2015 and 2014, with no time lost due to accidents. That’s why the provincial government twice awarded Gibraltar the John Ash award, which recognizes mines in British Columbia with at least one million worker hours and the lowest lost-time accident frequency. The accident-free period dates back to December 12, 2013, and now exceeds three million person hours worked. This is a reflection of the high standards set by Taseko, its Board, and its employees.

■	Environment: Gibraltar was recognized with the Metal Mining Reclamation Award for outstanding achievement at its large-scale reclamation projects and progressive reclamation research trials by the British Columbia Technical and Research Committee on Reclamation in September 2012.

■	Sustainability: Gibraltar received the Mining and Sustainability Award in 2013 from the Mining Association of British Columbia and the Province of British Columbia. The award recognized Taseko’s commitment to advancing and promoting sustainable mining development in the BC mining sector.

■	Community: Taseko’s transparent and inclusive approach to working with local stakeholders has made it a successful community partner at its Gibraltar Mine. Taseko’s commitment includes employment and training for local First Nations communities and providing First Nations-owned businesses with opportunities to serve as suppliers. More than 10% of employees at Gibraltar are members of First Nations, with positions ranging from heavy equipment operators to mine engineers.

Based on the incumbent directors’ track record of guiding Taseko through challenging times while developing a strong foundation for growth with rising copper prices, we urge you to support Russ, Ron and Bob, and to vote AGAINST the RRC Nominees.

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03	RRC cannot be Trusted – It has not been forthright, particularly regarding its serious conflicts of interest involving Golden Leashes and Bonds

Illustrating RRC’s Conflicts of Interest: The Bonds, the Bankruptcy, and the Golden Leashes

RRC: Bondholder First and Foremost

RRC incorrectly claims in its proxy materials that it is “a shareholder first.” RRC embellishes this claim on its website with the inaccurate statement that RRC “only stands to make money from Taseko when the stock increases.”

RRC’s claims are never the whole story.

It is clear from the cost base disclosed by RRC for its Bonds and Shares that RRC is a bondholder first and foremost. And RRC’s Bond ownership gives its Nominees plenty of opportunity to make money from bond price increases even if the share price declines.

RRC: Bondholder first and foremost

	Bonds US$	Shares US$	Difference
			US$	%
RRC’s cost base[20]	$8.9 million	$4.6 million	$4.3 million more for Bonds	93% more for Bonds

That’s a serious conflict of interest for the RRC Nominees. To avoid that conflict, and maintain alignment with Shareholder interests, Taseko’s current Board members do not hold any Bonds or other securities that hedge their equity interest in Taseko.

RRC claims the public support of only one other Shareholder, Vertex One Asset Management Inc. But RRC has failed to mention that Vertex One is itself a bondholder. Just like RRC, Vertex One has a larger investment in Taseko bonds than shares, according to a published account by an analyst who spoke to Vertex One. Shareholders should be very concerned that two such bondholders have joined forces to try to dramatically change the composition of your Board of directors and the direction of your Company.

RRC claims in its proxy materials that “bondholders and shareholders are aligned,” but that’s true only when copper markets are strong. In challenging financial circumstances, the economic interests of bondholders and shareholders diverge. This is because in an insolvency event, creditors will rank ahead of equity holders in connection

RRC’s bond ownership gives its Nominees plenty of opportunity to make money from bond price increases even if the share price declines.

with any distribution of proceeds from the business enterprise or any liquidation of its assets. And it is disingenuous for Raging River to suggest otherwise. Given the price at which RRC purchased its bonds, in a worst case insolvency scenario, RRC could make a profit on its Bonds while Shareholders lose their entire investment. That represents a clear conflict.

In the conflicted dual role of director and bondholder, the RRC Nominees are incentivized to liquidate Taseko assets, even at the bottom of the copper market, or try to cause a change of control of the Company, so they can try to force Taseko to repurchase Bonds, hasten repayment of the Bonds at par, or otherwise act to benefit themselves as bondholders.

In the RRC Circular, RRC openly admits that it plans on “pursuing opportunities to refinance and purchase outstanding Bonds.” Taseko believes such bond repurchases are transparently self-serving and inform all aspects of RRC’s short-sighted and short-term focused business strategy. Taseko shareholders should not support a dissident bondholder’s plan to finance its own bond repayment by sacrificing long-term growth.

Shareholders should also be sceptical of the RRC Circular where RRC explains that it bought Bonds because it could not buy enough Shares. RRC claims that Russ, Ron and Bob have “driven Taseko’s stock down to the point where no one is trading it, meaning it’s difficult to buy lots of shares.” The truth is that RRC could have bought any number of Shares by offering to pay a higher price – buying Bonds was a strategic decision by RRC.

20. RRC proxy materials dated March 17, 2016.

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Reasons to Vote Against the Dissidents

Mr. Radzik’s Corporate Bankruptcy: the Worrisome Precedent

There is a precedent for RRC’s conflict of interest: a corporate bankruptcy in which RRC Nominee Mr. Radzik was both a director and representative of major lenders. Mr. Radzik, while admitting or denying nothing, signed a settlement in 2013 in which the bankruptcy trustee said the following allegations could have been made about Mr. Radzik:

•	the directors, including Mr. Radzik, may have “violated their fiduciary duties of care and loyalty” owed to the bankrupt company; and

•	certain lenders, including those represented by Mr. Radzik, may have “improperly benefited from the actions of the directors.”

The trustee provided a list of allegedly improper benefits that the directors (among them Mr. Radzik in his conflicted dual role) may have provided to the lenders. The list includes:

•	increasing the lenders’ collateral;

•	deepening the bankrupt company’s insolvency;

•	preventing new investment opportunities to the detriment of the bankrupt company;

•	directing the bankrupt company to employ a director and insider of the lenders as a “purported restructuring consultant for the benefit of the lenders;” and

•	usurping “corporate opportunities” of the bankrupt company.

Taseko believes this precedent is critically important because Mr. Radzik is now leading his fellow dissidents into the same conflicted dual role at Taseko. A copy of the settlement can be seen on Taseko’s website.

There is a precedent for RRC’s conflict of interest: a corporate bankruptcy in which dissident nominee Mr. Radzik was both a director and representative of major lenders.

Given the bankruptcy Trustee’s damning allegations concerning Mr. Radzik when he served as a conflicted director and lender, how could any Taseko shareholder trust Mr. Radzik to represent Shareholder’s interests?

The Golden Leashes: The RRC Nominees are Bought and Paid For

Taseko has provided an illustration of RRC’s complex organizational structure (see next page) to help explain performance incentives, also known as Golden Leashes, that three of the RRC Nominees have agreed to accept.

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The Complex Web of RRC’s Relationships

RRC2 Golden Leashes: The red arrow points to payments for Mr. Radzik, Mr. Park and Mr. Blythe linked exclusively to the performance of Taseko’s bonds, over and above compensation as Taseko directors.

RRC Golden Leashes: The red arrow points to payments for Mr. Radzik, Mr. Park and Mr. Blythe linked to the performance of Taseko’s bonds and shares.

Note: The diagrams above were prepared for illustrative purposes based on RRC’s amended Schedule 13D filed on March 9, 2016. Taseko does not accept responsibility for its accuracy or completeness and the RRC group may change these arrangements at any time. Shareholders may wish to review the original filing at www.sec.gov.

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Reasons to Vote Against the Dissidents

As indicated above, RRC has not disclosed the extent to which RRC is owned by its limited partners and general partner. As a result, Shareholders don’t know what the RRC Nominees have invested in RRC and the extent to which each is personally tied to RRC’s investment in Taseko’s bonds and shares.

However, the fact is that these arrangements create two tiers of Taseko directors – incumbents that are compensated for Board service and aligned with long-term Shareholder interests, and the RRC Nominees who benefit when a fund holding Taseko Bonds and another fund holding Taseko bonds and shares maximize their own opportunistic returns.

To Taseko’s knowledge, no dissident has won a proxy fight in Canada where dissident Nominees agreed to accept Golden Leashes; with good reason. These payments represent a troubling conflict of interest. They incentivize the RRC Nominees to focus on bondholder interests instead of Shareholder interests even beyond the incentives provided by RRC’s greater investment in Taseko’s bonds than shares.

That’s why the US NASDAQ stock exchange has recently proposed a rule to require the disclosure of Golden Leashes. The exchange commented as follows in a recent notice: “NASDAQ believes these undisclosed compensation arrangements potentially raise several concerns, including that they may lead to conflicts of interest among directors and call into question their ability to satisfy their fiduciary duties. These arrangements may also tend to promote a focus on short term results at the expense of long-term value creation.21” If approved, the rule would take effect on June 30, 2016.

21. SR NASDAQ 2016-013 January 28, 2016.

Who Holds the Golden Leashes? What is RRC2 Investor Wanxiang’s Real Role?

The sole investor in RRC2, Wanxiang America Corporation, is an auto parts manufacturer known for having spent at least US$400 million since 2012 buying the assets of North American automotive companies after they had been placed into bankruptcy. Wanxiang America’s parent, a private Chinese conglomerate called the Wanxiang Group, is known for, among other things, controlling ownership of the Hyesan Youth Copper Mine in North Korea through a joint venture with North Korea’s Ministry of Mining Industries.

Shareholders should be aware that in 2012 Wanxiang was in negotiations with Curis Resources Ltd. to acquire a 19.9% interest in Florence Copper (and was offered a 30% interest in the project for US$75 million). While no agreement was reached, this is clear evidence that RRC is being dishonest when it says Florence Copper has no value. There may well be more to RRC’s relationship with Wanxiang than RRC is disclosing. Does Wanxiang have an eye on a fire-sale acquisition of Taseko’s mineral assets, perhaps Florence Copper? Hard to say, because RRC has not disclosed any reason for Wanxiang’s involvement in this proxy fight.

Golden Leashes have been roundly

criticized by proponents of sound

corporate governance, since special

incentives offered to directors may

compromise their independence and

lead them to favor their backer’s

agenda, rather than serve in the best

interests of all shareholders.

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RRC has not Been Honest About its Conflicts of Interest

Taseko should be led by directors that Shareholders can trust and disclosure that is complete, accurate and forthright is one of the best measures of trustworthiness. RRC’s disclosure failings are a significant reason in themselves to keep the RRC Nominees off of Taseko’s Board.

Here’s an example: RRC’s eight news releases since the start of the proxy contest make no mention of RRC’s Golden Leashes. Neither does the 40-page RRC Circular, which is supposed to provide full, true and plain disclosure so that Shareholders can be informed before they vote.

There is only one way that Shareholders, if they relied exclusively on RRC’s disclosure, could know about the Golden Leashes. Shareholders would need to dive deep into RRC’s 266-page amended SEC Schedule 13D filing dated March 9, 2016. That’s where Taseko found it. But it took a lot of time and effort and we are sure most Shareholders would have missed it.

RRC then brazenly claimed that those 266 pages of amended Schedule 13D filings were “not required” disclosure. RRC’s position is that it provided the filing “solely to moot” a legal complaint launched by Taseko two weeks earlier. In other words, if Taseko had not filed the complaint, RRC might never have disclosed the Golden Leashes. Moreover, if Taseko had not discovered that RRC owned Bonds and complained about RRC’s failure to report it, RRC probably would never have done so.

What Else is RRC Hiding?

RRC failed the honest disclosure test in other ways, as we describe in the following pages:

1. The Calendar of Shame: After launching the proxy contest RRC stayed silent for nearly two months regarding its bond ownership and stayed silent for even longer regarding Mr. Radzik’s highly relevant corporate bankruptcy, which it originally denied; and

2. The Shameful Public Relations tactics: Before RRC’s belated admissions, it deployed three dirty tricks pubic relations tactics to keep Shareholders distracted and anxious.

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Reasons to Vote Against the Dissidents

RRC’s Calendar of Shame: A History of Half-Truths

Here’s a look at how long RRC waited to disclose its Bond ownership and the corporate bankruptcy, along with Taseko’s efforts to force that disclosure from RRC:

Taseko’s Call for Proper RRC Disclosure	RRC’s Half Truths

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RRC claims that its first choice was to engage with your Board, but the fact is that RRC made no good-faith effort on that front – just two telephone calls lasting less than an hour in total, during which RRC showed no willingness to listen to the facts or seek constructive resolution. RRC did not bother to outline its concerns and objectives; RRC was in attack-mode right from the start.

RRC also inaccurately disclosed that its share purchases on January 5, 2016 were effected in the open market, when in fact they were privately negotiated over several weeks and completed in off-market purchases. Shareholders should be concerned why RRC failed to provide proper disclosure of these purchases.

The sad fact is that trying to get the full story out of RRC is like pulling teeth. This demonstrates why Shareholders should be sceptical of claims in the RRC Circular that RRC will “improve relationships and credibility with the capital markets and Shareholders with open and transparent activities.”

RRC’s Shameful Public Relations Distractions

RRC had no qualms about making Shareholders wait for 56 days before admitting to its bondholdings, Golden Leashes and relationship with the Wanxiang Group. It had no concerns about waiting 64 days before admitting to the corporate bankruptcy. Yet it took just ten days for RRC to resort to the following shameful public relations tactics as a distraction when Taseko tried to alert Shareholders to the conflict of interest implicit in RRC’s disclosure omissions:

•	Purported to launch a defamation action over Taseko’s disclosure of Mr. Radzik’s corporate bankruptcy, in which he had a conflict of interest in his dual role as director and lender. (Given that RRC has now admitted the bankruptcy, it is all but inconceivable that a defamation claim will ever be filed by Mr. Radzik.);

•	Concocted an alarmist claim, with no basis in fact, that Taseko was planning a dilutive equity financing; and

•	Disseminated unfounded and reckless insider trading allegations.

Taseko is confident that RRC’s tactics will not prevail. Shareholders have realized that dissidents who would deploy such tactics have no place on the corporate board of a company which is publicly traded in Canada and United States.

We need people we can trust on Taseko’s Board. Support Russ, Ron and Bob, and vote AGAINST the RRC Nominees.

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04	Contrary to RRC’s allegations, Taseko’s agreement with HDI is transparent and has benefited Taseko

RRC has wrongly alleged that a conflict exists with Russ, Ron and Bob because Taseko contracts for services from HDI. We think this claim is a red herring to distract Shareholders from RRC’s worrisome broader strategy.

About HDI

HDI is a private company started in the late 1980s by Bob Dickinson and his partner, the late Bob Hunter. They recruited top mining talent in the fields of geology, engineering, law, accounting and administration. The objective was for these professional services to be pooled and costs shared amongst several mining companies on a pay-as-used basis, thus lowering overall costs for HDI’s customers. HDI has provided project generation and development services to a score of junior resource issuers.

Over the years, ownership and management has changed and currently Russ, Ron and Bob (and their families) collectively own approximately half of HDI. Most of HDI’s senior staff has over 20 years’ experience in the natural resources industry. HDI’s more than 60 employees and subcontractors include:

•	geologists (exploration, project managers, resource modelling, technical reporting and compliance);

•	professional mining engineers;

•	financial and legal professionals (financial and risk management, corporate finance, tax, project finance);

•	environmental scientists;

•	public and governmental relations professionals; and

•	other support staff.

HDI does not take ownership positions in publicly traded companies but provides services to seven publicly traded companies that are related because they have directors in common with HDI. Using a related party for cost-saving services is a common practice in the Canadian mining industry. HDI also provides services to numerous private companies.

The HDI Services Advantage: Flexible and Competitive

For Taseko, HDI provides quality and cost effective services that Taseko needs, like geology, engineering, and legal services. It is far less expensive to use HDI for these services on a flexible, as needed basis rather than to employ full time in-house staff in each of these and other areas. If Taseko replaced HDI with a group of other service providers, costs would increase significantly. Taseko publicly filed the agreement with HDI at www.sedar.com in 2010.

Taseko is not required to use HDI for any services and its agreement with HDI can be cancelled by either party on 30-days notice. Taseko chooses to use HDI’s services at its discretion for its service quality, experience and competitive rates, typically lower than other third party suppliers. Taseko benefits from HDI’s familiarity with Taseko’s corporate culture and assets – a significant advantage that saves time and money.

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For example:

•	when compared to other reputable service providers, HDI was able to pass on cost savings to Taseko of up to 25% for an exploration and development drilling program at Gibraltar from 2011 through 2014;

•	HDI successfully defined a 160Mt resource for the Aley project in 2010 ahead of schedule and at half the budgeted cost.

In order to provide comparability with the numbers RRC has disclosed, the table below shows amounts paid by Taseko to HDI for services over the three years ended December 31, 2014.

Taseko Spending on HDI Services from 2012-2014

Category ($,000s)	Aley	Gibraltar Mine	New Prosperity	Florence Copper	Taseko Corp	Three Year Total
Service Fees
Geology, site services, logistics	410	670	100	–	310	1,490
Resource modeling, database, engineering, environmental	120	260	60	–	180	610
Legal, tax	20	30	–	60	540	640
Stakeholder communications	30	–	–	30	20	80
Business Development, Corporate Finance*	–	–	–	50	800	850
Human resources, administration**	–	–	–	20	320	350
Totals (rounding adjustments)	590	960	150	160	2,170	4,020

In 2015, HDI services amounted to $765,000 in legal, tax, exploration and business development services, and an additional $490,000 related to reimbursement of rent.

Note:	Three amounts paid to HDI have been excluded for proper understanding – CEO salary, Chairman/Director fees (for Russ, Ron and Bob) and Vancouver office rent and cost recoveries – as those amounts only flow through HDI to the named recipients and the landlord. For full details of the executive and director compensation amounts paid see “Executive Compensation” and “Director Compensation”. The aggregate reimbursement for head office rent and expense recoveries over 2012 to 2014 was $1,040,000. The years 2012 to 2014 are shown for comparability to RRC’s figures.

* Technical due diligence associated with identifying acquisition targets – reserves / metallurgy / infrastructure / political risk

** Post-acquisition transition costs and transaction costs

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Reasons to Vote Against the Dissidents

Taseko’s Average Spending on HDI Services as a percentage of Total Taseko Expenditures (2012-2015)

To put these expenses in context, the services provided by HDI from 2012 to 2015 only amounted to approximately 0.3% of Taseko’s total expenditures, as shown in the table and pie chart below:

	2012	2013	2014	2015	Average
Taseko’s spending on HDI services for the four years from 2012-2015 as a percentage of Taseko total expenditures	0.2%	0.4%	0.4%	0.2%	0.3%

Taseko’s Investment Strategy and HDI

RRC has alleged that Taseko’s investment strategy is somehow determined by HDI, but this is incorrect. In the context of all 12 of Taseko’s mining project or corporate investments over the past decade, only three could be considered HDI-related, meaning that a director or shareholder of HDI had a financial interest in the target project or investment.

One of those three transactions involved the 2014 acquisition of Curis Resources Ltd., acquired by Taseko for approximately $45 million in equity (via a share exchange where Taseko shares were valued at about $1.40) and $31 million in assumed debt.

At the time of the Curis acquisition, Russ, Ron and Bob owned approximately 8% of Curis’ shares. But because of this relationship, Russ, Ron and Bob abstained from the decision-making and a special committee of independent directors was appointed to oversee the acquisition. With this governance process in place, Taseko ensured there was no real or perceived conflict of interest.

For the other two HDI-related transactions in the last ten years, the related party aspects of the transactions were again based on common directors, and accounted for only approximately 2% of Taseko’s invested funds. Here are the details:

•	Taseko sold an $11 million investment in a publicly-traded company called Continental Minerals Corp. in 2011 to the Jinchuan Group for approximately $16 million.[22] The transaction may be considered to be HDI-related, because Robert Dickinson owned 1.1% of Continental and Ronald Thiessen owned 1.2% of Continental when it was sold. Neither Ron nor Bob received any consideration from Taseko in connection with the sale of the $11 million investment and abstained from the decision making process with respect to the investment.

22. In connection with the takeover there was a redemption of certain Gibraltar preferred shares issued in 2001 to Continental. Bob and Ron received their 2.3 % pro rata share of the redemption proceeds.

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•	Taseko acquired a minority interest in a private company called Constantia Resources Ltd. in 2012/2013 for $12 million on arms-length terms. Russ, Ron and Bob owned less than 10% of Constantia, abstained from the decision making process, and received no consideration from Taseko.

Expressed another way, of Taseko’s approximately $933 million in investments over the past ten years on its four largest mineral projects or corporate investments, only one, Curis, could be considered HDI-related and it accounts for about 9% of Taseko’s invested funds.23

Taseko Benefits from HDI’s Network

HDI has a large network of industry contacts and often becomes aware of potential projects that may be of interest to Taseko as well as to other companies to which HDI provides services. HDI does not run Taseko, as RRC has alleged.

Taseko benefits from HDI’s ability to make Taseko aware of opportunities and it is simply bad business to exclude opportunities that come via HDI or someone connected with HDI for that reason alone. In any event, after conducting a program of Shareholder engagement, Taseko has taken the extraordinary step of adopting a new Shareholder voting policy which will subject HDI-related transactions to even greater scrutiny than before.

Unwarranted Criticism of Curis’ Florence Copper Project

RRC has focused much of its unwarranted criticism on Taseko’s acquisition of Curis, through which Taseko obtained the advanced-stage, projected high-margin Florence Copper project in Arizona. RRC’s criticism overlooks:

•	the value of Florence Copper;

•	Taseko’s 18-month due diligence process leading up to the acquisition; and

•	Taseko’s governance practices in connection with the acquisition; including independent Board oversight.

As detailed below, the transaction was unanimously approved by the Board’s independent directors, with Russ, Ron and Bob abstaining. And Taseko Shareholders should be aware that some Curis shareholders complained that Taseko paid too little for Curis. One Curis shareholder is still trying to use the courts to force Taseko to pay more.

Independent Directors Made the Curis Decision

Taseko’s governance practices for the Curis acquisition included the Board’s formation of a special committee of independent directors to oversee the acquisition, review and execute due diligence on Curis, and make recommendations to the Board. Russ, Ron and Bob, because of their investment in Curis, abstained from the acquisition process and all voting decisions.

Taseko’s special committee for the Curis acquisition engaged independent legal counsel as well as a major Canadian investment bank that provided the Taseko Board with an independent fairness opinion with respect to the transaction. In addition, several financial analysts commented favourably on the transaction, supporting Taseko’s strategic rationale and the up-side potential of Florence Copper.

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23. The other three of Taseko’s four largest investments in mineral projects over the past ten years are:

$750 million for 75% owned Gibraltar Mine;

$63 million for 100% owned New Prosperity; and

$35 million for 100% owned Aley.

Correcting RRC’s Disinformation Campaign About Taseko and HDI

Many of RRC’s allegations regarding HDI are wrong. The record is set straight in the following table:

RRC’s Claim	The Facts

HDI “has been handed exorbitant management fees” and “Management at Taseko is contracted out to an HDI-related entity”

HDI does not manage Taseko and receives no management fees from Taseko. It provides services on an as-requested basis. These services cost about $4 million over the three years from 2012-2014. In 2015, these services cost less than $0.8 million

“Taseko’s valuable cash reserves have been used to pay unreasonably high management and service fees for years”

HDI’s service fees are a fraction of one percent of Taseko’s aggregate operating costs. Taseko’s executive compensation is competitive. As at Dec 31, 2015 Taseko has $76 million in cash reserves, which are not materially impacted by these fees or compensation expense

Significant conflicts of interest surround Ronald Thiessen, Russell Hallbauer and Robert Dickinson due to their ties to HDI and its related entities

Taseko’s governance procedures addressed any past conflicts and Taseko has committed to add two additional independent directors to the Board. There are no current conflicts of interest whatsoever and going forward, Taseko shareholders will even get to vote on HDI services and executive compensation

“HDI affiliated directors have a disproportionate say in Taseko decisions”

HDI directors represent a minority of Taseko’s board (three of eight directors in 2015) and they had no greater say than any other directors. Ironically, RRC is proposing to have an even more disproportionate say by having four RRC Nominees elected as directors with a 6.3% shareholding

“Curis’ plan for the Florence project was based on the unproven and risky green field in-situ leaching process”

The in-situ leach technology has been shown to work. It was successfully used for 15 years at the San Manuel project in Arizona, just 55 miles from Florence. San Manuel commercially produced 40 million pounds of copper annually at an operational cost of US$0.40 per pound using this technology

“While the [Florence Copper permitting] process might well ultimately deliver a permit, this is likely to take well in excess of five years”

The Florence project has received 19 out of the requisite 21 permits and authorizations to proceed with the phase one production test facility. Taseko anticipates receiving the two final permits within the coming months

History of alleged buddy bailouts and questionable related-party transactions

In the last ten years, approximately 90% of Taseko’s investments by dollar amount have been completely unrelated to HDI. The few investments where a party related to HDI had an interest have benefited Taseko and were the result of rigorous review and oversight by independent directors

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Reasons to Vote Against the Dissidents

RRC’s Claim	The Facts

• Three of the four independent directors have had significant relationships with HDI-related Board members prior to joining the Board

•       The prior employment of three independent directors at respected major mining companies such as Teck Resources and Franco Nevada speaks to the extensive mining experience of these directors and the value they bring to the Board

• These relationships have resulted in the Board overlooking poor performance to grant significant compensation for the directors and officers	• Taseko’s independent directors have excellent reputations and RRC has not targeted them for removal. Director compensation is in line with peers

• Director compensation is approximately 62% above the mean of its peers Imperial Metals, Copper Mountain, Thompson Creek	• RRC has cherry-picked peers to make its case. See discussion under Executive Compensation on page 71

“HDI-related entities have received $28.3 million from Taseko” since 2012

Aggregate HDI services fees are analyzed above and are about $4 million over 2012 to 2014 (excluding flow through payments of executive/director compensation elsewhere disclosed in this document plus rent and cost recoveries of approximately $1 million)

More than half the money Taseko “invested” in Curis has been paid back to HDI in fees	Taseko invested about $85 million in Curis during 2013 and 2014. Aggregate fees paid by Curis to HDI during this period were less than $3 million

Between 2012 and 2014 Raging River believes 37% of free cash flow of Taseko was invested in HDI-related parties

This statement is wrong. Free cash flow (“FCF”) means operating cash flow less investment and with over $300 million invested in Gibraltar’s expansion over this period, Taseko had no FCF. However, of Taseko’s $186 million in positive operating cash flow from 2012-2014, HDI’s services fees amounted to approximately 2%

Of the $281 million spend on development assets to date 98% of the investment went to assets that we believe were connected to HDI or its related entities	This statement is wrong. As has been shown, Taseko’s investments aggregate nearly $1 billion over the last ten years of which about 10% can be said to be HDI related

We believe the current value of these projects (Florence, Aley, Prosperity, Yellowhead and Constantia) is zero

That is not what is said in the NI 43-101 compliant technical reports authored by Qualified Persons and referred to on page 14. The RRC Circular, by contrast, quotes no NI 43-101 qualified person nor has RRC provided any NI 43-101 compliant analysis of its valuation of these projects

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Reasons to Vote Against the Dissidents

Good Governance Practices Protect Taseko’s Interests in Dealing with HDI

RRC’s criticisms of Taseko do not take into account the rigorous corporate governance procedures that Taseko has in place to manage all investments, and particularly those which may be, or appear to be, related party transactions. Taseko’s Governance Manual, which is available on Taseko’s website, sets out Taseko’s governance policies in detail.

Going forward, Taseko’s relationship with HDI will be one of the most transparent, and closely managed, of any supplier relationship in the mining industry

The Governance Manual is regularly subject to careful review for best practices and is updated from time to time based on such review. As of February 2016, Taseko’s Governance Manual includes two innovative new voting procedures to give Shareholders a greater say on HDI-related matters. Taseko adopted these voting procedures after engagement with a number of institutional Shareholders.

The Governance Manual requires that independent directors who have no relation to HDI determine the appropriateness of investments which may be HDI related and all expenditures on services involving HDI. The Governance Manual requires that Taseko directors who are also directors of HDI abstain from any such decisions, as was done for the Curis acquisition.

The New Say on Services and HDI Related Transaction Votes
The new February 2016 voting procedures provide Taseko Shareholders with even more oversight on HDI-related decisions. This includes a right to vote on:
• an advisory Say on Services resolution that will be presented annually to Shareholders with respect to fees paid to HDI and its affiliates; and

•       any future acquisitions or dispositions in which HDI or any party related to HDI has a financial interest, which will require approval by a majority of Shareholders who have no direct financial interest in the transaction.

The Company’s annual proxy circular, commencing 2016, will include enhanced disclosure of the services provided by HDI and all fees paid by Taseko to HDI and its affiliates. If the Say on Services resolution does not receive approval by a majority of votes cast, Taseko will ask an independent committee of the Board to review the terms of the HDI services agreement for cancellation or amendment.

Under these new policies, a Shareholder vote would be required even if any such transaction would not otherwise require a Shareholders’ vote under current or future regulatory rules. No HDI-related acquisition or disposition transactions are currently being contemplated by Taseko.

Vote AGAINST the RRC Nominees because of their inaccurate claims about Taseko’s relationship with HDI. Taseko benefits from the relationship and applies good governance, including new Shareholder votes, to protect Taseko’s interests.

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05	RRC’s strategy will destroy shareholder value with risky, short-term measures designed to benefit RRC as a bondholder

RRC’s Short Sighted and Self-Serving Strategy

RRC has spent a lot of time criticizing Russ, Ron, and Bob and casting aspersions on HDI. But RRC has spent very little time presenting any kind of truly clear plan for how it would actually enhance shareholder value. To the extent they have been disclosed, many of RRC’s strategies, like buying back bonds, are clearly self-interested and designed to benefit RRC as a bondholder.	Many of RRC’s strategies, like buying back bonds, are clearly designed to benefit RRC as a bondholder

Below is a table that lists RRC’s key strategic proposals and potential implications for Taseko shareholders, particularly in light of the self-described opportunism and the corporate bankruptcy history of RRC’s spokesperson Mark Radzik. It is also important to note the history of operational underperformance of other RRC Nominees, when considering RRC’s exaggerated operational claims.

What RRC says	What it really means

Position the company to take advantage of the rebound in copper prices

That’s exactly what Taseko’s current strategy provides. RRC’s strategy, however, achieves the opposite. Divesting assets at the bottom of the market cycle and cannibalizing Gibraltar to increase short-term cashflow will greatly reduce Taseko’s leverage to long-term copper prices

Replace Taseko’s long-serving CEO and Chair with RRC Nominees

Organizational chaos will result. Removing Taseko’s experienced senior management, while simultaneously terminating the HDI relationship and cutting costs, risks demoralizing staff, losing our institutional knowledge base, reducing operational efficiency at Gibraltar and setting back the development plans for New Prosperity and Florence Copper

Refocus the company on its core assets, divest non-core assets and move projects forward

RRC does not say which assets are non-core, but has said, incorrectly, that all of Taseko’s projects other than Gibraltar have no value. There is a real risk that the RRC Nominees will push to sell these assets to finance a repurchase, or otherwise boost the value of, RRC’s Bonds and collect on their Golden Leashes before the assets can be developed or sold at a fair price

Focus on managing Taseko’s balance sheet debt

This is “code” for repurchasing RRC’s Bonds, which is a conflict of interest. The US$70 million Red Kite refinancing completed earlier in 2016 has addressed Taseko’s short term balance sheet risks. Taseko’s Board continues to focus on opportunities to improve its financial strength in the medium to long-term

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Reasons to Vote Against the Dissidents

What RRC says	What it really means

Evaluate the relationship between Taseko and HDI going forward

HDI provides Taseko with quality, cost effective services. This relationship has always been monitored by independent directors and now Shareholders get a say on the relationship too, through the new voting procedure, adopted in February 2016

Review the Gibraltar Operations with focus on improving cash flow

This is short hand for cost-cutting. Gibraltar’s operating costs per ton are among the lowest in the industry. Further, cost-cutting would require risky shortcuts on safety, maintenance and environmental protection

Better understand the sustainability of a “reduced stripping ratio” at Gibraltar

A reduced stripping ratio will shorten mine life and impair the long-term performance of Gibraltar. It is a hit-and-run raider strategy that will sacrifice Gibraltar’s long-term value for short-term cash flow

Cut $10 million of costs in 2016, of which $6 million would be permanent

RRC has provided no details as to its cost reduction strategy, suggesting these numbers are arbitrary and contrived. In fact RRC’s actions will likely increase costs in 2016 by seeking reimbursement from Taseko of its proxy solicitation expenses and legal fees and by adding compensation costs for the four RRC Nominees to the Board. These costs would be about $1.5 million dollars in 2016

Focus on the New Prosperity Mine, utilizing core skills and building bridges to First Nations

Taseko has a very successful relationship with First Nations at Gibraltar, including First Nations employees who make up approximately 10% of the workforce. This relationship building has done more to advance New Prosperity than anything the RRC Nominees might propose. RRC’s approach to the First Nations issues at New Prosperity is naive. RRC Nominees have no track record whatsoever in reaching agreement with B.C. First Nations on mine development or any concrete solutions to the difficult challenges in balancing competing resource extraction, land use and First Nations interests that all mining proponents face in B.C.

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RRC’s Real Strategy is Control

In its initial January 13, 2016 news release, RRC disingenuously stated that its four nominees would constitute only “a minority of the Board” and that they would be “independent.” Taseko believes this is a complete fiction. RRC’s interest has always been to obtain control of Taseko.

Taseko has become aware that RRC was in secret negotiations with an independent, sitting Taseko director for several months prior to announcing RRC’s requisition. Taseko believes that in the negotiations RRC sought to secure the secret support of that sitting director and thereby achieve a “de facto” control block of five directors on a Board of nine. However, that sitting director instead provided the rest of the Board with confirmation of RRC’s overtures and retired from the board on amicable terms.

With regard to independence, buried in a table on page 16 of the RRC Circular, RRC has admitted that it intends to appoint RRC Nominee Paul Blythe as Executive Chairman of Taseko and RRC Nominee Randy Davenport as CEO of Taseko. Such appointments, if a majority of the directors acquiesced to them, would immediately end the independent status of the RRC Nominees and give RRC effective operational control of Taseko.

Traditionally if a hostile party wants to obtain control of a public company, it does so by offering to pay a control premium to shareholders of the target company through a takeover bid. Through RRC’s creeping control strategy, however, it wants to obtain control without paying Taseko Shareholders a premium.

We need a Board with a proven strategic plan to create long-term shareholder value. That’s what the Board including Russ, Ron & Bob have done. They have taken Taseko from a one-prospect company to a major copper producer over many years. Vote AGAINST RRC’s strategy that will seek to benefit itself as a bondholder while putting Shareholder value at risk.

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06	Taseko has rigorous corporate governance procedures in place

New Independent Directors

Taseko has agreed, following a shareholder engagement process, to add two new independent directors to the Board. The preferred director candidates will have technical or operational mining experience or a track record of creating value for shareholders of mining companies.

The new directors will increase the Board size from seven to nine directors, six of whom will be independent and will not have any relationship with HDI. Taseko expects that the director candidates will be appointed by the current Board then voted upon at Taseko’s next annual general meeting, which will be held in the fall of 2016. The new candidates will not include any RRC Nominees.

Best Practices Governance on Executive Compensation

The new voting procedures adopted in February 2016 after Taseko’s shareholder engagement process also include an advisory Say on Pay resolution that will be presented annually to Shareholders with respect to executive compensation at Taseko’s annual general meeting. If the executive compensation Say on Pay resolution does not receive approval by a majority of votes cast, Taseko will ask the Compensation Committee to engage with Shareholders and review Taseko’s compensation practices.

Contrary to RRC’s criticisms, Taseko’s executive compensation is designed to compensate performance with rewards tied to delivering results that support Taseko’s long-term strategy. Taseko’s executive compensation is reviewed annually by a committee of the Board, by independent third party consultants and is benchmarked against Taseko’s peer group.

Taseko had good governance long before RRC arrived and it will be even better with two new independent directors and new Say on Pay and Say on Services resolutions. Vote AGAINST the RRC Nominees - They are hit-and-run raiders, here today, cashed-out tomorrow.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

TASEKO INFORMATION CIRCULAR – QUESTIONS AND ANSWERS

Q: What is this Meeting about?

A: This is a special shareholder Meeting requisitioned by a dissident, Raging River Capital LP (“RRC”), in order to try to pass a special resolution to remove Russ Hallbauer, Ron Thiessen and Robert Dickinson, who are long-serving Board members and to replace them with four RRC Nominees. Alternatively if the special resolution to remove Russ, Ron & Bob does not get the necessary support (66 2/3% of Shares voted), the Meeting will consider a simple majority resolution (50%+1 of Shares voted) proposed by RRC to increase the size of the Board to 12 and add the four RRC Nominees while leaving Russ, Ron & Bob in office.

Q: What does the Board recommend?

A: Taseko’s Board, based, in part, on the recommendations of a fully independent Special Committee of the Board, unanimously recommends that Shareholder REJECT the RRC Resolutions and vote using the YELLOW Proxy:

•	AGAINST THE RESOLUTION TO REMOVE RUSS, RON & BOB AS DIRECTORS

•	AGAINST THE RESOLUTION TO FIX THE BOARD AT NINE AND ELECT FOUR RRC NOMINEES

•	AGAINST THE RESOLUTION TO FIX THE BOARD AT TWELVE AND ELECT FOUR RRC NOMINEES

•	WITHHOLD YOUR VOTE ON THE FOUR RRC NOMINEES

Q: Who is RRC?

A: RRC is a bondholder and dissident shareholder of Taseko. It is a recently created entity with no mining assets or operations. RRC only began accumulating Taseko shares on December 29, 2015, a mere two weeks before requisitioning the Meeting. RRC currently owns about 6.3% of the outstanding Shares, for which it paid approximately US$4.6 million. More importantly, RRC is also a bondholder, owning bonds with a face value of about US$16 million for which Taseko believes it paid approximately US$8.9 million. We believe that RRC’s more substantial investment in Taseko’s Bonds than in its Shares puts RRC’s economic interests in obvious conflict with

Taseko’s Shareholders. RRC is owned through a complex web of limited partnerships, limited partners and offshore entities, which we attempt to describe for you on pages 22 and 23 of this Circular.

Q: Why is RRC seeking to remove Russ, Ron & Bob?

A: RRC has wrongly claimed that Russ, Ron & Bob have a disproportionate say in Taseko decisions and are in a conflict with respect to the provision of services to Taseko by HDI, a private mining services company owned by a number of mining professionals in which Russ, Ron and Bob own a partial interest. These claims are a red herring, given that HDI provides beneficial and necessary services at competitive (and at times lower-than-market) rates and that the fees for these services have amounted to 0.3% of Taseko’s annual expenditures from 2012 to 2015. RRC’s real purpose for removing Russ, Ron & Bob is to obtain control of Taseko and implement a short-term focused strategy that will be destructive to shareholder value and transfer wealth to bondholders – including RRC.

Q: Why should I support management and vote the YELLOW Proxy?

A: Shareholders should vote AGAINST the proposal to remove Russ Hallbauer, Ron Thiessen and Bob Dickinson from the Board and ALSO vote AGAINST the resolution to increase the size of the Board and pack it with RRC Nominees for the following reasons:

1.	Each of Russ, Ron and Bob is far better qualified than any of the RRC Nominees;

2.	Under current leadership, Taseko is a success story and has developed a strong foundation for growth;

3.	RRC cannot be trusted – It has not been forthright, particularly regarding its serious conflicts of interest involving Golden Leashes and Bonds;

4.	Contrary to RRC’s allegations, Taseko’s agreement with HDI is transparent and has benefited Taseko;

5.	RRC’s strategy will destroy shareholder value with risky short term measures designed to benefit RRC as a bondholder; and

6.	Taseko has rigorous corporate governance procedures in place.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Q: How can Shareholders stop RRC?

A: Your Board has successfully stewarded the Company through difficult financial markets and weak commodity prices, rewarding Shareholders with financial stability and a pipeline of low cost development projects that will benefit Shareholders as commodity prices rise. Shareholders have the power to protect their investment by voting only the YELLOW Proxy and by voting as recommended by your Board.

Q: When and where will the Meeting take place?

A: The Meeting will be held at The Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia, at 10:00 a.m. (Pacific Daylight time) on Tuesday, May 10, 2016.

Q: What if I can’t attend the Meeting in person?

A: Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed YELLOW Proxy to Computershare Investor Services Inc. (“Computershare”), the Company’s transfer agent:

Computershare Investor Services Inc.

9th Floor, 100 University Avenue

Toronto, Ontario, M5J 2Y1

by 10:00 a.m. (Pacific Daylight Time) on May 6, 2016 to ensure that there is as large a representation as possible at the Meeting and your voice is heard. The YELLOW Proxy also includes instructions as to how you may vote by telephone or via the internet.

Beneficial Shareholders should closely follow the instructions provided to them from their intermediary.

Q: Who is soliciting my proxy?

A: The Board and management of Taseko is soliciting the YELLOW Proxy for use at the Meeting. In connection with this solicitation, the Board and management of Taseko have provided this Circular. All other proxies are being solicited by RRC and your Board recommends that you do not vote any proxies other than the YELLOW Proxy.

Q: How will the solicitation be made?

A: The solicitation will be made primarily by mail. In addition to the solicitation of proxies by mail, directors and officers and certain employees of the Company may solicit proxies personally by telephone or other telecommunication. The Company has also retained Laurel Hill Advisory Group

(“Laurel Hill”) to solicit Shareholder proxies, including contacting Shareholders by telephone.

Q: What documents have been sent to Shareholders?

A: In addition to the Information Circular, Shareholders have been sent a Letter to Shareholders and a YELLOW Proxy or voting instruction form (the “Meeting Materials”). Copies of these documents (other than the YELLOW voting instruction form) are available under Taseko’s profile at www.sedar.com and on Taseko’s website at www.tasekomines.com.

Q: How do I submit my YELLOW proxy?

A: In order to be valid and acted upon at the Meeting, the YELLOW Proxies must be received not later than 10:00 a.m. (Pacific Daylight Time) on Friday May 6, 2016 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment of the Meeting.

Q: How many Shares are eligible to vote?

A: The number of Shares outstanding on the Record Date (as set forth in the accompanying Notice of Meeting) (the “Notice”) will be equal to the number of eligible votes. On the Record Date, the Company had 221,808,534 Shares outstanding.

Q: What constitutes a quorum at the Meeting?

A: According to the Articles of Taseko, the quorum for the transaction of business at a meeting of shareholders is one or more persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 33.33% of the issued Shares entitled to vote at the Meeting.

Q: Are there any significant Shareholders?

A: To the knowledge of the directors and senior officers of the Company, other than SailingStone Capital Partners LLC, who owns or controls 23,077,310 Shares representing 10.44% of the outstanding Shares, no one person or entity beneficially owns or exercises direction or control over, directly or indirectly, more than 10% of the Shares. Sailing Stone has entered into an agreement with Taseko regarding the voting of its Shares at the Meeting. See “Voting Securities And Principal Holders Of Voting Securities” on page 59.

Q: Who will count the votes?

A: Votes will be tabulated by Computershare, the Company’s transfer agent.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Q: How do I vote?

A: If you held Shares at the close of business on March 11, 2016, you are eligible to vote your Shares in respect of the matters to be acted on (as noted in the accompanying Notice) at the Meeting. Each Share is entitled to one vote. If your Shares are held in the name of a bank, intermediary or broker (a “Nominee”), please see the instructions below under the heading “How can a Beneficial (Non-registered) Shareholder vote?” and “Beneficial (non-registered) Shareholders – Voting Instructions” on page 55.

Q: How do I determine what type of Shareholder I am?

A: There are several steps you must take in order to vote your Shares at the Meeting. For the purpose of voting at the Meeting, you must first determine what type of Shareholder you are: a Registered Shareholder or a Beneficial (Non-registered) Shareholder.

Registered Shareholder: You are a “Registered Shareholder” if your Shares are held in your personal name and you are in possession of a share certificate that indicates the same.

Beneficial (Non-registered) Shareholder: A majority of Shareholders are non-registered. You are a “Beneficial (Non-registered) Shareholder” if your Shares are:

•	held in the name of a Nominee;

•	deposited with a bank, a trust, a brokerage firm or other type of institution, and such Shares have been transferred out of your name;

•	held either (a) in the name of the intermediary that the Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) with which your Nominee deals.

Follow the steps in the appropriate category below once you have determined your Shareholder type. Please note that only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Q: How can a Beneficial (Non-registered) Shareholder vote?

A: If you are a Beneficial (Non-registered) Shareholder, you may vote in person, by proxy, by telephone or by internet only by following the procedures outlined below. If you wish to vote by telephone or internet, please see the YELLOW Proxy or VIF enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Shares in person you may do so by either (i) inserting your own name in the space provided on the enclosed YELLOW voting instruction form (“VIF”) or form of proxy provided by your Nominee or (ii) submitting any other document in writing to your Nominee that requests that the Beneficial (Non-Registered) Shareholder or nominees thereof should be appointed as proxy. Then, follow the signing and return instructions provided by your Nominee. If you do not properly follow the return instructions provided by your Nominee, you may not be able to vote such Shares. Before the official start of the Meeting on May 10, 2016, please register with the representative(s) from Computershare, who will be situated at a welcome table just outside the Meeting room. Once you are registered with Computershare, and, provided the instructions you provided to your Nominee have been forwarded by your nominee to Computershare, your vote will be requested and counted at the Meeting.

To Vote by Proxy or by Voting Information Form (“VIF”)

Generally, you will either:

(a) be given a proxy supplied to you by your Nominee that is similar to the YELLOW form of proxy provided to Shareholders of Taseko. However its purpose is limited to instructing your Nominee on how to vote on your behalf. You should carefully follow the instructions provided to you by your Nominee for voting your Shares; or

(b) be given a YELLOW VIF. Nominees now frequently delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge will mail a YELLOW VIF in lieu of the YELLOW proxy provided by the Company. The completed YELLOW VIF must then be returned to Broadridge by mail or facsimile, or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. The YELLOW VIF will name the same persons as the Company’s YELLOW Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than the persons designated in the YELLOW VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

provided in the YELLOW VIF, and return the YELLOW VIF to Broadridge by mail or facsimile, or deliver it to Broadridge over the internet. If you receive a YELLOW VIF from Broadridge, you cannot use it to vote Shares directly at the Meeting – the YELLOW VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Whether you choose to vote your beneficially held Shares by proxy or in person, you must carefully follow the instructions that accompany either the YELLOW VIF or YELLOW Proxy, including those regarding when and where the YELLOW VIF or YELLOW Proxy is to be delivered, and the deadline for delivery.

Q: How can a Registered Shareholder vote?

A: If you are a registered Shareholder, you may vote in person, by proxy, by telephone, by fax or by internet. If you wish to vote by telephone, by fax or internet, please see the YELLOW Proxy for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Shares in person, you do not need to complete and return the enclosed YELLOW Proxy. Before the official start of the Meeting on May 10, 2016, please register with the representative(s) from Computershare, which will be acting as scrutineer at the Meeting, who will be situated at a welcome table just outside the room in which the Meeting will be held. Once you are registered with the scrutineer, your vote will be requested and counted at the Meeting.

To Vote by Proxy

If you are not able to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a Shareholder of the Company, to represent you at the Meeting and vote on your behalf. You do this by appointing them as your proxyholder as described below.

Use the YELLOW Proxy or another proper form of proxy. The persons named in the accompanying YELLOW Proxy are directors of the Company and are nominees of management. You can choose to have management’s appointee vote your Shares or may appoint a person of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the YELLOW Proxy, sign it and return it to Computershare at the address indicated on the Notice of Meeting, well in advance of the Proxy cut-off time. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the YELLOW Proxy has been properly completed and executed.

Q: How do I appoint someone else to vote for me?

If you are not able to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a Shareholder of the Company, to represent you at the Meeting and vote on your behalf. You do this by appointing them as your proxyholder as described below.

Use the YELLOW Proxy or another proper form of proxy. The persons named in the accompanying YELLOW Proxy are directors of the Company and are nominees of management. You can choose to have management’s appointee vote your Shares or may appoint a person (who need not be a Shareholder of the Company) of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the YELLOW Proxy, sign it and return it to Computershare or Laurel Hill at the address indicated on the accompanying Notice. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the YELLOW Proxy has been properly completed and executed.

Return your completed YELLOW Proxy by mail to Computershare or by fax or online by following the directions on the YELLOW Proxy by 10:00 a.m. (Pacific Daylight Time) on Friday, May 6, 2016, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting, or with the Chair at the Meeting.

Beneficial Shareholders should carefully follow the instructions provided to them from their intermediary.

Q: How will my YELLOW Proxy be voted?

A: If either Mr. Hallbauer or Mr. Thiessen, management’s nominees as indicated on the YELLOW Proxy, are appointed as your proxyholder, and you do not specify how you wish your Shares to be voted, your Shares will be voted AGAINST each of the RRC Resolutions and WITHHELD on each of the four RRC Nominees.

Q: What if I want to change my vote and revoke my proxy?

A: You may revoke your proxy at any time before it is acted on. In order to revoke your proxy, you must send a written

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

statement indicating you wish to have your proxy revoked. This written statement must be received by Computershare at the address indicated on the accompanying Notice at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement of the Meeting, or with the Chairman of the Meeting prior to Meeting’s commencement on the day of the Meeting or any adjournment or postponement of the Meeting, or in any other manner permitted by law.

If you have already voted using RRC’s Blue proxy and wish to change your vote, simply vote again on the YELLOW Proxy. Only the most recent proxy received will be counted, and a subsequently received proxy will revoke a previously delivered proxy.

Beneficial Shareholders voting through an intermediary must contact their intermediary to revoke their proxy.

Q: Who should I contact for more information or assistance in voting my Shares?

A: If you have any questions, please contact Laurel Hill Advisory Group at 1-877-452-7184 toll-free in North America, or 1-416-304-0211 (collect) for calls made from outside North America or by email at assistance@laurelhill.com.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

LEGAL NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a Special Meeting (the “Meeting”) of shareholders of Taseko Mines Limited (“Taseko” or the “Company”) will be held at The Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia, on Tuesday May 10, 2016, at 10:00 a.m. (Pacific Daylight time).

At the Meeting, Shareholders will be asked to consider the following matters, all of which have been proposed by Raging River Capital LP (“Raging River” or “RRC”), a Shareholder which holds in excess of 5% of the Company’s outstanding common shares and is therefore entitled to requisition the Meeting:

1.	A special resolution that directors Russell Hallbauer, Ronald Thiessen and Robert Dickinson be removed from Taseko’s board of directors (the “Board”) (the “Resolution to Remove Russ, Ron and Bob”);

2.	If the Resolution to Remove Russ, Ron and Bob is passed, an ordinary resolution to fix the number of directors of the Company at nine (9) and to elect RRC Nominees Mark Radzik, Henry Park, Randy Davenport and Paul Blythe (the “Resolution to Fix the Board at Nine and Elect Four RRC Nominees”);

3.	If the Resolution to Remove Russ, Ron and Bob is not passed, an ordinary resolution to fix the number of directors of the Company at twelve (12) and to elect the RRC Nominees (the “Resolution to Fix the Board at Twelve and Elect Four RRC Nominees”); and

4.	Such other business as may properly come before the Meeting.

Management of the Company is soliciting the enclosed YELLOW form of proxy or voting instruction form (and/or together, the “YELLOW Proxy”). The accompanying management information circular (the “Information Circular”) provides additional information relating to the matters to be dealt with at the Meeting.

THE BOARD OF TASEKO UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE RRC RESOLUTIONS, AND VOTE THE YELLOW PROXY AS FOLLOWS:

1.	AGAINST THE RESOLUTION TO REMOVE RUSS, RON AND BOB AS DIRECTORS

2.	AGAINST THE RESOLUTION TO FIX THE BOARD AT NINE AND ELECT FOUR RRC NOMINEES
3.	AGAINST THE RESOLUTION TO FIX THE BOARD AT TWELVE AND ELECT FOUR RRC NOMINEES

4.	WITHHOLD YOUR VOTE ON THE FOUR RRC NOMINEES

Beneficial Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form in the Information Circular to ensure that their Shares will be voted at the Meeting. If you hold your Shares in a brokerage account you are not a registered Shareholder and must follow the instructions or you cannot vote.

Registered Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the YELLOW Proxy to the Company’s transfer agent:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Toronto, Ontario, M5J 2Y1

by 10:00 a.m. (Pacific Daylight Time)/1:00 p.m. (Eastern Daylight Time) on Friday May 6, 2016 so as large a representation as possible may be had at the Meeting. The Chair of the Meeting may waive this cut-off time at his discretion without notice. The YELLOW Proxy also includes instructions as to how you may vote by telephone, fax or via the internet.

The Board fixed the close of business on March 11, 2016 as the record date for determination of Shareholders entitled to notice of the Meeting or any adjournment or adjournments thereof and the right to vote thereat. To be valid, a proxy must be received at the office of Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Pacific Daylight Time)/1:00 p.m. (Eastern Daylight Time) on Friday May 6, 2016 or in the case of a meeting adjournment, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume.

BY ORDER OF THE BOARD

“Russell Hallbauer”

Russell Hallbauer

President and Chief Executive Officer

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

DEFINITIONS

When used in this Management Information Circular the following capitalized terms have the meanings ascribed below:

“Amended Schedule 13D Number One” means the Schedule 13D filed by RRC on March 9, 2016 at www.sec.gov in an attempt to correct certain errors and omissions in the Schedule 13D filed by RRC on January 13, 2016.

“Amended Schedule 13D Number Two” means the Schedule 13D filed by RRC on March 28, 2016 at www.sec.gov in an attempt to correct certain errors and omissions in the Schedule 13D filed by RRC on January 13, 2016, as amended by Amended Schedule 13D Number One.

“Board” means the board of directors of Taseko as it is from time to time constituted.

“Bonds” or “Taseko bonds” means Taseko’s outstanding and publicly traded 7.75% senior notes due 2019 in an amount of US$200 million.

“Circular” means this management information circular which is being issued to solicit votes on behalf of the Board and management of Taseko.

“Complaint” means the complaint filed by Taseko in the United States District Court for the District of Columbia alleging, among other things, that RRC’s Schedule 13D filing of January 13, 2016 was deficient, false and misleading. The Complaint can be downloaded from https://www.unitedstatescourts.org/federal/dcd/177308/. On March 22, 2016, the Complaint was amended in response to the Amended 13D filing which Taseko alleges remains deficient, false and misleading in a number of respects.

“Company” means Taseko Mines Limited, a British Columbia, Canada corporation traded on the Toronto Stock Exchange (“TSX”) and NYSE MKT under the symbols TKO and TGB respectively.

“Curis” means Curis Resources Ltd. a wholly-owned subsidiary of Taseko that holds the Florence Copper Project.

“Dissident(s)” means RRC for having requisitioned the Meeting and seeking to replace directors.

“Dissident Requisition” means the requisition of the Meeting made by RRC, which is included in this Circular as Schedule “A”;

“Florence Copper” means the Florence Copper Project in Arizona, which was acquired by the Company when it acquired Curis in 2014.

“Golden Leash” is a non-legal expression referring to special incentives offered to directors being nominated to serve on the board of a company by a certain securityholder, often an activist. A golden leash is designed to offer an incentive to the nominee directors to act in the interests of the securityholder with whom he or she has the golden leash agreement, which is typically an activist hedge fund or other institution that is seeking to introduce major change in the target company’s strategic direction. (source “Investopedia”).

“HDI” or “Hunter Dickinson Inc.” means a private mining services company headquartered in Vancouver in which Russ, Ron and Bob have a financial interest and which provides certain mining related services to Taseko which are further described under the heading “Contrary to RRC’s unwarranted assertions, Taseko’s agreement with HDI is transparent and has benefited Taseko” on page 27.

“Meeting” means the special meeting of shareholders requisitioned by RRC which is to be held on May 10, 2016 in North Vancouver, BC, Canada to consider the RRC Resolutions.

“Proxy” represents the form of proxy or voting instruction form which you or your broker must execute in order to be able to vote at the Meeting. See information about the form and use of proxy under the heading “Voting Information” on page 54. If you support Taseko’s Board use the YELLOW Proxy – DO NOT USE THE BLUE Proxy of RRC.

“RRC” or “Raging River” is a reference to “Raging River Capital LP”, the Dissidents, a Delaware limited partnership, which is the formal requisitionist of the Meeting. However RRC or Raging River should also be considered to include the other entities listed in the Amended Schedule 13D Number One (see page 22 for organization charts which Taseko has tried to develop based on RRC’s Amended Schedule 13D Number One).

“RRC Circular” means the undated information circular filed by RRC in connection with its solicitation of proxies for the Meeting and which was filed under Taseko’s profile at www.sedar.com on March 17, 2016.

“RRC Nominees” means the four nominees of RRC for director of Taseko, namely Mark Radzik, Henry Park, Paul Blythe and Randy Davenport.

“RRC Resolutions” means, collectively, the three resolutions proposed by RRC, namely the (i) Resolution to Remove Russ, Ron and Bob; (ii) the Resolution to Fix the

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Board at Nine and Elect Four RRC Nominees and (iii) the alternative Resolution to Fix the Board at Twelve and Elect Four RRC Nominees”.

“Russ, Ron and Bob” is a collective reference to CEO Russell Hallbauer, Chairman Ronald W. Thiessen and Director Robert A. Dickinson.

“Schedule 13D” means a disclosure form required to be filed by RRC with the SEC which requires, among other things, that RRC disclose “the source and amount of the funds or other consideration used or to be used in making the Taseko securities purchases” and “information as to any contracts, arrangements, or understandings with any person with respect to any securities of Taseko”.

“Shares”, “Common Shares” or “Taseko shares” means common shares in the capital of the Company.

“Shareholder” means a holder of Shares.

“Special Committee” means an ad hoc special committee of the Board constituted solely of independent directors and comprised of Linda Thorstad (Chair), Alex Morrison and Richard Mundie which was formed to assist the Board to review and respond to concerns raised by RRC, this Circular and fulfill an advisory role in connection with the Meeting. (see “Background To The Requisitioned Meeting” on page 48).

“SEC” means the United States Securities and Exchange Commission.

“Taseko” means Taseko Mines Limited, also referred to as the Company.

$ or dollars in this document means Canadian dollars unless otherwise marked “US”.

MATTERS TO BE ACTED UPON AT THE MEETING

The Meeting has been called in response to a requisition by Raging River Capital LLC for the purposes of considering and voting on the following shareholder resolutions (“RRC Resolutions”):

1.	As a special resolution, resolved that: “Each of Russell Hallbauer, Ronald Thiessen and Robert Dickinson or their respective appointed successor(s), are removed from office as directors of Taseko effective immediately” (the “Resolution to Remove Russ, Ron and Bob”);

2.	If the Resolution to Remove Russ, Ron and Bob is passed, an ordinary resolution to fix the number of directors of the Company at nine (9) and to elect Raging River nominees Mark Radzik, Henry Park, Randy Davenport and Paul Blythe to the Board effective immediately (the “Resolution to Fix the Board at Nine and Elect Four RRC Nominees”);

3.	If the Resolution to Remove Russ, Ron and Bob is not passed, an ordinary resolution to fix the number of directors of the Company at twelve (12) and to elect the Raging River nominees to the Board effective immediately (the “Resolution to Fix the Board at Twelve and Elect Four RRC Nominees”); and

4.	Such other business as may properly come before the Meeting.

The Resolution to Remove Russ, Ron and Bob is a special resolution requiring the affirmative vote of 66 2/3rds of the votes cast by Taseko shareholders in person or by proxy at the Meeting. The other two resolutions are ordinary resolutions requiring the affirmative vote of 50% plus one of the votes cast by Taseko shareholders in person or by proxy at the Meeting.

THE BOARD OF TASEKO UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT RRC’S PROPOSED BOARD CHANGES BY USING ONLY THE YELLOW PROXY, AND VOTE AGAINST THE RESOLUTION TO REMOVE RUSS, RON AND BOB, AGAINST THE RESOLUTION TO FIX THE BOARD AT NINE AND ELECT FOUR RRC NOMINEES, AGAINST THE RESOLUTION TO FIX THE BOARD AT TWELVE AND ELECT FOUR RRC NOMINEES, AND WITHHOLD YOUR VOTE ON THE FOUR RRC NOMINEES.

Your vote is very important to the future of your investment in Taseko. If after reading this Information Circular you agree that it is not in Taseko’s best interests to remove highly qualified directors from Taseko’s Board and replace them with the dissident nominees or to add such dissident nominees to the Board, please sign, date and deposit the enclosed YELLOW Proxy. Whether or not you plan to attend the Meeting, we ask that you complete and return the enclosed YELLOW Proxy promptly and discard any material that you receive from anyone other than from the management of Taseko.

Please follow the instructions in this Information Circular under “Voting Information” with respect to depositing your YELLOW Proxy. Management of Taseko has included material in this Information Circular with respect to RRC and its nominees, which is based on publicly available

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

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information and/or information provided to Taseko by RRC. Neither Taseko nor the directors of Taseko have knowledge of whether the publicly available information and/or the information RRC has provided to Taseko is accurate and makes no representation that this information is complete or accurate. Certain information which is required to be disclosed about the RRC Nominees has not been disclosed as it has not been provided by RRC for inclusion in this Circular. In this Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

BACKGROUND TO THE REQUISITIONED MEETING

Initial RRC Contact and Secret Meetings with a Former Taseko Director

Taseko first learned of the existence of RRC on the afternoon of Friday, January 8, 2016 when Taseko’s legal counsel was contacted by RRC’s counsel. RRC’s counsel informed Taseko’s counsel that RRC had acquired some 11.4 million Shares (5.14% of the outstanding Shares) of Taseko and intended on engaging in shareholder activism. In that regard, RRC’s counsel informed Taseko’s counsel that RRC intended on targeting for removal from the Board Russ, Ron and Bob because of their financial interest in HDI. RRC’s counsel further advised that Raging River would require that four of its nominees be placed onto Taseko’s Board, namely Mark Radzik, Henry Park, Paul Blythe and Randy Davenport.

The Three Day Standstill and Formation of Taseko’s Special Committee

RRC had not prepared for Taseko a customary “white paper” outlining its concerns, ideas or objectives for Taseko’s Board to consider. Notwithstanding that, but with a view that the parties might both benefit from an off-the-record exchange of ideas, lawyers for RRC and Taseko prepared, for approval on each side, a form of standstill agreement which allowed three days for the parties to see if there was any common ground.

Taseko’s counsel was of the view that Russ, Ron and Bob did not have a legal conflict of interest in connection with RRC’s targeting of them because Taseko’s 2010 agreement with HDI was not financially or legally material to Taseko. HDI’s only relationship with Taseko is that publicly filed services agreement (more particularly discussed on page 27), however it was recommended by counsel that the Taseko Board form a special committee of fully independent (i.e., non-targeted) directors. The Board concluded that a special committee would serve a useful role in bringing a fully objective perspective to what was in effect a personal attack on three long-standing Taseko directors (with years of service ranging variously from 11 to 25 years) and to demonstrate that the Board’s response is fair and reasonable and not motivated by self-interest. In this case, “independent” means not being targeted by RRC, not being a member of Taseko’s management, and not having any financial interest in HDI.

On January 11, 2016 the Board asked Linda Thorstad (Chair), Alex Morrison and Richard Mundie to form the Special Committee in connection with RRC and the Meeting that RRC advised it intended to requisition if the standstill talks were not fruitful. The Special Committee retained Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as independent Canadian and US counsel, respectively. The mandate of the Special Committee included:

(a)	ensuring that there is fully independent input into the Company’s response to RRC and the requisitioned Meeting;

(b)	reviewing concerns raised by RRC in connection with the Company’s relationship with HDI, including any potential conflicts of interest, and make recommendations to the Board thereon;

(c)	consult with independent legal counsel about any aspect of the Company’ s conduct in relation to RRC which the Special Committee deems necessary or desirable; and

(d)	fulfill an advisory role, but not a direct responsibility role, in connection with the Meeting, proxy circular preparation and the proxy solicitation process.

In lieu of having prepared a white paper, RRC agreed to prepare some questions. Two short telephone phone calls taking less than an hour in total ensued during the three day standstill period (January 11 to 13, 2016). A member of the Special Committee, Alex Morrison, Russell Hallbauer, President and CEO, and Chairman Ron Thiessen participated in these calls, supported in one call by members of Taseko management (Messrs. John McManus, COO and Stuart McDonald, CFO). The phone calls involved Mark Radzik, Henry Park, Randy Davenport and Paul Blythe for RRC. The statement in the RRC Circular that RRC “engaged with the Board with a view to having a substantive dialogue” is, in Taseko’s view, a misstatement.

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A substantive dialogue would have involved some effort to demonstrate that RRC understood Taseko’s operations, understood the HDI services arrangements and was ready to articulate some constructive ideas about how RRC believed Taseko’s operations or strategies could be improved. RRC was in predetermined attack mode with no intention whatever to make any constructive suggestions or requests. RRC sought only to criticize Taseko’s services agreement with HDI, and to demand the removal of Russ, Ron and Bob from the Board and the appointment of RRC Nominees in their place. While RRC’s counsel Norton Rose Fulbright LLP expressly confirmed in writing that the standstill discussions were agreed to be off-the-record, Taseko was surprised to see RRC purport to quote Mr. McManus from those discussions in its RRC Circular.

On January 13, 2016 RRC served Taseko with its meeting requisition notice under the Business Corporations Act (British Columbia) and made its initial Schedule 13D filing in the United States with the SEC. In the requisition notice

RRC denied that any of the RRC Nominees had been associated with any corporate bankruptcies and did not disclose its ownership of Taseko Bonds. These are both significant omissions that, along with other deficiencies and misleading statements, resulted in Taseko filing the Complaint to correct them and to obtain other required information. A public relations disinformation campaign was then commenced by Raging River.

Secret Meetings with a Taseko Director

Taseko has become aware that RRC was in secret negotiations with an independent sitting Taseko director for several months prior to announcing its requisition of the Meeting. Taseko believes that in the negotiations RRC sought to secure the secret support of the sitting director and thereby achieve a “de facto” control block of five directors on a Board of nine. However, that sitting director instead provided the rest of the Board with confirmation of RRC’s overtures and resigned from the board on amicable terms.

REPORT OF THE SPECIAL COMMITTEE AND RECOMMENDATION OF THE BOARD

The Special Committee is comprised of three independent members of the Board, namely:

•	Linda Thorstad (Chair). Linda Thorstad is a registered professional geoscientist and has over 35 years of senior management experience in the mining industry. Her experience spans exploration and development companies as well as key roles with mid-tier producers. Ms. Thorstad served as the Director, Government and Community Relations and Permitting at Alamos Gold until April 30, 2015. Prior to Alamos, she was the President and Chief Executive Officer of Orsa Ventures until it was acquired by Alamos Gold in 2013. Additionally, she has been involved in two special government commissions focused on sustainability, land use, resource and environmental management. Ms. Thorstad is the past President of the Association of Professional Engineers and Geoscientists of British Columbia, a Founding Member of the Canadian Council of Professional Engineers (now Geoscience Canada) and Honorary Fellow of Engineers Canada.

•	Alex Morrison. Alex is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry. He has held senior executive positions with a number of senior and mid-tier mining companies, including Franco-Nevada Corporation, Newmont Mining Corporation, NovaGold Resources Inc., Homestake Mining Company, Phelps Dodge Corporation and Stillwater Mining Company. In
addition to his position with the Board of Taseko, he currently serves as a director of Detour Gold Corporation and Pershing Gold Corporation.

•	Richard Mundie. Richard is a Chartered Professional Accountant and has held a number of senior leadership positions in the mining sector for over 40 years, most recently as Vice President, Asia Affairs and Chief Representative (China) for Teck Cominco Limited. He served as Chair of the Special Committee of Far West Mining Ltd. in connection with its Cdn$725 million sale to Capstone Mining Corporation. In addition to his position with the Board of Taseko, he currently serves as a director of Panoro Minerals Ltd.

The Special Committee engaged Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as independent Canadian and US counsel, respectively. The Special Committee was satisfied that both firms were sufficiently independent from the Company and its affiliates and associates, and had the necessary expertise in corporate, securities, mining, and corporate governance matters to advise the Special Committee.

The Special Committee has held a number formal meetings since January 11 and the pace of meetings is likely to continue to be brisk throughout the proxy contest. In the course of its deliberations, the Special Committee reviewed

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

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and considered a significant amount of information respecting RRC, its principals and their allegations in respect of the Company and Russ, Ron and Bob, including, but not limited to, the following information:

•	the Dissident’s Requisition, RRC’s press releases, the RRC Circular and RRC’s statements to the media;

•	the original January 5, 2016 and amended March 9, 2016 and March 28, 2016 Schedule 13D filings of RRC and certain of its principals under US securities laws;

•	details of the bondholdings of RRC and Raging River Capital 2 LLC;

•	details of bankruptcies involving companies or affiliates of companies in which RRC Nominees formerly served as officers or directors;

•	the development and operational track record of mines over which Paul Blythe, one of RRC Nominees, had oversight and control;

•	the curriculum vitae of Russ, Ron and Bob;

•	the comparative share performance of the Company against its peers over the last five, three and one year;

•	the process, development, finalization and content of the Company’s strategic plan;

•	Taseko’s annual budgets from 2011 to 2015;

•	the HDI Services Agreement with the Company, dated July 2, 2010;

•	fees charged to the Company by HDI and its affiliates from 2010 to 2015;

•	The Company’s Governance Manual in place from 2011 to 2016;

•	independent committee materials, fairness opinion of BMO Capital Markets and closing documentation in respect of the Company’s acquisition of Curis;

•	a report from the Company’s independent Nominating and Governance Committee on insider trading allegations made by RRC;

•	the mineral reserves and resources, and internal valuations of, the Company’s Florence Copper, Aley, New Prosperity, Yellowhead and Harmony projects;

•	the permitting status of the Company’s New Prosperity and Florence Copper projects;

•	summaries of the Company’s meetings with First Nations, the Government of Canada, the Province of British Columbia and the State of Arizona since 2013;

•	the Company’s executive compensation since 2013; and

•	a report of Lane Caputo Compensation, independent compensation consultants, on the Company’s executive compensation.

The Special Committee also met with several of the Company’s significant institutional investors to obtain shareholder feedback regarding the Company’s performance and strategic plans.

Because of its serious concerns relating to misleading statements and omissions in RRC original Schedule 13D filing, on February 5, 2016, the Special Committee recommended to the Board that a complaint be brought against the Dissident and certain of its principals before the US federal District Court in the District of Columbia to require the correction of the Dissident’s 13D filings in order to provide Shareholders with full disclosure of RRC and its principals’ identities, background, finances and motives. The Board accepted the Special Committee’s recommendations and the Complaint was filed on February 26, 2016. In response to the Complaint, RRC ultimately filed some 266 pages of corrective materials with the Amended Schedule 13D Number One filing on March 9, 2016. In these amended filings RRC admitted to its bondholdings and its relationship with Wanxiang America Corporation.

The Special Committee extensively reviewed this Circular in various draft forms and met on March 27 2016 and unanimously resolved that the RRC Resolutions were not in the best interests of Taseko and its shareholders. The Special Committee then reviewed a final draft of this Circular and unanimously recommended to the Board of Directors that: (i) the Board of Directors recommend that Taseko shareholders vote AGAINST all of the RRC Resolutions and WITHHOLD votes from each of the RRC Nominees; and (ii) the Board of Directors approve this Circular and authorize its mailing to Taseko shareholders. The Special Committee then approved a report to the Board of Directors in respect of its evaluation of the RRC Resolutions.

Later on March 27, 2016, after receiving the report and recommendation of Special Committee, the Board of Directors approved this Circular and authorized its mailing to Taseko shareholders.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

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Recommendation of the Board of Directors

The Board unanimously recommends that you vote AGAINST the removal of Ronald Thiessen, Russell Hallbauer and Robert Dickinson from the Board.

The Board unanimously recommends that you vote AGAINST setting the size of the Board at nine and AGAINST the election of the RRC Nominees to the Board.

X      WITHHOLD Mark Radzik

X      WITHHOLD Henry Park

X      WITHHOLD Randy Davenport

X      WITHHOLD Paul Blythe

The Board unanimously recommends that you vote AGAINST setting the size of the Board at twelve and AGAINST the election of the RRC Nominees to the Board.

X      WITHHOLD Mark Radzik

X      WITHHOLD Henry Park

X      WITHHOLD Randy Davenport

X      WITHHOLD Paul Blythe

Reasons for the Recommendation

In evaluating the RRC Resolutions and unanimously reaching its conclusion and making its recommendation that Taseko shareholders vote AGAINST all of the RRC Resolutions and WITHHOLD Votes from each of the RRC Nominees, the Special Committee and the Board considered a number of factors, including the following:

The Experience of Russ, Ron and Bob

•	the extensive credentials and years of experience of Russ, Ron and Bob in the mining industry and with the Company;

•	the positive margins generated by the Gibraltar mine, even as copper prices have declined;

•	the Company’s record of upgrading and modernizing the Gibraltar mine to its current status as a world class copper producer and the second largest copper mine in Canada;

•	Gibraltar’s excellent track record for safety, environmental performance and community relations;

•	Russ, Ron and Bob’s proven experience in developing mining projects, such as are found in the Company’s project pipeline;
•	Russ, Ron and Bob’s capital markets expertise and track record of shareholder value creation;

•	the Company outperforming its peer group over the past five and one year periods;

•	the comparative share performance of the Company against the market price of copper over the last five years and since January 1, 2016;

•	the extent of the Company’s engagement with First Nations, the federal Government of Canada and the communities of the Cariboo region in connection with the New Prosperity project;

The Relevant Experience of the RRC Nominees and Their Track Record

•	the lack of any disclosed experience of the RRC Nominee, Mark Radzik, with an operating public mining company;

•	the lack of any disclosed experience of the RRC Nominee, Henry Park, with an operating public mining company;

•	the poor performance of Tintina Resources Inc, while the RRC Nominee, Henry Park, served as a director;

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•	the poor performance of Nord Resources Corporation while the RRC Nominee, Randy Davenport, served as an officer;

•	the poor performance of Dayton Mining Corp. while the RRC Nominee, Paul Blythe, served as a director;

•	the repeated inability of Quadra FNX to meet projected operating targets at many of its mines while the RRC Nominee, Paul Blythe, served as CEO and a director;

RRC’s Disclosure Record

•	RRC’s disturbing lack of transparency and omission to disclose information respecting its bondholdings and certain bankruptcies of corporations that the RRC Nominees have been connected with, all of which is highly material to Company shareholders;

•	RRC’s significant bondholdings;

•	the Golden Leashes for the RRC Nominees, which align their financial compensation to performance of RRC’s and RRC2’s Bonds – rather than to the Company’s Share performance;

•	the disturbing parallels between the RRC’s efforts to place nominees of a bondholder on the Company’s board and the bankruptcy of Support Plus Medical Inc., a company in respect of which the RRC Nominee and spokesperson, Mark Radzik, was a director and lender;

•	the relationship between RRC and Wanxiang America Corporation, an auto parts manufacturer;

•	the previous interest of an affiliate of Wanxiang America Corporation in acquiring an interest in Curis;

•	Wanxiang America Corporation’s membership in the Wanxiang Group, a private Chinese auto parts manufacturer with an interests in a copper joint venture in North Korea;

•	RRC’s proposed strategy that the Company repurchase and restructure its outstanding bonds, which would financially benefit the Dissident at the expense of Shareholders;

The Dissident’s Business Strategy

•	RRC’s apparent lack of understanding of in situ mining technology, which is proven and proposed for the Company’s Florence Project;
•	RRC’s superficial understanding of, and lack of experience with, First Nations’ negotiations and mine permitting in British Columbia as evidenced by statements in the RRC Circular;

•	fundamental weaknesses in RRC’s strategic plan for the Company, including:

¡	focus on managing the Company’s balance sheet, including the restructuring of indebtedness and repurchase of outstanding bonds;

¡	evaluation of an already beneficial relationship between the Company and HDI;

¡	divestiture of non-core assets strategically acquired for future development during a time of depressed commodity prices;

¡	short-term high grading of Gibraltar operations, which will reduce mine life;

¡	reviewing of Gibraltar operations to improve cash flow and cutting $10 million of costs in 2016;

•	a proposal contained in the RRC Circular to replace the CEO and Executive Chairman with RRC Nominees with questionable track records in the mining industry;

•	the redundancy of many aspects of RRC’s strategic plan in light of current Company initiatives, including balance sheet management, evaluation of opportunities to reduce liabilities, positioning the Company to take advantage of a rebound in copper prices and focusing on the New Prosperity project;

•	the unwillingness of RRC to engage with or negotiate a constructive resolution with the Company;

The Cost/Benefit of the Company’s Relationship with HDI

•	the benefit to the Company from HDI’s quality, cost effective services;

•	23% of HDI’s service fees and expenses being for rent and fees at cost from 2012 to 2015;

•	HDI’s fees and expenses only amounting to 0.3% of the Company’s total expenditures from 2012 to 2015;

•	the benefit to the Company from access to HDI’s pipeline of mining projects;

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

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The Company’s Governance and Compensation Standards

•	governance protections in respect of the Company’s arrangements with HDI, including a 30 day termination right, the extension of a Say on Services vote to Shareholders on HDI’s fees and the requirement for Shareholder approval of any future acquisitions from or divestitures to HDI-related entities; and

•	the expense and unwieldiness of potentially increasing the Company’s board size to twelve.

In reaching their conclusion and making its recommendations, the Special Committee and the Board of Directors relied on their extensive knowledge of the Company and the mining industry, on the information provided by the Company’s management and on the advice of legal advisors and external executive compensation advisors.

The Special Committee and the Board of Directors also considered potential risks relating to their recommendations, including the following:

•	the high cost to Taseko of a proxy fight and litigation with RRC;

•	the investment of executive management time in connection with the Complaint and a proxy fight and litigation with RRC, which may distract management from day-to-day operations and business opportunities;

•	negative publicity associated with a proxy fight;

•	inconvenience to shareholders from receiving multiple-proxy materials; and

•	the long-term damage to Taseko’s mine permitting efforts in British Columbia and Arizona and its negotiating position with First Nations and the Government of Canada from the misinformation disseminated by RRC.

The foregoing summary of the information and factors considered by the Special Committee and the Board of Directors in reaching their conclusions and recommendations is not, and is not intended to be, exhaustive. In view of the wide variety of factors and the amount of information considered in connection with its evaluation of the Dissident Requisition, the Special Committee and the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. In addition, our individual directors may have assigned different weighting to various factors.

GENERAL PROXY INFORMATION

Proxy Solicitation

The solicitation of proxies will be made primarily by mail, but proxies may be solicited personally or by telephone by directors and management of the Company. The Company has also retained Laurel Hill to assist it in connection with the Company’s solicitation of proxies and communications with Shareholders. In connection with these services, Laurel Hill is expected to receive a fee of up to $175,000, plus taxes and expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. We may also enter into agreements with intermediaries whereby the Company will pay the intermediary a solicitation fee for shares voted against the RRC Resolutions. No such agreement has been entered into as of the date of this circular.

Eligibility for Voting

If you held Shares at the close of business on Friday, March 11, 2016, you are eligible to vote your Shares in respect of the matters to be acted on (as noted in the accompanying Notice) at the Meeting.

The Resolution to Remove Russ, Ron and Bob is a special resolution requiring the affirmative vote of 66 2/3rds of the votes cast by Taseko shareholders in person or by proxy at the Meeting.

Voting by Proxy – Validity and Discretionary Power

You can indicate on your YELLOW Proxy how you want your proxyholder to vote, or you can leave the decision to your proxyholder by leaving the directions blank. If you specify on your proxy how you want your proxyholder to vote, your proxyholder must vote your Shares as per your instructions.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

If either Mr. Hallbauer, Mr. Thiessen or Mr. Trevor Thomas, management’s nominees as indicated on the YELLOW Proxy, are appointed as your proxyholder, and you do not specify how you wish your Shares to be voted, your Shares will be voted as follows:

Resolution to Remove Russ, Ron and Bob	AGAINST

Resolution to Fix the Board at Nine and Elect Four RRC Nominees	AGAINST

Resolution to Fix the Board at Twelve and Elect Four RRC Nominees	AGAINST

Resolution to elect the Four RRC Nominees Named in the Proxy	WITHHOLD

Your YELLOW proxy will also grant the proxyholder discretionary authority to vote in respect of any other business that may properly come before the Meeting.

Taseko has a Majority Voting Policy. Pursuant to this policy if the votes “for” the election of a director nominee at a meeting of Shareholders are fewer than the number voted “withheld”, the nominee will voluntarily submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of Shareholders whether to accept or reject the resignation. The Board will accept the resignation absent exceptional circumstances. The Board’s decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the TSX. If the Board does not accept the resignation, the press release will fully state the reasons for the decision. The nominee will not participate in any committee or Board deliberations whether to accept or reject the resignation. However, this policy does not apply in circumstances involving contested director elections and will therefore not apply at the Meeting.

Vote Counting

Votes will be tabulated by Computershare.

Quorum

According to the Articles of Taseko, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33.33% of the issued Shares entitled to vote at the Meeting.

If a quorum is not reached within 30 minutes of the commencement of the Meeting, the Meeting will be dissolved.

VOTING INFORMATION

Determine What Type of Shareholder You Are

There are several steps you must take in order to vote your Shares at the Meeting. For the purpose of voting at the Meeting, you must first determine what type of shareholder you are, a registered shareholder or a beneficial shareholder.

Registered Shareholder

You are a “Registered Shareholder” if your Shares are held in your personal name and you are in possession of a share certificate that indicates the same.

Beneficial (Non-registered) Shareholder

A majority of shareholders are non-registered. You are a “Beneficial Shareholder” if your Shares are:

•	held in the name of a Nominee;

•	deposited with a bank, a trust, a brokerage firm or other type of institution, and such Shares have been transferred out of your name; or
•	held either (a) in the name of the intermediary that the Beneficial Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) with which your Nominee deals.

Follow the steps in the appropriate category below once you have determined your shareholding type. Please note that only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Registered Shareholder – Voting Instructions

If you are a Registered Shareholder, you may vote in person, by proxy, by telephone or by internet. If you wish to vote by telephone or internet, please see the YELLOW Proxy enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Shares in person, you are still encouraged

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

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to complete and return the enclosed YELLOW Proxy beforehand. Before the official start of the Meeting on May 10, 2016, please register with the representative(s) from Computershare, which will be acting as scrutineer at the Meeting, who will be situated at a welcome table just outside the room in which the Meeting will be held. Once you are registered with the scrutineer, your previous proxy will be revoked and your vote will be requested and counted at the Meeting.

To Vote by Proxy

If you not able to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a shareholder of the Company, to vote on your behalf. You can do this by appointing them as your proxyholder.

Use the enclosed YELLOW Proxy or another proper form of proxy. The persons named in the YELLOW Proxy are directors of the Company and are nominees of management. You can choose to have management’s appointee vote your Shares or you may appoint a person of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the YELLOW Proxy, sign it and return it to Computershare at the address indicated on the accompanying Notice or otherwise in accordance with the additional instructions in the YELLOW Proxy. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and that your proxy has been properly completed and executed.

Return your completed YELLOW Proxy by mail to Computershare or by fax or online by following the directions on the YELLOW Proxy by 10:00 a.m. (Pacific Daylight Time)/1:00 p.m. (Eastern Daylight Time) on May 6, 2016, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting.

Revoking Your Proxy

You may revoke your proxy at any time before it is acted on. In order to revoke your proxy, you must send a written statement indicating you wish to have your proxy revoked. This written statement must be received by Computershare at the address indicated on the accompanying Notice by 10:00 a.m. (Pacific Daylight Time)/1:00 p.m. (Eastern Daylight Time) on May 6, 2016 or delivered to the Chair of the Meeting on May 10, 2016.

Only the most recent proxy received will be counted, and a subsequently received proxy will revoke a previously delivered proxy. If you have sent in RRC’s Blue proxy, you can revoke it by sending in Taseko’s YELLOW Proxy.

Beneficial (non-registered) Shareholders – Voting Instructions

If you are a Beneficial Shareholder, you may vote your Shares in person, by proxy, by telephone or by internet only by following the procedures outlined below. If you wish to vote by telephone or internet, please see the YELLOW Proxy enclosed for details on protocol.

We have distributed copies of the Meeting Materials to your Nominee for further forwarding to you as a Beneficial Shareholder. Nominees are required to forward the Meeting Materials to you unless you have waived the right to receive them.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Shares in person, insert your own name in the space provided on the enclosed VIF. Then, follow the signing and return instructions provided by your Nominee. If you do not properly follow the return instructions provided by your Nominee, you may not be able to vote your Shares in person. Before the official start of the Meeting on May 10, 2016, please register with the representative(s) from Computershare, who will be situated at a welcome table just outside the Meeting room. Once you are registered with Computershare, and provided the instructions you provided to your Nominee have been forwarded by your Nominee to Computershare, your vote will be requested and counted at the Meeting.

To Vote by Proxy

Generally, you will either:

a) be given a proxy supplied to you by your Nominee that is similar to the YELLOW form or proxy provided to Registered Shareholders of Taseko. However its purpose is limited to instructing your Nominee on how to vote on your behalf. You should carefully follow the instructions provided to you by your Nominee for voting your Shares; or

b) Nominees now frequently delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge will mail a YELLOW VIF in lieu of the YELLOW form of proxy provided by the Company. The completed YELLOW VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone

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or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. The YELLOW VIF will name the same persons as the Company’s YELLOW form of proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the YELLOW VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the YELLOW VIF and return the YELLOW VIF to Broadridge by mail or facsimile or through the internet. If you receive a YELLOW VIF from Broadridge, you cannot use it to vote Shares directly at the Meeting – the YELLOW VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Whether you choose to vote your beneficially held Shares by YELLOW VIF or in person, you must carefully follow the instructions that accompany either the YELLOW VIF or YELLOW Proxy, including those regarding when and where the YELLOW VIF or YELLOW Proxy is to be delivered, and the deadline for delivery.

Revoking Voting Instructions

Follow the procedures provided by your Nominee. Your Nominee must send a written statement indicating you wish to have your voting instructions revoked. This written statement must be received by Computershare by 10:00 a.m. (Pacific Daylight Time)/ 1:00 p.m. (Eastern Daylight Time) on May 6, 2016 or delivered to the Chair of the Meeting on May 10, 2016. If you submit a YELLOW VIF you will be deemed to have revoked any authorization you may have previously granted to RRC or its representatives or agents to vote using the Blue voting instruction form and the voting control number provided with your voting instruction form.

To Vote your Proxy or Voting Instructions as recommended by the Taseko Board, complete the YELLOW Proxy as follows:

AGAINST the Resolution to Remove Russ, Ron and Bob

AGAINST the Resolution to Fix the Board at Nine and Elect Four RRC Nominees

AGAINST the Resolution to Fix the Board at Twelve and Elect Four RRC Nominees

WITHHOLD your vote on the Four RRC Nominees Named in the Proxy

RRC RELATED LITIGATION MATTERS

The Reckless Insider Trading Allegations and Defamation Suits

On February 29 and March 1, 2016, RRC issued press releases alleging that CEO Russ Hallbauer and VP Brian Battison had participated in illegal “insider trading” by having purchased Taseko Shares during January, 2016. These purchases occurred after RRC’s requisition notice press release of January 13, 2016 and ended January 25, 2016. RRC repeated these defamatory allegations and made additional allegations regarding other Taseko executives and a director, in the RRC Circular filed on SEDAR.com on March 17, 2016. The additional allegations involve four other members of Taseko management (Ron Thiessen, Chairman, John McManus, COO, Robert Rotzinger VP Projects and Bill Armstrong, an independent director). The allegations are that these executives were involved in a “pattern” of “questionable trading”.

All the trades referred to in the RRC Circular are summarized below together with a corresponding explanation which shows that they were in fact proper.

Taseko takes trading of its shares by insiders very seriously and has a rigorous system for imposing trading blackouts (periods when employees and insiders should not trade Taseko Shares). Trading blackouts usually lasting several days are imposed not only when legally required, such as when new material information arises and before quarterly financial reporting, but also in circumstances where a blackout is likely not legally required in order to avoid any appearance that insiders are taking any advantage. The blackout policy is part of the Governance Manual available on Taseko’s website.

Upon RRC raising the allegations against Messrs. Hallbauer and Battison, Taseko’s Nominating and Governance Committee (the “NGC”), which is comprised of independent directors and chaired by Linda Thorstad, retained Stikeman Elliott LLP as independent external legal counsel to assist the NGC to consider the allegations. Stikeman Elliott LLP is a leading Canadian law firm with recognized expertise in securities law and corporate governance matters. As required under Taseko’s Governance Manual, the NGC asked Stikeman Elliott to

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collect and review all communications that they considered to be relevant to the acquisition of Taseko securities by Mr. Hallbauer and Mr. Battison in January of 2016. On March 26, 2016, Stikeman Elliott LLP reported that they had done that work and had found no evidence of any violations of Canadian securities laws or regulations. Based on the Stikeman Elliott LLP review, the NGC has unanimously concluded that there is no foundation for RRC’s suggestion that Mr. Hallbauer and Mr. Battison had engaged in improper trading. Stikeman Elliot LLP was not asked to extend its review to the so called “questionable trading” which was separately reviewed on behalf of the NGC by Taseko’s corporate counsel McMillan LLP and found to be proper as discussed in the table below.

RRC’s “insider trading” allegations of March 1, 2016 were ostensibly premised on the false notion that Mr. Hallbauer and Mr. Battison had some advantage over other investors because a $42 million credit facility obtained from an affiliate of internationally recognized Red Kite Mine Finance (the “Red Kite Facility”) was in negotiations in January, 2016. That allegation was made even though ongoing negotiations with Red Kite and others for replacement of the facility had been disclosed starting with a publicly available analyst call in August, 2015. Replacement of the Red Kite Facility had also been referenced in a November 11, 2015 quarterly results news release and again discussed in the related (publicly available) analysts’ call on November 13, 2015. Given Taseko’s cash on-hand of $76 million and $52 million of operating cash flow in 2015, there was never any doubt the Red Kite Facility could be easily replaced.

As a consequence of the RRC allegations, on March 1, 2016 personal counsel to Messrs. Hallbauer and Battison, Nathanson, Schacter and Thompson LLP of Vancouver, British Columbia (“NST”) issued a notice of defamation to RRC and Mark Radzik. On March 3, 2016 counsel to RRC, Norton Rose Fulbright LLP, sent a letter to NST asking questions about certain background facts related to the Red Kite Facility renegotiations. Had those questions been asked before the March 1 defamatory news release, the facts about the Red Kite Facility would have shown RRC that its “insider trading” concerns were completely unfounded. This enquiry letter is taken by Taseko as strong evidence that the RRC allegations were made recklessly without concern for whether they were true and with the ulterior motive of seeking an advantage in this proxy contest. The defamation notice from NST demanded a retraction and public apology for the March 1 allegations to be made by RRC and Mr. Radzik within two days. On March 4, 2016, with no retraction or apology having been made, NST issued a statement of claim against RRC and Mr. Radzik in British Columbia Supreme Court on behalf of Messrs. Hallbauer and Battison.

In addition to the defamatory comments about “insider trading”, it is the opinion of NST and McMillan LLP that the RRC Circular defames Taseko directors in several ways, including its cover caricature portraying HDI directors as masked bandits, the characterization of other management member’s trading going back to 2009 as part of a “pattern” of “questionable trading” which was overseen the way a “fox” administers a “hen house”. As a result of these smears, a second defamation lawsuit was commenced against RRC and Mr. Radzik (who certified the “Approval” of the RRC Circular) on March 24, 2016. The plaintiffs in the second suit are Russ, Ron and Bob about their cover portrayal as criminals, and by Messrs McManus, Rotzinger, Armstrong and Thiessen in regards to the allegations of participation in a pattern of questionable trading.

The RRC Circular states that RRC has notified the Toronto Stock Exchange (the “TSX”), NYSE MKT Exchange (“NYSE MKT”) and British Columbia Securities Commission about the insider trading allegations and “looks forward to the results of the investigations”. Having not heard anything from these securities regulatory authorities as of the date hereof, Taseko’s counsel, McMillan LLP, has been instructed to write to each regulatory authority named by RRC enclosing a copy of this Circular, and confirm that such counsel has reviewed the RRC allegations about “questionable trading”, found them wholly without merit. The letter will invite the securities regulators to review the trading with Taseko and its counsel.

As can be seen from the foregoing, instead of running a proxy contest on the merits, RRC has simply resorted to a campaign of dirty tricks and false allegations to try to distract shareholders and media and distort the outcome. Neither Taseko nor its officers and directors have anything to hide and they have promptly taken the necessary steps to get the facts into a court of law and into the hands of securities regulators. It is Taseko and its maligned officers and directors that look forward to the outcome of this legal process. In light of RRC’s efforts to do damage to the reputations of Taseko and its insiders, and in light of RRC having threatened a regulatory investigation, Taseko’s Board has approved, with the affected directors abstaining, payment for the time being of NST legal fees pursuant to the insiders’ claim for protection under their indemnity agreements.

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What RRC alleged	What actually happened

Russell Hallbauer and Vice President Brian Battison purchased 652,074 and 31,000 Common Shares respectively in the month of January, 2016 while being, we believe, in possession of material non-public information relating to the US$70 million credit agreement with Red Kite.	These trades were made within Taseko’s allowable periodic trading window. The fact that a replacement for the Red Kite Facility was being negotiated had been in the public domain for months. A customary blackout was imposed and observed once the Red Kite negotiations were completed and the facility documents were sent to the Board for approval. No trading occurred during this blackout. A routine material change report was filed out of prudence and the Red Kite Facility agreements were publicly filed.

Vice President Robert Rotzinger purchased 50,000 Common Shares and sold 15,000 on March 2, 2015. Taseko’s 2014 annual financial statements were released only a short time later, on March 25, 2015.	On March 2, 2015, a date more than three weeks before the 2014 financial statements were prepared, Mr. Rotzinger, a mine engineer with no access to draft financial statements, purchased 30,000 Shares, and his wife purchased 5,000 Shares (and 15,000 Shares were transferred between the two accounts). No Shares were sold into the market. A blackout was imposed on March 4, 2015.

Russell Hallbauer purchased 147,000 Common Shares and COO John McManus purchased 25,000 Common Shares on July 6, 2010. Taseko’s Q2 ended on June 30, 2010 with production results announced on July 9th and earnings results announced on August 12th.	The trading occurred more than a month before Q2 2010 financial information was available and two days before Q2 production results were available. These trades were within Taseko’s allowable periodic trading window.

On March 18, 2010 Taseko entered into the Joint Venture with Cariboo Copper Corp. (the “Joint Venture Agreements”) and announced the Joint Venture Agreements on March 24, 2010 and on that day Russell Hallbauer, directly and indirectly purchased a total of 87,992 Common Shares, while Ronald Thiessen purchased 32,997 Common Shares, after having sold 2,000 Common Shares the previous day.	Taseko originally announced the material terms of the Joint Venture Agreement on November 30 2009 and the March 24, 2010 announcement was merely about signing the final agreements. The referenced Shares were not acquired by Messrs. Thiessen and Hallbauer via the stock market, but rather were acquired directly from Taseko’s treasury and represented less than 10% of the Shares issued pursuant to a September 2009 financing transaction approved by both the TSX and NYSE MKT. The financing transaction was disclosed under “Capital Resources – Other Financings” in the Company’s year end MD&A filed March 18, 2010. Mr. Thiessen’s trade of 2,000 Shares was a charitable donation for which he received no proceeds.

Director William Armstrong purchased 45,000 Common Shares and 12,500 Common Shares on July 9, 2009 and October 7, 2009, respectively. Taseko’s Q2 ended on June 30, 2009, the production report was released on July 27, 2009 and the earnings results were released on August 11, 2009. Taseko’s Q3 ended on September 30, 2009. The production report was released on October 7, 2009 and the earnings results were released on November 12, 2009.	In each case the purchases occurred before the financial or production results were available. These trades were within Taseko’s allowable periodic trading windows.

The Legal Complaints about RRC’s Schedule 13D Filings

On January 13, 2016 RRC filed a Schedule 13D with the SEC which Taseko concluded, based on advice of counsel, it was incomplete, false and misleading. In particular the Schedule 13D filing did not disclose, among other things, that RRC had invested significantly in Taseko Bonds (more than in Taseko Shares), did not disclose other agreements and arrangements involving the source of funds for the Taseko securities purchases, nor the contractual arrangements and/or understandings under which the RRC investors and the RRC Nominees were operating.

On February 26, 2016, Taseko filed a Complaint in the US District Court for the District of Columbia alleging that RRC’s January 13, 2016 Schedule 13D failed to include information required by §13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as a consequence was incomplete, false and misleading.

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In response to Taseko’s Complaint, on March 9, 2016, RRC filed an amended Schedule 13D with the SEC, which attached Taseko’s Complaint as an exhibit. The amended Schedule 13D, however, cured only some of the issues raised in Taseko’s Complaint and RRC’s disclosures remained materially deficient and remained materially “incomplete, false and misleading”.

RRCs’ March 9, 2016 Schedule 13D/A was still deficient in that it failed to disclose:

(i) the source and the amount of funds used to purchase Taseko Shares and Taseko Bonds;

(ii) the face value of Taseko Bonds owned by Defendants, as well as the purpose for Defendants’ acquisition of Taseko Notes;

(iii) that Defendants reached an understanding or agreement with at least one other Taseko shareholder to vote their Shares together;

(iv) RRC’s contracts, arrangements, understandings and/or relationships with other Taseko shareholders;

(v) RRC’s contracts, arrangements, understandings and/or relationships with Randy Davenport (“Davenport”), one of RRC’s Nominees for Taseko’s Board, which, among other things, relate to Davenport’s role in acquiring Taseko Shares and

Davenport serving as one of RRC’s Nominees to Taseko’s Board; and

(vi) RRC’s contracts, arrangements, understandings and/or relationships with Jonathan G. Lee (“Lee”), which, among other things, relate to Lee’s role in acquiring Taseko Shares.

Other than the face value of the Bonds held by RRC, which was subsequently disclosed, the information above is unavailable to Taseko, its Shareholders and investors, and disclosure by RRC remains the only avenue for obtaining this information. Moreover, the March 9, 2016 Schedule 13D

(i) falsely states that RRC acquired Taseko common shares on the open market,

(ii) falsely states that Radzik did not serve as a director of a company within one year of that company becoming bankrupt; and

(iii) fails to include Lee and Jonathan G. Lee Partners LLC as reporting persons.

On March 22, 2016 Taseko filed an amended Complaint to seek to address the continuing deficiencies. In response, on March 28, 2016, RRC filed another amended Schedule 13D. To date, Taseko’s Complaint has resulted in hundreds of pages of additional public disclosure from RRC, and they still have not disclosed everything.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as detailed in this Information Circular, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

At the close of business on March 11, 2016, there were 221,808,634 Common Shares issued and outstanding.

The Common Shares of the Company are listed for trading on the TSX and on the NYSE MKT.

With the exception of the shareholder mentioned below, the directors and executive officers of the Company do not know of any person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at March 11, 2016.

As of March 11, 2016, according to regulatory filings at www.sec.gov, SailingStone Capital Partners LLC (“Sailingstone”) owned or controlled 23,077,310 Shares, which represent 10.44% of the outstanding Shares. On February 22, 2016, a Voting Support and Nomination Agreement (the “Agreement”), was entered into by and among certain reporting persons connected with SailingStone under SEC rules (collectively the “SailingStone Parties”) and Taseko. Pursuant to the Agreement, Taseko agrees to consult with the SailingStone Parties with respect to the nomination of two new independent directors of Taseko who shall have certain professional qualifications and be acceptable to the

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SailingStone Parties (the “New Nominees”). Neither of the New Nominees shall be: (a) a director, officer, employee or affiliate of HDI or HDI-affiliated entities; or (b) a director, officer, employee, affiliate, shareholder or partner of Raging River Capital LP or certain related entities (the “Raging River Entities”). Pursuant to the Agreement, Taseko agreed to amend its Governance Manual to provide that: (i) proposed acquisitions by Taseko in which HDI-related entities or persons have a shareholder interest will be submitted to shareholders, who will be asked to consider and vote on such acquisitions; and (ii) a say-on-pay resolution will be submitted to shareholders at each general meeting of Taseko, pursuant to which shareholders will be asked to vote on an advisory basis as to the acceptability of Taseko’s executive compensation and fees paid to HDI and HDI-affiliated parties and persons under any services agreement. This amendment to the Governance Manual was made effective on February 29, 2016 and filed on Taseko’s website.

As described in the Agreement, at Taseko’s 2016 annual meeting, SailingStone will vote in favor of the election of the New Directors, as well as the election of Ronald W. Thiessen (Chairman), William Armstrong, Robert A.

Dickinson, Russell Hallbauer, Alexander G. Morrison (Lead Director), Richard Mundie and Linda Thorstad, as directors of Taseko and certain other routine matters, and against any other resolutions proposed or supported by any of the Raging River Entities. The SailingStone Parties further agree under the Agreement that at any meeting of Taseko’s Shareholders held prior to the 2016 Meeting, SailingStone Capital will vote consistent with the foregoing.

The SailingStone Parties agreed to certain customary standstill provisions for a period of two years from the date of the Agreement. The SailingStone Parties also agreed to certain customary provisions regarding transactions in Shares prior to Taseko’s 2016 annual meeting. Pursuant to the terms of the Agreement, the SailingStone Parties are not required to take or omit to take any action to the extent such action (or omission of action) would reasonably be expected to be inconsistent with the SailingStone Parties’ fiduciary duties or obligations under the U.S. Investment Advisers Act of 1940 or the U.S. Investment Company Act of 1940. The foregoing description of the Agreement is qualified by reference to the full text of the Agreement, a copy of which was filed by Taseko on sedar.com on February 26, 2016.

YOUR BOARD OF DIRECTORS

The following is information about all current Board members although none of them are to be elected at the Meeting. The only persons who may be elected at the Meeting are the RRC Nominees.

The Board is currently set at eight based on the number of directors set by ordinary resolution and elected at the 2015 annual shareholders meeting. With the recent resignation of a director on February 24, 2016, there are currently seven sitting Board members.

The following table sets out the names of the current members of the Board of Taseko, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of March 11, 2016.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)

William P. Armstrong Director British Columbia, Canada	Since May 2006	103,853	(2)

Robert A. Dickinson Director British Columbia, Canada	Since January 1991	3,535,105	(3)

Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	4,020,469	(4)

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Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)

Alexander G. Morrison Lead Director Colorado, USA	Since April 2011	8,800	(5)

Richard A. Mundie Director British Columbia, Canada	Since January 2010	50,000	(6)

Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,290,795	(7)

Linda Thorstad Director British Columbia, Canada	Since August 2014	Nil	(8)

Notes:

(1)	The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and is based on insider reports available at www.sedi.ca.
(2)	Mr. Armstrong also holds options to purchase an aggregate of 545,000 Common Shares and 204,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.
(3)	Mr. Dickinson holds options to purchase an aggregate of 464,000 Common Shares and 204,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.
(4)	Mr. Hallbauer holds options to purchase an aggregate of 2,017,800 Common Shares and 260,000 performance share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.
(5)	Mr. Morrison holds options to purchase an aggregate of 464,000 Common Shares and 237,960 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.
(6)	Mr. Mundie purchased 50,000 shares on March 24, 2016 and also holds options to purchase an aggregate of 464,000 Common Shares and 237,960 deferred share units, details of which are disclosed in the
Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.
(7)	Mr. Thiessen holds options to purchase an aggregate of 500,000 Common Shares and 237,960 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.
(8)	Linda Thorstad holds options to purchase an aggregate of 50,000 Common Shares and 204,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

Penalties, Sanctions and Orders

Except as disclosed below, within the last ten years before the date of this Information Circular, no director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

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(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

As publicly disclosed at www.sedar.com, in September, 2012, Great Basin Gold Ltd. (“GBG”), a company for which Mr. Ronald W. Thiessen was at the time a director, filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Canada, and as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd. (“Southgold”), filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to the insolvency proceedings at the time that Mr. Thiessen resigned. In connection with the RRC Nominees, reference is made to the RRC Circular filed on sedar on March 17, 2016 for analogous information about the RRC Nominees proposed for election. Taseko notes disclosure in that circular of a bankruptcy connected with RRC Nominee Mark Radzik.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

William P. Armstrong, P. Eng. – Director

Mr. Armstrong earned his Bachelors and Masters Degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Euromax Resources Ltd.	Director	October 2011	February 2012
Atlantic Gold Corporation	Director	September 2013	Present
Taseko Mines Limited	Director	May 2006	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with

HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program. Further detailed information regarding Mr. Dickinson can be found under “Reasons To Vote Against the RRC Nominees” on page 2.

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Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Continental Minerals Corporation	Director	June 2004	April 2011
Curis Resources Ltd.	Director	November 2010	November 2012
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director	March 2011	December 2011
	Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P. Eng. – Director, President and CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed

General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Further detailed information regarding Mr. Hallbauer can be found under “Reasons To Vote Against the RRC Nominees” on page 2.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	December 2010	September 2012
	Co-Chairman	September 2012	November 2014
	Director	November 2010	November 2014
Northern Dynasty Minerals Ltd.	Director	April 2008	February 2016
Taseko Mines Limited	President/CEO/Director	July 2005	Present

Alexander G. Morrison, CPA, CA – Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Colorado.

Mr. Morrison has held senior executive positions at a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information

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Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company.

Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	May 2010	Present
Franco-Nevada Corporation	Chief Financial Officer	January 2008	April 2010
Pershing Gold Corporation	Director	November 2012	Present
Gold Resource Corporation	Director	March 2016	Present
Taseko Mines Limited	Lead Director	April 2011	Present

Richard A. Mundie, CPA, CA – Director

Mr. Mundie is a Chartered Professional Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 40 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco.

In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PricewaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Far West Mining Ltd.	Director	August 2010	June 2011
Panoro Minerals Ltd.	Director	March 2010	Present
Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, CPA, CA – Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDI Further information on Mr. Thiessen can be found under the heading “Reasons To Vote Against the RRC Nominees” on page 2.

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Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	April 1996	July 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	President and Chief Executive Officer	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Linda Thorstad – Director

Linda Thorstad is a registered professional geoscientist and has over 35 years of senior management experience in the mining industry. Her experience spans exploration and development companies as well as key roles with mid-tier producers. Ms. Thorstad served as the Director, Government and Community Relations and Permitting at Alamos Gold until April 30, 2015. Prior to Alamos, she was the President and Chief Executive Officer of Orsa Ventures

until it was acquired by Alamos Gold in 2013. Additionally, she has been involved in two special government commissions focused on sustainability, land use, resource and environmental management. Ms. Thorstad is the past President of the Association of Professional Engineers and Geoscientists of British Columbia, a Founding Member of the Canadian Council of Professional Engineers (now Geoscience Canada) and Honorary Fellow of Engineers Canada.

Ms. Thorstad is, or within the past five years was, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Orsa Ventures Corporation	Director	August 2008	September 2013
St Georges Platinum & Base Metals Ltd.	Director	October 2010	November 2011
Taseko Mines Limited	Director	August 2014	Present

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CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Governance Manual”), most recently amended by the Board on February 29, 2016 and available on the Company’s website. The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Governance Manual has written charters for each of its four standing committees. Further, the Governance Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs. A copy of the Governance Manual is available for review at the Company’s website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director’s interest in, or other relationship with, the corporation. The policies recommend that an exchange listed company’s board of directors have a majority of directors who qualify as independent directors (as defined below). The Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The Company’s policies allow for retention of independent advisors for Board members when they consider it advisable.

Under the Company’s policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company which could, in the view of Taseko’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement. Generally speaking, a director is considered independent if he or she is free from any employment, business or other relationship. Other possible material relationships include, for example, having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company’s current executive officers served at the same time on that entity’s compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board currently consists of seven directors of whom four have been determined by the Board to be “independent” directors. The “independent” directors are Richard A. Mundie, Alexander G. Morrison, William P. Armstrong and Linda Thorstad. The non-independent directors (and the reasons for that status) are Robert A. Dickinson (former Chairman of the Board and compensated advisor), Russell E. Hallbauer (President and Chief Executive Officer), and Ronald W. Thiessen (compensated Chairman of the Board).

Messrs. Dickinson, Thiessen and Hallbauer serve on boards of directors of other publicly traded companies associated with a private management company, HDI. Messrs. Hallbauer, Dickinson and Thiessen are also principals of HDI. HDI invoices Taseko for their executive services as well as other services, including geological, accounting and administrative services which do not exceed the fair market value of such services. Other than Mr. Hallbauer, none of the other directors of the Company is a full time employee.

As disclosed under the heading Taseko has rigorous corporate governance and project review processes in place, further to its Shareholder engagement process, the Board has also announced that it intends appoint an additional two independent directors who have no affiliation with either HDI or RRC. The preferred candidates will have strong technical or operational mining experience or a track record of creating value for shareholders of mining companies.

One or two new directors may be appointed by the Board, to both fill the vacancy left by a director’s resignation, and as permitted by Section 122(3) of the British Columbia Business Corporations Act, which permits the directors to

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appoint additional directors between annual meetings, to a maximum of 1/3 of the number of directors elected at the last annual meeting.

The Board has established a Nominating and Governance Committee to formalize the process of ensuring the retention and recruitment of high calibre directors and proper director succession planning. The Committee consists of three independent directors: Linda Thorstad (Chair), Richard A. Mundie and Alexander G. Morrison. This Committee recommends to the Board the nominees for election as directors at the Meeting.

The Board meetings regularly include reviews of the effectiveness of senior management. The Board is of the view that its communication policy among senior management, Board members and shareholders who make enquiries is good. The Board has also established a practice of holding private meetings of the independent directors without non-independent directors and management present following regularly scheduled Board meetings. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2015. The Board expects and encourages independent directors to bring up issues and concerns that they may have. The Board has appointed Alexander G. Morrison, an independent director, as Lead Director, and as such Mr. Morrison’s mandate includes ensuring that the Board carries out its responsibilities effectively and independently from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies require that (i) the audit and risk committee of every board of directors must be composed only of independent directors, and the role of the audit and risk committee must be specifically defined and include the responsibility for overseeing management’s system of internal controls, (ii) the audit and risk committee have direct access to the corporation’s external auditor, and suggest that (iii) the compensation and nominating and governance committees of the board of directors of a listed company should be composed of all independent directors, and that other committees, generally be composed of at least a majority of independent directors, and (iv) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the corporation’s approach to governance issues.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and an Environmental Health and Safety Committee. For information concerning the Audit and Risk Committee please see pages 64 and 65, and Appendix A, of the Company’s Annual Information Form filed on SEDAR on March 31, 2015.

For the purposes of organizational streamlining the Nominating and Governance Committee and the Board undertook a review of the Board committees in 2015 and as a result reduced the number of standing committees from six to four by eliminating the Executive and the Investment Committees.

Compensation Committee

The Board has established a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation, as well as the fiduciary oversight of the Company’s non-executive employee compensation plans. The Compensation Committee performs all duties relating to this mandate, including the annual review and recommendation to the Board on various forms of compensation and related program considerations, including director’s pay for service on the Board and on other committees. The Compensation Committee is also responsible for the granting of stock options and other equity based compensation, evaluation of the performance of Officers and the review of succession plans with the Chairman and Chief Executive Officer. Compensation Committee also recommends to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee is currently composed of Alexander Morrison (Chair), William P. Armstrong and Richard A. Mundie, all of whom are independent directors. During 2015, the committee met six times. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in compensation-related matters for Officer and non-Officer personnel as well as the administration of equity-based compensation. Specifically:

•

Mr. Alexander Morrison (Chair of the Compensation Committee) is a Chartered Professional Accountant with over 25 years of experience in the mining sector where he has held numerous senior executive positions

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with public companies, and is currently Chair of the Compensation Committee for Detour Gold Corp.

•	Mr. Armstrong has more than 45 years of mining operations experience.

•	Mr. Mundie has held a number of senior leadership positions in the mining sector for over 40 years.

The Compensation Committee charter is included in the Governance Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee (“NGC”) which consists of Linda Thorstad (Chair), Richard A. Mundie and Alexander G. Morrison. The Nominating and Governance Committee charter is included in the Governance Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

The NGC is given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The NGC also reviews with the Board the rules and policies applicable to governance of the Company to assure the Company remains in full compliance with proper governance practices and that the Governance Manual is routinely updated.

The nominating function of the NGC is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. However, the NGC does not set specific minimum qualifications for director positions. Instead, the NGC believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the NGC considers each individual’s skills, the overall diversity needs of the Board (skills mix, age profiles, gender, work and life experience) and independence and time availability. The NGC seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations as well as independence, financial expertise, public company experience, sound judgment and reputation.

The NGC believes that a diverse Board offers depth of perspective and enhances Board operations. The NGC strives to identify the candidates with the ability to strengthen the Board. The NGC does not specifically define diversity, but considers diversity of experience, education, gender, and ethnicity as part of its overall annual evaluation of director nominees.

The Board appreciates that women have been under-represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board. The Board does not establish specific quotas for any selection criteria, as the composition of the Board is based on numerous factors and selection is often a function of the “best available” candidate. The Board currently includes one female director.

The Company has not adopted an express policy specifically addressing gender diversity, nor has the Company set any numerical or timeline objectives for increasing gender diversity.

Due to the relatively smaller size of the Company amongst producing companies, the Board does not consider it necessary to implement a specific gender diversity policy at this time but the matter remains under review. Should a specific gender diversity policy be considered to be of increasing importance in the future, any policy adopted will be explained to shareholders and their input will be welcomed.

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws.

The Company’s code of ethics as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the code of ethics the Company will not tolerate any form of discrimination or harassment in the workplace. The Company also has whistleblower policies to monitor these issues.

The Company also has formal procedures policies for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually by/or under supervision of the NGC, and those evaluations and assessments are then provided to the Board.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of William P. Armstrong (Chair), Linda Thorstad and Robert Dickinson. The

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Environmental, Health and Safety Committee charter is included in the Governance Manual and is available for viewing at the Company’s website at www.tasekomines.com. The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company.

Special Committee of the Board of Directors

As described under the heading “Background To The Requisitioned Meeting” on page 48, the Board formed a Special Committee in connection with dealing with RRC and this Meeting.

Board Decisions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Committee of the Board remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairpersons of Board Committees.

The Board generally requires that all material transactions (including those in excess of $5,000,000) receive prior

Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $5,000,000 must also receive approval of the plenary Board. The Governance Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors’ Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The NGC has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole and is of the view that the Board operates in an effective and legally compliant manner. This function is carried out annually.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the fiscal year ended December 31, 2015:

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Environmental Health and Safety Committee
William P. Armstrong(1)	4 of 4	N/A	N/A	6 of 6	1 of 1
T. Barry Coughlan(1) (2)	2 of 2	N/A	N/A	3 of 3	N/A
Robert A. Dickinson	4 of 4	N/A	N/A	N/A	1 of 1
Russell E. Hallbauer	4 of 4	N/A	N/A	N/A	N/A
George Ireland(3)	4 of 4	2 of 2	N/A	N/A	N/A
Alexander G. Morrison(1)(4)(5)	4 of 4	4 of 4	2 of 2	3 of 3	N/A
Richard A. Mundie(1)(5)	4 of 4	4 of 4	2 of 2	5 of 6	N/A
Ronald W. Thiessen	4 of 4	N/A	N/A	N/A	N/A
Linda Thorstad	4 of 4	N/A	2 of 2	N/A	1 of 1

Notes:

(1)	Messrs. Armstrong and Coughlan ceased to be members of the Nominating and Governance Committee on March 24, 2015, and were replaced by Messrs. Mundie and Morrison. Two meetings of the Nominating and Governance Committee were held thereafter in 2015.
(2)	Mr. Coughlan did not stand for re-election as a director at the Company’s 2015 annual general meeting held on June 11, 2015.

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(3)	Mr. Ireland joined the Audit and Risk Committee on October 28, 2014 to replace Mr. Coughlan. He resigned as a director on February 24, 2016. Mr. Armstrong replaced Mr. Ireland on the Audit and Risk Committee.
(4)	Mr. Morrison replaced Mr. Coughlan as a member and Chair of the Compensation Committee on June 11, 2015. Three meetings of the Compensation Committee were held thereafter in 2015.
(5)	Mr. Morrison ceased to be a member of the Environmental, Health and Safety Committee on June 11, 2015 and was replaced by Mr. Dickinson. One meeting of the Environmental, Health and Safety Committee was held thereafter in 2015.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted what it considers a “best practices” ethical conduct policy which is included in the Governance Manual and is available on the Company’s website. The Board has implemented an annual procedure whereby directors, senior officers and department heads within the Company sign off on, and certify that they have read and understand the Company’s code of ethics and that they are unaware of any violations thereof. Each department head would ensure that the code of ethics is complied with within his or her department.

Amendments to the Governance Manual

As part of its shareholder engagement, in February 2016 adopted amendments to its Governance Manual, available on the Company’s website, that provide for:

•	For a “Say on Pay” advisory vote on executive compensation at each annual meeting;

•	“Say on Services” advisory vote at each annual meeting, on HDI related fees; and

•	A vote on acquisitions or dispositions by disinterested shareholders involving HDI and HDI related parties.

Say on Pay and Say on Services Policies

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation. The Board also believes that a similar advisory vote should extend to the Company’s approach to the payment of fees for services by HDI and certain related service providers (“HD Service Providers”) under any services agreement or equivalent. For purposes of this vote,

HD Service Provider includes HDI, and any director, officer, employee or affiliate of HDI, including is subsidiary Hunter Dickinson Services Inc. (“HDSI”), but excludes, to avoid double counting, any person whose remuneration is otherwise disclosed to shareholders as required under securities law policies relating to executive compensation.

The purpose of the Say on Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board’s compensation decisions. The purpose of the Say on Services advisory vote is to provide similar accountability in respect of Board decisions with respect to the fees paid to HDI. Both votes will be advisory votes and the Directors will remain fully responsible for their compensation decisions as well as their decisions in respect of the HDI fees, and will not be relieved of those responsibilities by a positive advisory vote.

The management information circular prepared for each annual meeting of Shareholders will provide the required disclosure in respect of the executive compensation in accordance with applicable securities regulations, rules and policies, as well as detailed disclosure in respect of the services provided by HD Service Providers and the fees paid by the Company in respect of those services. The first Say on Pay and Say on Services advisory votes will be sought at the Company’s 2016 Annual General Meeting.

A full copy of the Company’s Say on Pay Policy and Say on Services Policy is included in Appendix 11 to the Corporate Governance Policies and Procedures Manual, on the Company’s website at www.tasekomines.com.

HDI Acquisition and Disposition Policy

In addition to the Company’s already robust procedures for the approval of any related party investments, the Board adopted further amendments to require a disinterested shareholder vote on any material acquisition or disposition of assets, rights or property by the Company from any HDI related person (including HDI, HDSI, and any director, officer, shareholder, employee or affiliate thereof, and including certain entities which currently have relationships with HDI). For the purposes of the policy, a transaction is considered material if the transaction, or any series of transaction, exceeds $500,000 in value or in which HDI related persons have a financial interest of greater than $500,000 in value.

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EXECUTIVE COMPENSATION

Highlights

•	Taseko’s compensation program is structured to be competitive within a peer group of similarly-sized mining companies but is also reflective of both the achievement of operational and financial objectives of the Company and the actual returns to Shareholders. Our compensation philosophy and compensation program elements deliver total compensation to our NEOs at a level commensurate with relative performance versus our peers.

•	Implementation of Performance Share Unit Plan, which only fully pays out if Taseko’s share price performance meets, or exceeds, that of our peer group and inclusion of Total Shareholder Return as a Key Performance Indicator in the Annual Performance Incentive Plan (“APIP”) are designed to more closely align NEO compensation with Shareholder returns.

•	Base salary for all NEOs has been frozen since 2014 in light of industry conditions.

•	Annual Performance Incentive (“API”) results reflect performance against pre-established operational and financial targets, but the Board has discretion to claw back earned bonus amounts to reflect poor Shareholder return performance, such as it did for 2014 when earned API payments were reduced by 20% by the Board to reflect poor share price performance during the year, despite above-target operational performance.

•	Additionally, the Compensation Committee can choose to deliver earned API amounts in Performance Share Units (“PSUs”) to further align NEO compensation with Shareholder fortunes. For API payments earned for 2015 performance, the Compensation Committee has determined that 30% of earned payments will be delivered by way of an equivalent value of PSUs, further aligning NEO pay with shareholders by placing this pay further at risk (in that ultimate payout is now linked to Taseko’s share price) and also helping to protect the financial condition of the Company by eliminating the cash otherwise payable under the APIP.

•	For 2015, as with prior years, total compensation paid to our NEOs is aligned with our relative Total Shareholder Return (“RTSR”) performance versus our peers: Specifically, total compensation for Taseko’s CEO in 2015 is positioned at the 37th percentile of our peer group, in line with the Company’s 39th and 33rd percentile RTSR positioning over the past one- and three-years respectively.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the executive compensation program and the compensation received under the program by the Named Executive Officers (“NEOs”) employed by the Company as of December 31, 2015:

•	Mr. Russell Hallbauer – President and Chief Executive Officer (“CEO”)

•	Mr. Stuart McDonald – Chief Financial Officer (“CFO”)

•	Mr. John McManus – Chief Operating Officer (“COO”)

•	Mr. David Rouleau – Vice President of Operations (“VP Operations”)

•	Mr. Scott Jones – Vice President of Engineering (“VP Engineering”)

The Compensation Committee provides oversight of the executive compensation program on behalf of the Board. The Compensation Committee is responsible to review, on an annual basis, the compensation paid to the Company’s executive officers and directors; to review performance of the Company’s executive officers; to make recommendations on officer and director compensation to the Board; and to administer the Stock Option Plan and Performance Share Unit Plan. See “Committees of the Board of Directors – Compensation Committee” for more information about the role of the Compensation Committee.

The Compensation Committee follows a process where consideration is given to various inputs including current market data, performance results achieved against individual objectives for each executive officer and overall company performance. In recent years, the Compensation Committee has placed considerable emphasis on ensuring that total compensation and total shareholder returns are aligned within the context of a carefully selected peer group. If it is deemed appropriate, the Compensation Committee may also seek advice from independent consultants.

Based on these assessments and within the context of the Company’s compensation philosophy, the Compensation

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Committee will make its recommendation for compensation changes and awards for the executive officers to the Board for approval. These compensation recommendations reflect industry data and trends, the general economic outlook as well as the outlook for mining companies and will include input from the Company’s independent compensation advisor (see External Advice below).

Philosophy and Objectives

Our executive compensation program is designed to achieve the following objectives:

(a)	attract and retain talented, qualified and effective executives;

(b)	motivate short and long-term corporate and individual performance to enhance the sustainable profitability and growth; and

(c)	align the interests of executives with those of Shareholders.

As Taseko’s compensation philosophy is to ‘pay for performance’, the compensation program is structured to be competitive within a peer group of similarly-sized mining companies, with similar scope and complexity, to ensure that total compensation opportunity is sufficient to attract and retain qualified executives. While compensation opportunity is competitive, the Compensation Committee strives to ensure that the actual compensation paid (versus the compensation opportunity provided) is reflective of both the achievement of pre-determined operational and financial objectives of the Company and the actual returns to Shareholders, relative to similar investment opportunities in the market. Due to the large percentage of each NEO’s compensation package that is variable (or ‘at risk’) and contingent upon the achievement of various milestones that are linked to Shareholder value, actual compensation has generally reflected relative performance; however, the Compensation Committee (and the Board as a whole) has exercised its judgment and discretion to override the payout formula to ensure that NEO compensation reflects Shareholder experience.

External Advice

In each of fiscal 2014 and 2015, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”) to provide independent, third party compensation advice regarding appropriate compensation levels and practices for the company’s senior executive team (including the NEOs) and directors, the review and redesign of the API and the design of the Company’s Performance Share Unit Plan (described below). The following table discloses fees paid to Lane Caputo for such services:

Activity	2014	2015
Executive & Board Compensation Consulting Fees	$41,159	$64,462
All Other Fees	Nil	Nil
TOTAL FEES	$41,159	$64,462

Benchmarking

In order to benchmark the compensation arrangements of Taseko’s executive team, Lane Caputo develops a peer group of publicly-traded mining companies with similar operations and in similar stages of development (i.e. all with at least one producing mine and other projects in various stages of development). Special attention was paid to those companies mining base metals and who had their common shares listed on both the TSX and an American exchange. This peer group, (the “Compensation Peer Group”), is revisited from time to time by both Lane Caputo and the Compensation Committee, to ensure continued comparability to Taseko.

For the review of executive and director compensation that Lane Caputo performed for the Company in 2014, the Compensation Peer Group comprised the following 15 companies:

• Alamos Gold Inc. • Argonaut Gold Inc. • AuRico Gold Inc. • B2Gold Corp. • Capstone Mining Corp.	• Copper Mountain Mining Corp. • Detour Gold Corp. • Endeavour Silver Corp. • First Majestic Silver Corp. • Hudbay Minerals Inc.	• Imperial Metals Corp. • Sherritt International Corp. • Silver Standard Resources Inc. • Thompson Creek Metals Company Inc. • Timmins Gold Corp.

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Taseko believes that these companies are appropriate for benchmarking executive compensation because Taseko competes with these companies for executive talent. However, these peers may not be appropriate for other purposes, such as stock market performance, given that Taseko’s Shares are tied to the price of copper while many of these peers are tied to precious metals prices. In order to benchmark share price performance for the purposes of that component of the APIP that relates to RTSR and the vesting of the Company’s PSUs, the vesting of which is also linked to RTSR, Taseko utilizes a peer group of base metals producers against which the Company competes for investment dollars (the “Performance Peer Group”)- please see Elements of Compensation below for more information regarding the Performance Peer Group. Elsewhere in this document Taseko has compared its performance against the three copper producers that are common between both the Compensation and Performance peer groups and that are the closest to Taseko in terms of market capitalization.

Given the continued downturn in the mining sector, the declining price of copper and the commensurate impact on the Company’s share price, the Compensation Committee decided not to undertake an independent benchmarking of competitive executive and director compensation levels in 2015 and has instead maintained a freeze on NEO salaries since 2014.

Elements of Compensation

The philosophy and objectives of the compensation program are delivered via the following elements of compensation.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with base salaries targeted at the 50th percentile values of the competitive market, but with consideration also given to internal relativity and individual performance.

Annual Performance Incentive Plan (API)

The executive officers of the Company have an opportunity to earn an annual performance incentive compensation based on corporate and individual performance in the context of the overall performance of the Company. The plan provides for cash payments when pre-determined corporate and individual objectives are met or exceeded.

The following components were used in 2015 in determining the API payments for the Company’s NEOs based on a relative weighting formula as follows:

Executive Officer	2015 Maximum Incentive Payout (% of Salary)	Weightings by Component
		Corporate Goals	Individual Goals
Russell Hallbauer	100%	80%	20%
John McManus	75%	70%	30%
Stuart McDonald	40%	60%	40%
David Rouleau	40%	70%	30%
Scott Jones	40%	50%	50%

The corporate and individual components are each made up of certain specific elements. While the elements that comprise the corporate component are the same for each senior executive officer, the individual component contains elements that are relevant and pertain directly to the specific role and responsibilities of each senior executive officer.

The maximum incentive payouts for each NEO are designed to allow each executive to achieve above market cash compensation when corporate and individual performance achieves maximum performance levels, versus pre-established targets. Payments that are ultimately awarded to the NEOs under the API will, from time to time, involve the Board’s application of discretion. Application of discretion by the Board will consider mitigating factors in the determination of bonuses given some factors evolve and will not have been addressed in the performance goals established near the beginning of the fiscal year. The Board believes that potentially important aspects of executive and Company performance are not always strictly quantifiable. For example, events or conditions may occur or arise after performance goals have been established that require the executives to focus on different strategic objectives.

Long-term Incentives

The Company’s long term incentives are comprised of two separate plans: the Share Option Plan (“Option Plan”); and the Performance Share Unit Plan (“PSU Plan”). The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promoting greater alignment of interests between executives and Shareholders in the creation of long-term shareholder value. This alignment of interests is facilitated by the strike

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price of each option granted; if there is no appreciation in Taseko’s share price from the price at the date of grant, no value will accrue to the options held by executives.

The PSU plan is designed to further strengthen the linkage of NEO compensation to shareholder value creation. Each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attainment of the PSU vesting criteria. For 2015, PSUs vest to executives on the third anniversary of the date of grant and according to Taseko’s RTSR against the Performance Peer Group, as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	RTSR at or above 90th percentile	250%
Above Target	RTSR at 75th percentile	175%
Target	RTSR at 50th percentile	100%
Below Threshold	RTSR below 25th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above.

The Performance Peer Group is comprised of the following companies: Amerigo Resources Ltd.; Capstone Mining

Corp.; Copper Mountain Mining Corp.; First Quantum Minerals Ltd.; Hudbay Minerals Ltd.; Imperial Metals Corp.; Lundin Mining Corp.; Sherritt International Corp.; Teck Resources Ltd.; Thompson Creek Metals Company Inc.; Turquoise Hill Resources Ltd.

In determining the number of Options and PSUs to grant each year, the Board will consider the impact on Shareholders, peer group and market data relating to the appropriate level of participation, mining sector economic conditions/outlook and the performance of Taseko relative to a number of factors.

2015 Annual Performance Incentive Plan

In 2015, the Compensation Committee and the Board, with input from the NEOs, set Corporate and Individual goals for the NEOs under the API. Some of the Individual goals for each NEO necessarily related to the Company’s development initiatives. The Board was of the opinion that although the achievement of many of these goals will not immediately contribute to near term financial or operating performance or the regulatory approval of the project to which they relate, all are critical milestones in the continued development of the projects in question and should form part of the API metrics for 2015.

The following table provides an overview of the 2015 Corporate goals, versus actual 2015 performance, for the purposes of the API:

Metric	Measurement	2015 Budget	2015 Actual	Weighting
Operational	Annual copper production vs. budget (lbs)	135 million lbs	142 million lbs	25%
Financial	All-in sustaining costs vs. budget (normalized for Forex)	$2.56/lb	$2.49/lb	25%
	Earnings from mining operations	$53.8 million	$51 million	15%
Corporate Social Responsibility	Annual safety performance (LTA frequency)	4.0	1.85	15%
	Spills and non-Compliant Environmental Events	15	3	15%
Shareholder	Relative Total Shareholder Return(1)	50th Percentile	53rd Percentile	5%

(1)	Relative to Performance Peer Group

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The following tables provide an overview of the Individual performance goals for each NEO for the 2015 fiscal year. All goals had target and threshold completion dates within the 2015 calendar year which were then used in part by the Compensation Committee to determine the level of achievement of each goal.

Russell Hallbauer President & Chief Executive Officer

➢     As CEO, Mr. Hallbauer is responsible for our overall executive leadership and together with the Board develops the Company’s strategic plan and implements it. This includes overall responsibility for operating and growing the business while managing risk to create long-term sustainable shareholder value.

Measurement	Weighting

•        Identify and acquire additional development project

•        Complete organization-wide succession plan

•        Facilitate continuation of Aboriginal Co-operation Agreements

•        Grow institutional or other investor shareholder base by 10% from 2014 levels

	25 25 25 25	% % % %

John McManus Chief Operating Officer

➢     As COO, Mr. McManus is responsible for all activities relating to the operation of the Company’s Gibraltar Mine and other projects. These responsibilities include engineering and technical services, project management, construction, field operations, and procurement. Contributes key area expertise in the evaluation of the Company’s growth initiatives.

Measurement	Weighting

•        Rationalize Gibraltar manpower requirements

•        Re-engineer Aley operating costs and capital costs

•        Complete reserve update on Gibraltar and enhance NPV

•        Manage 2015 capital budget in relation to copper price

	25 25 25 25	% % % %

Stuart McDonald Chief Financial Officer

➢     As CFO, Mr. McDonald is responsible for periodic financial reporting, maintenance of internal controls, managing the financial risks of the Company, financial planning and forecasting and record keeping.

Measurement	Weighting

•        Develop long term ERP and implement strategy (cash investment)

•        Negotiate revolving line/off-take for debt arrangement to support liquidity

•        Manage working capital and treasury to ensure $60 million in worst case copper price environment

33% 33% 33%

David Rouleau Vice President, Operations	➢ Mr. Rouleau is responsible for all activities related to the daily ongoing mining operations at the Gibraltar Mine and those to be developed at New Prosperity.
Measurement	Weighting

•        Achieve two Business Improvement Process objectives per department

•        Facilitate increase in water discharge permits

•        Update 43-101 and increase NPV of Gibraltar

•        Initiate and complete rail/port negotiations

25% 25% 25% 25%

Scott Jones Vice President, Engineering	➢ Mr. Jones is responsible for the direction and planning of the Company’s engineering design and processes in new mine development, expansions and acquisitions.
Measurement	Weighting

•        Complete professional development program for technical personnel by Q42015

•        Establish new EA process for New Prosperity

•        Oversee technical work to reduce Aley capital costs and operating cost by $5/kg

•        Acquire mining lease for Aley

25% 25% 25% 25%

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Board Discretion on Compensation

The Compensation Committee and the Board as a whole, strives to ensure that the total compensation of the Company’s NEOs is aligned to the experiences of Shareholders. The Compensation Committee and the Board retain the ability to exercise discretion over the API payments actually received by the Company’s NEOs, to ensure than API payments and resulting total compensation, reflect total returns to Shareholders in the year. For the 2014 year, subsequent to the calculation of earned performance incentive amounts, the Board elected to exercise its discretion and reduced the calculated incentive payments by 20% for each executive officer to reflect both the current economic environment in the mining sector and Taseko’s share price performance in 2014. The Board exercised its discretion again for the 2015 year by requiring that a portion of the API payment otherwise payable for 2015 performance be placed further at risk by deferring such payments into PSUs to further align executives’ compensation with the experience of Shareholders and also helping to protect the financial condition of the company by eliminating this portion of the cash API award otherwise payable under the API.

For 2015, performance incentive calculations under the APIP resulted in individual NEO performance scores ranging from 100% – 118% of target. The Board has required 30% of the API award otherwise payable to each NEO for 2015 performance to be again placed at risk and taken instead as an equivalent value of PSUs, which will vest to the NEOs in 18 months’ time. The deferral of 30% of the API awards into PSUs will link the ultimate value of already-earned API award to Taseko’s share price performance over the next 18 months, thereby further aligning executive pay with Shareholder return and also helping to protect the financial condition of the Company.

Risk & Hedging Policy

The Compensation Committee is obliged to consider the Company’s compensation policies in light of whether they could be considered to encourage risk taking by the Company. During 2015, the Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any executive officer (or individual at a principal business unit or division) to take inappropriate or excessive risks. Additionally, the Compensation Committee concluded that there were no risks from the Company’s compensation policies and practices that were reasonably likely to have a material adverse effect on the Company.

There is a restriction on officers and directors regarding the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of both stock options granted as compensation or equity securities held, directly or indirectly, by the officer or director. To the Company’s knowledge, no officer or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of stock options granted as compensation or equity securities held during the year ended December 31, 2015.

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Performance Graph

The following graph compares the total cumulative Shareholder return, including dividend reinvestment, for $100 invested in Common Shares of the Company on the TSX for the past five years versus the cumulative total shareholder return for the S&P Metals and Mining Select Industry Index and the S&P/TSX Global Base Metals Index.

	2010	2011	2012	2013	2014	2015
S&P Metals and Mining Select Industry Index	$100	$71	$66	$61	$45	$22
S&P/TSX Global Base Metals Index	$100	$69	$70	$69	$64	$42
Taseko Mines Limited	$100	$54	$58	$43	$23	$9

The above chart, as required by Canadian securities regulations, compares Taseko’s performance over five calendar years and against the two most relevant mining sector equity market indices. Elsewhere in this document Taseko has measured its stock price performance using non-calendar periods to provide more current information, and using the three copper producers that are the closest to Taseko in terms of market capitalization for the purposes of a more narrowly-focused peer comparison.

Executive Compensation Alignment with Shareholder Value

Our compensation strategy is designed to pay for performance and includes the following philosophical concepts:

•	base salary levels are not dependent on share performance; they are determined by internal relativity, individual performance and peer group compensation practices;
•	the payment of annual performance incentive is based on the achievement of operational objectives that are intended to drive overall Company performance; and

•	the number and value of stock options and PSUs awarded to our NEOs are based on market competitive levels for such awards. The value realized from these equity-based incentives is entirely dependent on Taseko’s share price performance, creating alignment between NEO compensation and shareholder experience.

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As the payment of salary and annual incentive awards are not typically linked to share price performance, we do not expect there to be a direct correlation between total shareholder return and total cash (salary + annual incentive) compensation in a given period. The value of stock options and PSUs, however, are directly linked to total shareholder return and are designed to constitute a significant portion of our NEOs’ total compensation. As can be seen from the graph below, the actual realizable value of the equity-based incentives granted to our NEOs in the past five years is less than 2.5% of the value granted to them during this time period, reflecting direct alignment with Shareholder fortunes during the past several years of depressed commodities prices.

As stated earlier, while Taseko’s compensation program is structured to be competitive with the Compensation Peer Group, the Compensation Committee strives to ensure that actual competitive positioning versus this group is reflective of both the achievement of corporate and individual performance and the experience of Shareholders. As such, the Compensation Committee’s goal is to align the total compensation actually received by Taseko’s NEOs with relative Total Shareholder Return versus the Compensation Peer Group.

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Total compensation received by Taseko’s President & CEO, represented by the diamond in the exhibit on the above right, is near the 25th percentile of the Compensation Peer Group, slightly below Taseko’s relative Total Shareholder

Return over the past 1 and 3-year periods versus the Compensation Peer Group, represented by the diamonds in the exhibit on the above left. This relative compensation positioning holds true for Taseko’s other NEOs, as well.

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended on December 31, 2015, 2014 and 2013. Amounts are in CDN$.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation		Pension value(2) ($)	All Other Compensation(3) ($)	Total Compensation ($)
					Annual incentive plan ($)	Long- term incentive plans ($)

Russell E. Hallbauer CEO	2015	625,000	96,900	111,524	674,875(5)	Nil	343,857	Nil	1,852,156
	2014	625,000	Nil	844,989	445,523	Nil	343,857	Nil	2,259,369
	2013	548,375	Nil	-	548,375	Nil	343,857	Nil	1,440,607

John W. McManus COO	2015	400,000	58,140	66,658	353,760(5)	Nil	128,123	Nil	1,006,681
	2014	400,000	Nil	529,526	218,902	Nil	128,123	Nil	1,276,551
	2013	358,750	Nil	-	269,063	Nil	181,123	Nil	808,936

Stuart McDonald(4) CFO	2015	284,800	53,295	61,530	123,444(5)	Nil	54,000	Nil	577,069
	2014	254,800	Nil	292,930	77,222	Nil	$13,500	Nil	$638,452
	2013	84,933	Nil	125,957	32,667	Nil	Nil	Nil	243,557

David Rouleau VP Operations	2015	300,000	38,760	44,866	139,254(5)	Nil	54,813	Nil	577,693
	2014	300,000	Nil	360,529	87,561	Nil	54,813	Nil	802,903
	2013	246,000	Nil	-	98,400	Nil	54,813	Nil	399,213

Scott Jones VP of Engineering	2015	266,500	33,915	39,738	106,920(5)	Nil	115,185	Nil	562,258
	2014	266,500	Nil	309,829	80,768	Nil	115,185	Nil	772,282
	2013	256,250	Nil	-	102,500	Nil	135,185	Nil	493,935

Notes:

(1)	For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected life of the stock option (5 years), expected volatility of the Company’s common share price (0.4661), expected dividend yield (0%), and risk-free interest rate (1.05%).

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(2)	The amounts reported reflect the Company’s contributions to the retirement compensation arrangement trust accounts for Messrs. Hallbauer, McManus, McDonald, Rouleau and Jones. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependant on the years of service with the Company, as outlined in the terms of the plan.

(3)	Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.

(4)	Mr. McDonald was appointed Chief Financial Officer on September 1, 2013.

(5)	All NEOs have received 30% of annual incentive plan payments payable for performance in 2015 in the form of PSUs to increase alignment with Shareholders by placing a portion of these earned payments at risk, with the ultimate value dependent upon Taseko’s share price in 18 months.

Incentive Plan Awards – Option-based Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2015, for each NEO:

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of Shares or units of Shares that have not vested	Market or payout value of share- based awards that have not vested(1)	Market or payout value of vested share based awards not paid out or distributed(2)
	(#)	($)	m – d – y	($)	(#)	($)	($)

Russell E. Hallbauer, CEO	305,000	5.13	01 – 04 – 2016	Nil	100,000	$48,500
	350,000	2.65	01 – 03 – 2017	Nil	30,000	$14,550

	350,000	2.94	12 – 31 – 2017	Nil			Nil
	750,000	2.27	01 – 10 – 2019	Nil
	261,000	0.98	05 – 22 – 2020	Nil

John W. McManus, COO	190,000	5.13	01 – 04 – 2016	Nil	60,000	$29,100
	225,000	2.65	01 – 03 – 2017	Nil	18,000	$8,730
	225,000	2.94	12 – 31 – 2017	Nil			Nil
	470,000	2.27	01 – 10 – 2019	Nil
	156,000	0.98	05 – 22 – 2020	Nil

Stuart McDonald, CFO	100,000	2.02	07 – 12 – 2018	Nil	55,000	$26,675
	260,000	2.27	01 – 10 – 2019	Nil	16,500	$8,003	Nil
	144,000	0.98	05 – 22 – 2020	Nil

David Rouleau, VP Operations	140,000	5.13	01 – 04 – 2016	Nil	40,000	$19,400
	150,000	2.65	01 – 03 – 2017	Nil	12,000	$5,820
	150,000	2.94	12 – 31 – 2017	Nil			Nil
	320,000	2.27	01 – 10 – 2019	Nil
	105,000	0.98	05 – 22 – 2020	Nil

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Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of Shares or units of Shares that have not vested	Market or payout value of share- based awards that have not vested(1)	Market or payout value of vested share based awards not paid out or distributed(2)
	(#)	($)	m – d – y	($)	(#)	($)	($)

Scott Jones, VP Engineering	140,000	5.13	01 – 04 – 2016	Nil	35,000	$16,975
	150,000	2.65	01 – 03 – 2017	Nil	10,500	$5,093
	150,000	2.94	12 – 31 – 2017	Nil			Nil
	275,000	2.27	01 – 10 – 2019	Nil
	93,000	0.98	05 – 22 – 2020	Nil

Notes:

(1)	Calculated based on the closing price of the Common Shares at December 31, 2015 multiplied by the number of notional Common Shares underlying such Awards. For Performance Awards, calculated based on the closing price of the Common Shares at December 31, 2015 multiplied by the number of notional Common Shares underlying such Awards assuming a payout multiplier of 1.0.

(2)	All Awards are paid out upon vesting and as such there are no outstanding Awards that have vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan values vested (or earned) during the twelve months ended December 31, 2015, for each NEO:

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Russell E. Hallbauer	Nil	Nil	674,875
John W. McManus	Nil	Nil	353,760
Stuart McDonald	Nil	Nil	123,444
David Rouleau	Nil	Nil	139,254
Scott Jones	Nil	Nil	106,920

Notes:

(1)	These amounts reflect the aggregate dollar value that would have been realized if all stock options that vested in 2015 were exercised on the applicable vesting date.
(2)	These amounts are API awards paid for performance in 2015.

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Pension Plan Benefits

In 2006, the Company first established retirement compensation arrangements to provide benefits to Messrs. Hallbauer, McManus, McDonald, Rouleau and Jones on or after retirement as a means of facilitating a long-term commitment to the Company by each NEO, thereby ensuring a consistent senior technical team to drive the Company’s projects forward. The Taseko Mines RCA

Trusts (“RCA Trusts”) are registered defined contribution pension plans under the Income Tax Act (Canada). The assets in the RCA Trusts are invested in accordance with the individual participants’ election from the investment options offered by the RCA Trusts. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under his RCA Trust.

The following table sets forth the accumulated equity inside the defined contribution pension plan within the RCA Trusts, subject to individual vesting conditions as outlined in the terms of the retirement benefit plan, for each of the NEOs:

Name	Accumulated value at January 1, 2015 ($)	Compensatory(1) ($)	Accumulated value at December 31, 2015(2) ($)
Russell E. Hallbauer	1,157,535	343,857	1,417,410
John W. McManus	571,058	128,123	662,674
Stuart McDonald	4,219	54,000	16,068
David Rouleau	163,633	54,813	210,369
Scott Jones	450,064	115,185	501,647

Notes:

(1)	The amounts reported reflect the Company’s contributions to the retirement compensation arrangement trust accounts for Messrs. Hallbauer, McManus, McDonald, Rouleau and Jones. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependant on the years of service with the Company, as outlined in the terms of the plan.
(2)	Year-end accumulated value can be considerably less than starting value + compensatory deposits as year-end accumulated value reflects penalties and surrender charges for early plan withdrawal (i.e. at December 31, 2015).

Termination and Change in Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

(a)	In the event of termination by the Company without cause, the CEO will receive a lump sum payment calculated as:

¡	the monthly rate of the CEO’s base salary multiplied by the CEO’s Notice Period (18 months), plus

¡	an amount equal to the bonus the CEO would have earned during the Notice Period (or the amount paid for the immediately preceding year if an amount for the year in question has yet to be determined), plus
¡	stock options will immediately vest and may be extended past expiry of employment for up to three years (but not past the expiry of the original option term), plus

¡	a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.

The NEOs (other than the CEO) will receive a lump sum payment calculated as:

¡	the monthly rate of the NEO’s base salary multiplied by the NEO’s Notice Period (9 months), plus

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¡	a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.

(b)	If a termination without cause or a resignation occurs within 12 months following a change of control (as defined under the employment agreements but which are considered customary):

¡	The NEOs (other than CEO, CFO and COO) will receive an amount equal to:

¡	the monthly rate of the executives’ base salary multiplied by the executives’ Notice Period (24 months), plus

¡	the equivalent of the most recently earned and paid or payable annual bonus.

¡	The CEO, CFO and COO will receive an amount equal to:

¡	the monthly rate of the executive’s base salary multiplied by the executive’s Notice Period (24 months), plus

¡	the monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by their respective Notice Period (24 months).

¡	Additionally, in the event of a change in control, all of the NEOs outstanding options will immediately vest and may be extended past expiry of employment for up to three years (but not past the expiry of the original option term).

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2015, are as follows:

NEO		Termination Without Cause		Change of Control
Russell E. Hallbauer	Salary	937,500		1,250,000
	Annual Incentive Plan	668,285		891,046
	Share-based Awards	n/a		63,050
	Option-based Awards	Nil	(2)	Nil	(2)
John W. McManus	Salary	300,000		800,000
	Annual Incentive Plan(1)	n/a		437,804
	Share-based Awards	n/a		37,830
	Option-based Awards	Nil		Nil	(2)
Stuart McDonald	Salary	191,100		509,600
	Annual Incentive Plan(1)	n/a		154,444
	Share-based Awards	n/a		34,678
	Option-based Awards	Nil		Nil	(2)
David Rouleau	Salary	225,000		600,000
	Annual Incentive Plan(1)	n/a		87,561
	Share-based Awards	n/a		25,220
	Option-based Awards	Nil		Nil	(2)
Scott Jones	Salary	199,875		533,000
	Annual Incentive Plan(1)	n/a		80,768
	Share-based Awards	n/a		22,068
	Option-based Awards	Nil		Nil	(2)

Notes:

(1)	Other than amounts which are fully earned and payable as at the date of termination. No amount was accrued for the year and payable to the executives as at December 31, 2015.
(2)	All unvested options fully vest.

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In addition to the foregoing, the terms of the RCA Trusts, in the event that a NEO is terminated by the Company without cause or resigns, including after a change of control, and the NEO in question is not fully vested in the RCA Trust, a NEO is entitled to receive a proportionate amount of the accumulated value of his RCA Trust depending upon both the nature of the termination or change in control and the number of years of service of the executive, as defined in the RCA Trusts. Additionally, under the terms of the relevant RCA Trust agreements, in the event of a change of control the Company is required to make all remaining employee contributions under the RCA Trusts.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

The following section pertains to the compensation arrangements the Company has with the non-employee directors (i.e. all directors other than Mr. Hallbauer). Mr. Hallbauer does not receive additional compensation for serving as a director.

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and the abilities to carry out the Board’s mandate and enhance the sustainable profitability and growth of the Company. Like the philosophy adopted for executive compensation, the total direct compensation provided to independent directors (which includes both fixed elements of pay (cash) plus the value of long-term compensation) is targeted to be above-market (between 50th and 75th percentile) for above average share price performance.

Alignment with Shareholders

In order to appropriately align the interests of members of the Board with those of the Company’s shareholders, the Board has adopted share ownership guidelines as set out in the Company’s Governance Manual, a copy of which is available on the Company’s website (www.tasekomines.com). The Governance Manual provides that an appropriate level of stock ownership for each director represents a value which is equal to three times annual fees and should be acquired over a period of not more than five years.

Benchmarking

From time to time, the Compensation Committee reviews the compensation arrangements for the Company’s independent directors and enacts changes to pay elements and/or strategy, as required, to better align with current market practices and good corporate governance guidelines. To that end, in 2013, and again in 2014, the Compensation Committee engaged Lane Caputo to provide an annual assessment of director’s compensation at the Company, including the benchmarking of director compensation practices against the same peer group used to benchmark executive compensation practices (see “Executive Compensation – Compensation Discussion & Analysis” for more information). The Compensation Committee decided not to undertake a review of executive and director compensation in 2015 and has chosen to freeze cash compensation levels since 2014.

Current Compensation Arrangements

For 2015, cash compensation for the Company’s independent directors remained unchanged from the prior year: an annual director’s fee of $65,000, plus an additional fee of $20,000 for the Lead Director (Independent), $20,000 for the Audit and Risk Committee Chairperson, $15,000 for the Compensation Committee Chairperson, and $10,000 for other Committee Chairpersons. These directors also received a fee of $1,500 for each meeting attended.

In 2013 Company adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors. Each non-employee director of the Company (i.e. all directors other than Mr. Hallbauer) is eligible to receive an annual grant of $50,000 of stock options and $100,000 of DSUs. At this time the Board intends to continue to use a combination of DSUs and stock options for director long term incentive compensation with the annual value of stock options awarded to any one director not to exceed $100,000 and the combined annual value not to exceed $150,000.

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Director Compensation Table

The following table sets forth the compensation provided to the non-employee directors of the Company for the fiscal year ended December 31, 2015.

Name of Director	Fees earned(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
William P. Armstrong(4)	102,000	$79,560	56,403	Nil	Nil	Nil	237,963
T. Barry Coughlan(5)	60,061	$79,560	56,403	Nil	Nil	Nil	196,024
Robert A. Dickinson(6)	65,000	$79,560	56,403	Nil	Nil	Nil	200,963
Alexander G. Morrison(7)	121,739	$79,560	56,403	Nil	Nil	Nil	257,702
Richard A. Mundie(8)	118,000	$79,560	56,403	Nil	Nil	Nil	253,963
Ronald W. Thiessen(6)	215,000	$96,900	70,504	Nil	Nil	Nil	382,404
George Ireland(9)	77,441	$79,560	56,403	Nil	Nil	Nil	213,404
Linda Thorstad(10)	90,980	$79,560	56,403	Nil	Nil	Nil	226,943

Notes:

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees.
(2)	The dollar amount based on the grant date fair value of the award for a covered financial year, received in deferred share units or an equivalent cash payment in lieu thereof.
(3)	For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected life of the stock option (5 years), expected volatility of the Company’s common share price (0.4661), expected dividend yield (0%), and risk-free interest rate (1.05%).
(4)	Environmental, Health and Safety Committee Chair.
(5)	Mr. Coughlan did not stand for re-election as a director at the Company’s 2015 annual general meeting held on June 11, 2015.
(6)	Fees for Messrs. Dickinson and Thiessen are paid to HDI and passed on to the recipient.
(7)	Compensation Committee Chair.
(8)	Audit and Risk Committee Chair.
(9)	Mr. Ireland ceased to be a director on February 24, 2016.
(10)	Nominating and Governance Committee Chair.

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The following table sets out all option-based awards outstanding as at December 31, 2015, for each non-employee director.

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed(3) ($)
William P. Armstrong	100,000	5.13	01 – 04 – 2016	Nil	Nil	Nil	49,470
	100,000	2.65	01 – 03 – 2017	Nil
	100,000	2.27	01 – 10 – 2019	Nil
	132,000	0.98	05 – 22 – 2020	Nil
T. Barry Coughlan	100,000	5.13	01 – 04 – 2016	Nil	Nil	Nil	49,470
	100,000	2.65	01 – 03 – 2017	Nil
	100,000	2.27	01 – 05 – 2019	Nil
	132,000	0.98	05 – 22 – 2020	Nil
Robert A. Dickinson	100,000	5.13	01 – 04 – 2016	Nil	Nil	Nil	49,470
	100,000	2.65	01 – 03 – 2017	Nil
	100,000	2.27	01 – 10 – 2019	Nil
	132,000	0.98	05 – 22 – 2020	Nil
Richard A. Mundie	100,000	5.13	01 – 04 – 2016	Nil	Nil	Nil	65,941
	100,000	2.65	01 – 03 – 2017	Nil
	100,000	2.27	01 – 10 – 2019	Nil
	132,000	0.98	05 – 22 – 2020	Nil
Alexander G. Morrison	100,000	5.74	04 – 07 – 2016	Nil	Nil	Nil	65,941
	100,000	2.65	01 – 03 – 2017	Nil
	132,000	0.98	05 – 22 – 2020	Nil
Ronald W. Thiessen	125,000	5.13	01 – 04 – 2016	Nil	Nil	Nil	65,941
	125,000	2.65	01 – 03 – 2017	Nil
	125,000	2.27	01 – 10 – 2019	Nil
	165,000	0.98	05 – 22 – 2020	Nil
George Ireland	50,000	2.27	15 – 09 – 2019	Nil	Nil	Nil	49,470
	132,000	0.98	05 – 22 – 2020	Nil
Linda Thorstad	50,000	2.27	15 – 09 – 2019	Nil	Nil	Nil	49,470
	132,000	0.98	05 – 22 – 2020	Nil

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares at December 31, 2015 on the TSX and the exercise price of the Options.
(2)	All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Company.
(3)	Calculated based on the number of DSUs held at December 31, 2015 multiplied by the price per Common Share on the TSX on December 31, 2015.

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The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2015, for each non-employee director.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William P. Armstrong	Nil	79,560	Nil
T. Barry Coughlan	Nil	79,560	Nil
Robert A. Dickinson	Nil	79,560	Nil
Alexander G. Morrison	Nil	79,560	Nil
Richard A. Mundie	Nil	79,560	Nil
Ronald W. Thiessen	Nil	96,900	Nil
George Ireland	Nil	79,560	Nil
Linda Thorstad	Nil	79,560	Nil

Notes:

(1)	These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2015 were exercised on the applicable vesting date.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information form for the year ended December 31, 2014 and, once filed, the annual information form for the year ended December 31, 2015, and in the audited financial statements for the year ended December 31, 2015, the auditor’s report thereon and related management discussion and analysis, filed or to be filed on www.sedar.com. Copies of the Company’s most current interim financial statements and related management discussion and analysis, and additional information may be obtained from www.sedar.com and upon request from the Company at telephone no. (778) 373-4533 or fax number (778) 373-4534.

Qualified Person

John McManus, the Company’s COO, is the “qualified person” as defined by Canadian Securities Administrations National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”), who has supervised the preparation of all technical or scientific information in this Information Circular.

Certain Information Regarding RRC Nominees

Taseko is not aware of, or cannot accurately ascertain on reasonable inquiry at this time, all of the biographical information regarding the RRC Nominees that is required for disclosure by a candidate seeking to serve as a director.

Such information includes their respective countries of residence, principal occupations for the preceding five years, number and percentage of security holdings in Taseko, their interests in any transactions since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company and any material interest, direct or indirect, by way of beneficial ownership of the Shares or Bonds or otherwise of RRC Nominees or associates or affiliates of them in any matter to be acted upon at the Meeting, except as disclosed herein. Accordingly, and to avoid any misstatement, reference is made to the RRC proxy circular for such information.

Cautionary Statement Regarding Forward-Looking Information

This Information Circular contains forward-looking statements, mainly about the Company’s operations. Forward-looking statements are statements that relate to future events or financial performance. In some cases you can identify forward-looking statements by the use of terminology such as “may”, “should”, “anticipates”, “believes”, “expects”, “intends”, “forecasts”, “plans”, or the negative of these terms or similar terminology. These forward-looking statements speak only as of the date of the forward-looking statements, are only predictions and are

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subject to known and unknown risks, uncertainties and other factors, including:

•	significant declines in the prevailing market price of copper;

•	an inability to convince the Canadian federal government to reconsider and reverse its decision under the Canadian Environmental Assessment Act, 2012 not to authorize the New Prosperity project to proceed;

•	the potential for increases in operating and capital costs at existing and future operations;

•	estimation of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

•	the expected expenses and delays caused by the Meeting and the resulting effects on certain initiatives;

•	RRC’s qualifications and plans for Taseko;

•	matters pertaining to RRC’s behaviour;

•	the possibility that one or more of the resolutions to be considered at the Meeting are passed;

•	adverse moves in the US:CDN dollar exchange rate given that copper, the Company’s principal output, is priced in US dollars;

•	risks associated with the development of the Company’s advanced stage projects;

•	current global economic conditions;

•	changes in mining legislation adversely affecting our operations;

•	inability to obtain adequate financing on acceptable terms;

•	litigation risks and the inherent uncertainty of litigation;

•	inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws; and

•	inability to attract and retain key personnel.

The Company cautions that the list of risks and assumptions set forth above is not exhaustive. All forward-looking statements in this Information Circular are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this Information Circular are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Notes Regarding Comparability of Canadian and US Mineral Terminology Relating to Resources and Reserves

NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this circular have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM. United States Shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.

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Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The NI 43-101 and CIM

Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, March 28, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Russell Hallbauer”

Russell Hallbauer

President and Chief Executive Officer

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Schedule A

REQUISITION FOR GENERAL MEETING OF TASEKO MINES LIMITED

SENT BY E-MAIL AND HAND-DELIVERY

TO:	TASEKO MINES LIMITED (the Corporation) Suite 1500, Royal Centre 1055 West Georgia Street Vancouver, British Columbia V6E 4N7

AND TO:	THE DIRECTORS OF THE CORPORATION

THE UNDERSIGNED, being the registered holder, as of the date hereof, in aggregate of at least 1 /20th of the issued shares of the Corporation that carry the right to vote at general meetings of the Corporation, hereby requisitions the directors of the Corporation to call a general meeting of the shareholders of the Corporation (the Meeting) pursuant to section 167 of the Business Corporations Act (British Columbia) (the Act).

The Meeting is to be called for the transaction of the following business:

(a)	to consider and, if thought advisable, to pass the following special resolution (the Director Removal Resolution):

“Each of Ronald Thiessen, Russell Hallbauer and Robert Dickinson, or their respective appointed successor(s), are hereby removed from office as directors of the Corporation”;

(b)	if the Director Removal Resolution is passed, to consider and, if thought advisable, to pass an ordinary resolution setting the number of directors of the Corporation at nine (9) and to elect each of Paul Blythe, Randy Davenport, Henry Park and Mark Radzik (collectively, the Concerned Shareholder Nominees) as directors of the Corporation, in each case to hold office until the next annual general meeting of the Corporation or until their respective successors are elected or appointed;

(c)	if the Director Removal Resolution is not passed, to consider and, if thought advisable, to pass an ordinary resolution setting the number of directors of the Corporation at twelve (12) and to elect each of the Concerned Shareholder Nominees as directors of the Corporation to hold office until the next annual meeting of the Corporation or until their respective successors are elected or appointed; and

(d)	such other business as may properly come before such meeting.

In the event that the directors of the Corporation do not, within 21 days after the date on which this requisition is received by the Corporation, send notice of the Meeting in accordance with subsection 167(5) of the Act, the directors are hereby notified that the undersigned will call the Meeting in accordance with subsection 167(8) of the Act.

Delivery of an executed signature page of this requisition instrument by telecopy or other electronic transmission shall be effective as delivery of a manually executed signature page of this requisition instrument.

DATED this 13th day of January, 2016.

Name of Requisitioning Shareholder & Number of Shares	Mailing Address	Authorized Signature
Raging River Capital LP. 11,400,100	222 West Adams, Suite 1980, Chicago, Illinois 60606	Raging River Capital LP., by its general partner Raging River Capital GP LLC Per: Authorizedsigning officer

Signature page to Requisition Taseko Mines Limited

SCHEDULE “A”

The following profiles and information in respect of the Concerned Shareholder Nominees have been provided to Raging River by each respective Concerned Shareholder Nominee.

Concerned Shareholder Nominee Profiles

Paul Blythe – Mr. Blythe founded QuadraFNX predecessor, Quadra in 2003, and had been the CEO until the sale to KGHM in 2012 for US$3 Billion. Prior to that, he was the head of Business Development at BHP Billiton copper division. He gained operations experience from his involvement in numerous mining projects including Mount Pleasant, Hemlo, Dome and Gibraltar, as well as project development experience through Lomas Bayas, Carlota and Sierra Gorda.

Randy Davenport – Mr. Davenport was most recently the President of CST Marcobre in Peru which sold to Minsur for $500MM. Prior to joining Marcobre, Mr. Davenport held numerous roles with Phelps Dodge/Freeport, lastly as Vice President of Resource Development. As the President of Cerro Verde, Mr. Davenport led the feasibility studies, permitting and obtaining approval for the expansion that tripled copper production. He has extensive experience in managing feasibility studies, due diligences, project evaluation, strategic development, construction and operations.

Henry Park – Mr. Park was most recently a partner at Vulcan Mining, a mining private equity investment platform of Soros Fund Management. Prior to that, he was the commodity analyst at Soros Fund Management where he focused on commodity investing in public and private equities and futures. Between Vulcan Mining and Soros Fund management, Mr. Park was a managing director and commodity strategist at Electrum Group.

Mark Radzik – Mr. Radzik is Managing Partner and co-founder of Granite Creek Partners, LLC, an investment firm that makes opportunistic debt and equity investments. Prior to that, Mr. Radzik was a Managing Director of Equity Group Investments, a Sam Zell company, where he sourced, structured, managed and invested in buyouts, growth equity and distressed situations. Mr. Radzik has served on several private and public company boards.

Other Information Concerning the Concerned Shareholder Nominees

The table below sets out, in respect of each Concerned Shareholder Nominee, his name, province or state and country of residence, his principal occupation, business or employment within the five preceding years, and the number of common shares of Taseko beneficially owned, or controlled or directed, directly or indirectly, by such Concerned Shareholder Nominee.

Name, Province or State and Country of Residence	Present Principal Occupation, Business or Employment and Principal Occupation, Business or Employment During the Preceding Five Years	Number of Common Shares Beneficially Owned or Controlled or Directed (Directly or Indirectly)
Paul Blythe Ontario, Canada	President of Paul M Blythe Mining Associates Inc., present President and Chief Executive Officer of QuadraFNX Mining since January 2004	11,400,100	(1)
Randy Davenport Arizona, USA	President of RL Davenport Resources, Inc., present President and General Manager of CST Marcobre since January 2011	Nil

DOCSTOR: 5398211\2

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.

Henry Park Connecticut, USA	Chief Investment Officer and PRINCIPAL of Westwood Capital LLC, present Mining Investment at Vulcan Mining (Soros Fund Management) since January 2013 Commodity Strategist of Electrum Group since April 2011 Commodity Analyst of Soros Fund Management since January 2008	11,400,100	(2)
Mark Radzik Indiana, USA	Managing Partner at Granite Creek Partners, LLC, present	11,400,100	(3)

(1)	11,400,100 shares are registered and/or beneficially owned by Raging River Capital LP., whose general partner is Raging River Capital GP LLC. A managing member of Raging River Capital GP LLC is Paul M. Blythe Associates Inc., of which Mr. Blythe is a principal.

(2)	11,400,100 shares are registered and/or beneficially owned by Raging River Capital LP., whose general partner is Raging River Capital GP LLC. A managing member of Raging River Capital GP LLC is Westwood Capital LLC, of which Mr. Park is a principal.

(3)	11,400,100 shares are registered and/or beneficially owned by Raging River Capital LP., whose general partner is Raging River Capital GP LLC. A managing member of Raging River Capital GP LLC is Granite Creek Partners, LLC, of which Mr. Radzik is a principal.

To the knowledge of Raging River, no Concerned Shareholder Nominee is, at the date hereof, or has been, within ten (10) years before the date hereof: (a) a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days (each, an “order”), in each case that was issued while the Concerned Shareholder Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the Concerned Shareholder Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) a director or executive officer of any company that, while such Concerned Shareholder Nominee was acting in that capacity, or within one (1) year of such Concerned Shareholder Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) someone who became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Concerned Shareholder Nominee.

To the knowledge of Raging River, as at the date hereof, no Concerned Shareholder Nominee has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Concerned Shareholder Nominee.

To the knowledge of Raging River, none of the directors or officers of Raging River, or any associates or affiliates of the foregoing, or any of the Concerned Shareholder Nominees or their respective associates or affiliates, has: (a) any material interest, direct or indirect, in any transaction since the commencement of Taseko’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect Taseko or any of its subsidiaries; or (b) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter proposed to be acted on at the Meeting, other than the election of directors.

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